UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 4, 2022

HECLA MINING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1-8491	77-0664171
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6500 North Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

(Address of principal executive offices) (Zip Code)

(208) 769-4100

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.25 per share	HL	New York Stock Exchange
Series B Cumulative Convertible Preferred Stock, par value $0.25 per share	HL-PB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 – Entry into a Material Definitive Agreement

On July 4, 2022, Hecla Mining Company (the “Company” or “Hecla”) entered into an Arrangement Agreement (the “Alexco Agreement”) with Alexco Resources Corp. (“Alexco”). Under the terms of the Alexco Agreement, Hecla will acquire all of the outstanding shares of Alexco, and Alexco’s shareholders will receive 0.116 of a share of Hecla common stock per Alexco share, representing total consideration with a value of US$0.47 per Alexco share (based on the companies’ 5-day volume weighted average price on the New York Stock Exchange (“NYSE”) and NYSE American on July 1, 2022). As part of the Alexco Agreement, Hecla has agreed to:

•	provide a loan to Alexco in the amount of up to $30 million to bridge Alexco’s operations from signing to closing; and

•

subscribe for and purchase 8,984,100 Alexco common shares at CDN$0.50 per share, having an aggregate value of US$3,593,640. Following such purchase, Hecla and its affiliates will own 9.9% of the outstanding Alexco shares.

The Alexco Agreement is attached hereto as Exhibit 2.1, and is incorporated herein by reference.

Concurrently with entering into the Alexco Agreement, the Company entered into a Stream Termination Agreement (the “WPM Agreement” and together with the Alexco Agreement, the “Agreements”) with Wheaton Precious Metals Corp. (“WPM”). Under the WPM Agreement, after the closing of the Alexco acquisition, the Company will issue shares of its common stock valued at US$135 million based on Hecla’s 5-day volume-weighted average price immediately prior to the closing in exchange for the termination of WPM’s silver streaming interest in Alexco’s Keno Hill silver mine located in the Yukon Territory, Canada.

The Alexco Agreement has been incorporated by reference herein to provide you with information regarding its terms. It is not intended to provide any other factual information about us. Such information can be found elsewhere in other public filings we have made with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

The Agreements contain representations and warranties the Company, Alexco and WPM made. The assertions embodied in the Alexco representations and warranties are qualified by information in a confidential disclosure letter that Alexco has exchanged in connection with signing the Alexco Agreement. While the Company does not believe that it contains information securities laws require us to publicly disclose other than information that has already been so disclosed, the disclosure letter does contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the disclosure letter. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Alexco Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The information disclosed under Item 8.01 is incorporated herein by reference.

2

Item 3.02 – Unregistered Sales of Equity Securities

The description of the consideration to be received by Alexco shareholders set forth in Item 1.01 above is incorporated herein by reference. The shares of common stock of Hecla to be issued under the Alexco Agreement will be issued pursuant to an exemption from registration under Section 3(a)(10) of the Securities Act of 1933. The Company anticipates that the exemption will be available because the Agreement provides that the transactions contemplated by the Agreement will be implemented by way of a court-approved plan of arrangement. Exhibit 2.1 attached hereto is incorporated herein by reference.

The description of the consideration to be received by WPM set forth in Item 1.01 above is incorporated herein by reference. The shares of common stock of Hecla to be issued under the WPM Agreement will be issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company anticipates that the exemption will be available because in the WPM Agreement, WPM represents to Hecla that it is an accredited investor as that term is defined under the Securities Act of 1933, and WPM has acknowledged and agreed that the shares of Hecla common stock it would receive upon the closing of the transaction will be restricted for a minimum of 6 months from the date of issuance.

Item 8.01 Other Events

On July 5, 2022, the Company issued a news release with respect to the Agreements. A copy of the news release is attached hereto as Exhibit 99.1, and is incorporated herein by reference. As announced in the release, the Company and Alexco will hold a conference call to discuss the transaction at 8:30 a.m. (Eastern Time) on July 5, 2022. A slide presentation that will be made in connection with the conference call is attached hereto as Exhibit 99.2 to this Form 8-K, and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(c)    Exhibits

2.1	Arrangement Agreement dated as of July 4, 2022, by and among Hecla Mining Company, Hecla Canada Ltd. and 1080980 B.C. Ltd., and Alexco Resources Corp.* **

99.1	News Release dated July 5, 2022.**

99.2	Slide presentation used in conference call on July 5, 2022.**

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

The Disclosure Letter referenced in the Arrangement Agreement is omitted, but Hecla agrees to furnish supplementally a copy of the Disclosure Letter to the Securities and Exchange Commission upon request.

**	Filed herewith.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HECLA MINING COMPANY

By:	/s/ David C. Sienko
David C. Sienko
Vice President and General Counsel

Dated: July 4, 2022

4

Exhibit 2.1

EXECUTION VERSION

HECLA MINING COMPANY

AND

ALEXCO RESOURCE CORP.

ARRANGEMENT AGREEMENT

Dated July 4, 2022

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Interpretation Not Affected by Headings	15
1.3	Number and Gender	16
1.4	Date for Any Action	16
1.5	Statutory References	16
1.6	Currency	16
1.7	Accounting Matters	16
1.8	Knowledge	16
1.9	Disclosure Letter	16
1.10	Schedules	16

ARTICLE 2 THE ARRANGEMENT		17

2.1	Arrangement	17
2.2	Interim Order	17
2.3	U.S. Securities Law Matters	18
2.4	Alexco Meeting	19
2.5	Alexco Circular	21
2.6	Final Order	22
2.7	Court Proceedings	23
2.8	Arrangement and Effective Date	23
2.9	Payment of Consideration	24
2.10	Announcement and Shareholder Communications	24
2.11	Withholding Taxes	24

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF ALEXCO		25

3.1	Representations and Warranties	25
3.2	Survival of Representations and Warranties	46

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF HECLA		46

4.1	Representations and Warranties	46
4.2	Survival of Representations and Warranties	56

ARTICLE 5 COVENANTS		56

5.1	Covenants of Alexco Regarding the Conduct of Business	56
5.2	Additional Covenants of Alexco	61
5.3	Covenants of Hecla Regarding the Conduct of Business	62
5.4	Additional Covenants of Hecla	63
5.5	Mutual Covenants of the Parties Relating to the Arrangement	64
5.6	Pre-Acquisition Reorganization	65
5.7	Regulatory Approvals	66

ARTICLE 6 CONDITIONS		68

6.1	Mutual Conditions Precedent	68
6.2	Additional Conditions Precedent to the Obligations of Hecla	69
6.3	Additional Conditions Precedent to the Obligations of Alexco	70
6.4	Satisfaction of Conditions	71

- i -

ARTICLE 7 ADDITIONAL AGREEMENTS		71

7.1	Notice of Breach	71
7.2	Alexco Non-Solicitation	72
7.3	Expenses and Termination Fees	77
7.4	Access to Information; Confidentiality	78
7.5	Insurance and Indemnification	79

ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER		80

8.1	Term	80
8.2	Termination	80
8.3	Amendment	82
8.4	Waiver	83

ARTICLE 9 GENERAL PROVISIONS		83

9.1	Notices	83
9.2	Governing Law	84
9.3	Injunctive Relief	84
9.4	Time of Essence	85
9.5	Entire Agreement, Binding Effect and Assignment	85
9.6	Severability	85
9.7	Further Assurances	85
9.8	No Third Party Beneficiaries	86
9.9	Mutual Interest	86
9.10	Counterparts, Execution	86

- ii -

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated July 4, 2022,

BETWEEN:

Hecla Mining Company, a corporation existing under the laws of the State of Delaware (“Hecla”)

- and -

Alexco Resource Corp., a corporation existing under the laws of the Province of British Columbia (“Alexco”).

RECITALS:

A.	Hecla and Alexco wish to enter into a transaction providing for the acquisition by Hecla of all of the Alexco Shares.

B.	Hecla and Alexco intend to carry out the transactions contemplated by this Agreement by way of a plan of arrangement under the provisions of the BCBCA.

C.

Hecla has entered into the Alexco Voting Agreements with all of the Alexco Locked-Up Shareholders, pursuant to which each of the Alexco Locked-Up Shareholders have agreed to vote their Alexco Shares in favour of the Alexco Resolution on the terms and subject to the conditions set forth in the Alexco Voting Agreements.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest or inquiry, or public announcement of an intention (orally or in writing) from any person (other than Hecla or any of its affiliates) after the date of this Agreement (including, for greater certainty, amendments or variations after the date of this Agreement to any offer, proposal, expression of interest or inquiry that was made before the date of this Agreement), relating to:

(a)	any joint venture, earn-in right, royalty grant, lease, license, acquisition, sale or transfer, direct or indirect, in a single transaction or a series of related transactions, of:

(i)

the assets of Alexco and/or any of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Alexco and its subsidiaries, taken as a whole, or contribute 20% or more of the consolidated revenue of Alexco and its subsidiaries, taken as a whole; or

(ii)

20% or more of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Alexco or any of its subsidiaries;

(b)

any take-over bid, tender offer, exchange offer, sale or treasury issuance of securities or other transaction that, if consummated, would result in such person beneficially owning, directly or indirectly, 20% or more of any class of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Alexco or any of its subsidiaries;

(c)

a plan of arrangement, merger, amalgamation, consolidation, share exchange, share issuance, business combination, reorganization, recapitalization, liquidation, dissolution, share reclassification, winding-up or other similar transaction or series of transactions involving Alexco or any of its subsidiaries; or

(d)	any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement.

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement.

“affiliate” means an “affiliated entity” within the meaning of MI 61-101.

“Agreement” means this arrangement agreement, including the Schedules hereto, together with the Alexco Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Alexco Benefit Plans” has the meaning ascribed thereto in Section 3.1(dd)(i).

“Alexco Board” means the board of directors of Alexco as the same is constituted from time to time.

“Alexco Board Recommendation” has the meaning ascribed thereto in Section 3.1(a).

“Alexco Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(c)(i).

“Alexco Circular” means the notice of the Alexco Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Alexco Securityholders in connection with the Alexco Meeting, as amended, supplemented or otherwise modified from time to time.

“Alexco Concessions” means any mining, mineral or exploration concession, claim, lease, license, Permit or other right to explore for, exploit, develop, mine or produce Minerals or any interest therein which Alexco or any of its subsidiaries owns or has a right or option to acquire or use.

“Alexco Disclosure Letter” means the disclosure letter executed by Alexco and delivered to Hecla concurrently with the execution of this Agreement.

“Alexco DSU” means a deferred share unit issued pursuant to the Alexco DSU Plan.

“Alexco DSU Plan” means the deferred share unit plan of Alexco, as approved by Alexco Shareholders on June 6, 2019.

“Alexco Fairness Opinion” has the meaning ascribed thereto in Section 3.1(b).

“Alexco Financial Advisors” means Cormark Securities Inc. and GenCap Mining Advisory Ltd.

“Alexco Financial Statements” has the meaning ascribed thereto in Section 3.1(m).

“Alexco Lands” means any interests and rights in real and immoveable property interests, including property rights, fee lands, possession rights, licenses, leases, rights of way, rights to use, surface rights or easements which Alexco or any of its subsidiaries have a right in or interest in or has an option or other right to acquire or use.

“Alexco Locked-Up Shareholders” means all directors, officers and certain shareholders of Alexco, all of whom have entered into the Alexco Voting Agreements.

“Alexco Equity Incentive Plans” means, together, the Alexco Stock Option Plan, the Alexco DSU Plan and the Alexco RSU Plan.

“Alexco Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences, circumstances or states of fact, is or would reasonably be expected to be material and adverse to the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Alexco and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:

(a)	the public announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

(b)	any changes in general political, economic or financial conditions in Canada;

(c)	any change or proposed change in any applicable Laws or the interpretation, application or non-application of any applicable Laws by any Governmental Entity;

(d)	any generally applicable changes in IFRS;

(e)	any natural disaster, armed hostilities, war or act of terrorism;

(f)	any epidemic, pandemic or outbreak of illness (including COVID-19 and any COVID-19 Measures) or health crisis or public health event, or any worsening of any of the foregoing;

(g)	conditions generally affecting the mining industry;

(h)	any change in currency exchange, interest or inflation rates;

(i)	any change in the market price of silver; or

(j)

any decrease in the market price or any decline in the trading volume of Alexco Shares on the TSX or NYSE American (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Alexco Material Adverse Effect has occurred), provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in clauses (b), (c), (d), (e), (f), (g) and (h) of this definition shall constitute a Alexco Material Adverse Effect to the extent that any such change, effect, event, occurrence, circumstance or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate material adverse impact on the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Alexco and its subsidiaries, taken as a whole, relative to other industry participants of similar size and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a “Alexco Material Adverse Effect” has occurred.

“Alexco Material Contract” means any Contract of Alexco or any of its subsidiaries:

(a)

involving current and future aggregate actual or contingent obligations to pay (including advances) to or by Alexco or any of its subsidiaries of more than $100,000 in any one year or $250,000 (but, for purposes of Section 5.1, $100,000) during the remaining term of such Contract (including, if applicable, any renewals thereof);

(b)	relating to current or future indebtedness for borrowed money of $250,000 or more, or pursuant to which any property or asset of Alexco or any of its subsidiaries is subject to a Lien;

(c)

restricting the incurrence of indebtedness by Alexco or any of its subsidiaries or (including by requiring the granting of an equal and rateable Lien) the incurrence of any Liens on any properties or assets of Alexco or any of its subsidiaries;

(d)

relating to litigation or settlement thereof which gives rise to or could give rise to any actual or contingent obligations or entitlements of Alexco or any of its subsidiaries which have not been fully satisfied prior to the date of this Agreement, other than obligations or entitlements, individually or together, of not more than $100,000;

(e)	with any Governmental Entity or First Nation;

(f)

which creates an exclusive dealing arrangement or right of first offer or limits or purports to limit the ability of Alexco or any of its subsidiaries to engage in any line of business, compete with any person or in any geographic area or during any period of time;

(g)	which relates to any pending lease, acquisition or disposition, directly or indirectly, of property, including Alexco Concessions or Alexco Lands;

(h)	providing for any indemnification or any guarantee by Alexco or any of its subsidiaries in excess of $100,000 or which is not expressly capped or limited;

(i)	in respect of any joint venture, partnership, strategic alliance or similar arrangement or any shareholders’ agreement;

(j)

involving a sharing of profits, losses, costs or liabilities by Alexco or any of its subsidiaries with any third party that would result in one or more third parties being entitled to more than $100,000 in the aggregate;

(k)	the termination of which would reasonably be expected to have a Alexco Material Adverse Effect;

(l)	for a royalty, metals streaming, long term offtake or similar economic arrangement in respect of any Alexco Concession;

(m)	any standstill or similar Contract currently restricting the ability of Alexco or any of its subsidiaries to offer to purchase or purchase the assets or equity securities of another person; and

(n)

with a term or commitment to or by a Alexco or any of its subsidiaries that may reasonably extend beyond one year and which cannot be terminated without cost or penalty in excess of $100,000 on less than 60 days’ notice.

“Alexco Meeting” means the special meeting of Alexco Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Alexco Resolution.

“Alexco Office Leases” means the office leases listed in Schedule 3.1(u) of the Alexco Disclosure Letter.

“Alexco Option” means a right and option to purchase one or more Alexco Shares granted pursuant to the Alexco Stock Option Plan or otherwise enforceable against Alexco.

“Alexco Optionholder” means a holder of one or more Alexco Options.

“Alexco Public Disclosure Record” means all documents and information filed by Alexco under applicable Securities Laws since January 1, 2021 and publicly available on the System for Electronic Document Analysis Retrieval (SEDAR) website.

“Alexco Resolution” means the special resolution of Alexco Shareholders approving the Arrangement, which is to be considered at the Alexco Meeting, substantially in the form of Schedule B to this Agreement.

“Alexco RSU” means a restricted share unit issued pursuant to the Alexco RSU Plan.

“Alexco RSU Plan” means the restricted share unit plan of Alexco, as approved by Alexco Shareholders on June 10, 2021.

“Alexco Security” means an Alexco Share, Alexco Option, Alexco DSU or Alexco RSU.

“Alexco Securityholder” means a holder of one or more Alexco Securities.

“Alexco Securityholder Approval” means the approval of the Alexco Resolution by the Alexco Securityholders at the Alexco Meeting in accordance with Section 2.2(c).

“Alexco Share” means a common share in the authorized share structure of Alexco.

“Alexco Shareholder” means a holder of one or more Alexco Shares.

“Alexco Special Committee” means the special committee of independent directors of the Alexco Board formed to review, assess and examine, and to advise the Alexco Board on, any proposals or offers to acquire control of Alexco and to review, assess and examine any strategic alternatives that may offer greater value to the Alexco Shareholders.

“Alexco Stock Option Plan” means the stock option plan of Alexco, as approved by Alexco Shareholders on June 6, 2019 and as further amended on June 9, 2022.

“Alexco Technical Report” has the meaning ascribed thereto in Section 3.1(x).

“Alexco Voting Agreements” mean the voting support agreements (including all amendments thereto) between Hecla and the Alexco Locked-Up Shareholders.

“Alexco Warrants” means the 2,000,000 share purchase warrants granted to Wheaton, entitling Wheaton to purchase one Alexco Share for each Alexco Warrant held at an exercise price of $3.50 until August 5, 2025.

“Arrangement” means the arrangement pursuant to Division 5 of Part 9 of the BCBCA with respect to, among others, Alexco, Alexco Securityholders and Hecla on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 or the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Hecla and Alexco, each acting reasonably.

“BCBCA” means the Business Corporations Act (British Columbia).

“BCSC” means the British Columbia Securities Commission.

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the banks located in Vancouver, British Columbia or Toronto, Ontario, are closed or authorized to be closed.

“Canadian Competition Approval” means that, in connection with the transactions contemplated by this Agreement, either (a) the (i) applicable waiting periods under subsection 123(1) of the Competition Act shall have expired or have been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act, and (ii) the Commissioner shall have issued a No Action Letter; or (b) the Commissioner shall have issued an Advance Ruling Certificate.

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any person designated by the Commissioner to act on his or her behalf.

“Competition Act” means the Competition Act (Canada).

“Confidentiality Agreement” means the non-disclosure agreement dated as of November 17, 2021, by and between Alexco and Hecla, as supplemented, amended, restated or otherwise modified from time to time.

“Consideration” means the consideration payable pursuant to the Plan of Arrangement to a person who is a Alexco Securityholder other than Hecla or its affiliates.

“Contract” means any written or oral contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation to which Alexco or Hecla, respectively, or any of their respective subsidiaries is a party or by which Alexco or Hecla, respectively, or any of their respective subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Corruption Acts” has the meaning ascribed thereto in Section 3.1(ss)(iii).

“Court” means the Supreme Court of British Columbia.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any actions taken or not taken (a) to comply with facility closure, quarantine, “stay at home”, “shelter in place”, social or physical distancing, travel restriction or other directive, guideline or recommendation issued by any Governmental Entity or any other Law in response to COVID-19 or (b) in good faith and on a commercially reasonable basis to mitigate, remedy, respond to or otherwise address the actual or reasonably anticipated effects or impacts of COVID-19, including to protect the health and safety of the employees of Hecla or Alexco, as applicable, and their respective subsidiaries and other individuals having business dealings with such persons or to respond to third party supply or service disruptions caused by COVID-19.

“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Dissenting Shareholder” means a registered Alexco Shareholder that validly exercises Dissent Rights in respect of all Alexco Shares held by such Alexco Shareholder.

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.8(a).

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Environmental Laws” means all applicable federal, provincial, regional, municipal, local or other Laws, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation).

“Environmental Liabilities” means, with respect to any person, all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred as a result of or related to any Hazardous Substance or any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property.

“Environmental Permits” means all Permits under any Environmental Laws.

“Final Order” means the final order of the Court in a form acceptable to both Hecla and Alexco, each acting reasonably, pursuant to Section 291 of the BCBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both Hecla and Alexco, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both Hecla an Alexco, each acting reasonably).

“First Nations” means any first nations, indigenous or aboriginal persons, tribe or Indian band of Canada, including Métis communities.

“Governmental Entity” means (a) any multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, minister, ministry, bureau, agency or instrumentality, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the NYSE, the NYSE American and TSX.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including metals, petroleum, polychlorinated biphenyls, asbestos and urea- formaldehyde insulation, and any other material or contaminant regulated or defined pursuant to any Environmental Law.

“Hecla Annual Report” means the Hecla’s filed Annual Report on Form 10-K for the year ended December 31, 2021 on EDGAR.

“Hecla Board” means the board of directors of Hecla as the same is constituted from time to time.

“Hecla Concessions” means those mining, mineral or exploration concession, claim, lease, license, Permit or other right to explore for, exploit, develop, mine or produce Minerals from the Hecla Material Mines or any interest therein which Hecla, any of its subsidiaries, owns or has a right or option to acquire or use.

“Hecla Financial Statements” has the meaning ascribed thereto in Section 4.1(j).

“Hecla Lands” means any interests and rights in real and immoveable property interests, including property rights, fee lands, possession rights, licenses, leases, rights of way, rights to use, surface rights or easements with respect to the Hecla Material Mines which Hecla or any of its subsidiaries has a right in or interest in or has an option or other right to acquire or use.

“Hecla Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences, circumstances or states of fact, is or would reasonably be expected to be, material and adverse to the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Hecla and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:

(a)	the public announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

(b)	any changes in general political, economic or financial conditions in Canada;

(c)	any change or proposed change in any applicable Laws or the interpretation, application or non-application of any applicable Laws by any Governmental Entity;

(d)	any generally applicable changes in U.S. GAAP;

(e)	any natural disaster, war, armed hostilities or act of terrorism;

(f)	any epidemic, pandemic or outbreak of illness (including COVID-19 and any COVID-19 Measures) or health crisis or public health event, or any worsening of any of the foregoing;

(g)	conditions generally affecting the mining industry;

(h)	any change in currency exchange, interest or inflation rates;

(i)	any change in the market price of silver; or

(j)

any decrease in the market price or any decline in the trading volume of Hecla Shares on the NYSE (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Hecla Material Adverse Effect has occurred), provided that, notwithstanding the foregoing, any change, effect, event, occurrence, circumstance or state of facts described in clauses (b), (c), (d), (e), (f), (g) and (h) of this definition shall constitute a Hecla Material Adverse Effect to the extent that any such change, effect, event, occurrence, circumstance or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate material adverse impact on the business, properties, assets, Permits, capital, liabilities, operations, results of operations or condition (financial or otherwise) of Hecla and its subsidiaries, taken as a whole, relative to other industry participants of similar size and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a “Hecla Material Adverse Effect” has occurred.

“Hecla Material Contract” means the Contracts of Hecla or any of its subsidiaries set out in Item 15 (3) Exhibits of Hecla’s Annual Report on Form 10-K for the year ended December 31, 2021 that comprises part of the Hecla Public Disclosure Record.

“Hecla Material Mines” means the Greens Creek Mine in Alaska, the Casa Berardi Mine in Quebec, and the Lucky Friday Mine in Idaho.

“Hecla Option” means a stock option under the Hecla Stock Option Plan;

“Hecla Public Disclosure Record” means all documents and information filed by Hecla under applicable Securities Laws since January 1, 2021 and publicly available on the System for Electronic Document Analysis Retrieval (SEDAR) and Electronic Data Gathering, Analysis and Retrieval (EDGAR) websites.

“Hecla Response Period” has the meaning ascribed thereto in Section 7.2.7(f).

“Hecla Secured Loan” means the US$30 million aggregate principal amount secured loan made by Hecla to Alexco pursuant to the secured loan agreement between Hecla and Alexco dated the date hereof, as the same may be amended, supplemented or otherwise modified from time to time;

“Hecla Share” mean a share of common stock in the authorized share structure of Hecla.

“Hecla Shareholder” means a holder of one or more Hecla Shares.

“Hecla Technical Reports” has the meaning ascribed thereto in Section 4.1(q).

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;

“IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook – Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time.

“including”, “includes” or similar expressions are not intended to be limiting and are deemed to be followed by the expression “without limitation”.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights; (b) copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights; (c) trademarks, service marks, trade names, business names, logos, trade dress, certification marks and other indicia of commercial source or origin together with all goodwill associated with the foregoing, and all registrations, applications and renewals for any of the foregoing; (d) trade secrets and business, technical and know-how information, databases (including assay), data collections, and drawings; (e) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation; and (f) Internet domain name registrations;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of this Agreement and made pursuant to the BCBCA in a form acceptable to both Hecla and Alexco, each acting reasonably, providing for, among other things, the calling and holding of the Alexco Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of both Hecla and Alexco, each acting reasonably).

“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations enacted thereunder.

“Keno Hill Silver Project” means the conventional mining and milling of silver-lead-zinc ore from certain deposits in the Keno Hill District in Yukon, Canada.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including, where applicable, the TSX, the NYSE and the NYSE America), and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, assets, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, assets, property or securities.

“Liens” means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, encumbrance, adverse right or claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Mailing Deadline” means August 8, 2022, or such other date as may be agreed between the Parties.

“material fact” has the meaning ascribed thereto in the Securities Act.

“Material Taxes” means an amount of Taxes in excess of $100,000 that has not been paid or otherwise provided for in the Alexco Financial Statements or the Hecla Financial Statements, as applicable.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Minerals” means all ores, and ores and concentrates derived therefrom, of precious, base and industrial minerals, including diamonds, which may be lawfully explored for, mined and sold.

“misrepresentation” has the meaning ascribed thereto in the Securities Act.

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(tt).

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“No Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

“NYSE” means the New York Stock Exchange.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“ordinary course of business” means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person.

“Outside Date” means November 4, 2022, or such later date as may be agreed to in writing by the Parties.

“Parties” means Hecla and Alexco, and “Party” means either of them.

“Permit” means any license, permit, certificate, consent, Order, grant, approval, classification, waiver, writ, consent, registration or other authorization of or from any Governmental Entity.

“person” includes an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Entity or any other entity, whether or not having legal status.

“Personal Information” means information in the possession or under the control of Alexco or any if its subsidiaries about an identifiable individual;

“Plan of Arrangement” means the plan of arrangement of Alexco, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with this Agreement and the Plan of Arrangement or upon the direction of the Court (with the prior written consent of Hecla and Alexco, each acting reasonably) in the Final Order.

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.6.

“Private Placement” has the meaning ascribed thereto in Section 5.4.

“Proceeding” means any suit, claim, action, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity.

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in relation to the transactions contemplated hereby.

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of a Hazardous Substance in the indoor or outdoor environment, including the movement of a Hazardous Substance through or in the air, soil, surface water, ground water or property.

“Representatives” means, with respect to any person, its and its subsidiaries’ officers, directors, employees, representatives (including any financial and other advisors) and agents.

“Returns” means all reports, forms, elections, statements, declarations, designations, notices, filings, returns and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, made, filed or required to be filed or prepared by Law in connection with any Taxes.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.3.

“Securities Act” means the Securities Act (British Columbia).

“Securities Authorities” means, collectively, the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada.

“Securities Laws” means the Securities Act and the securities legislation of each other province of Canada and the rules, regulations, forms, published instruments, policies, bulletins and notices of the Securities Authorities made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“S-K 1300 Technical Report Summaries” means the Technical Report Summary on the Greens Creek Mine, Alaska, USA S-K 1300 Report, the Technical Report Summary on the Lucky Friday Mine, Idaho, USA SK 1300 Report and the Technical Report Summary on the Casa Berardi Mine, Northwestern Quebec, Canada SK 1300 Report, each as filed as exhibits to the Hecla Annual Report.

“subsidiary” has the meaning ascribed to it in National Instrument 45-106 – Prospectus Exemptions, in force as of the date of this Agreement.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal from an arm’s length third party that is made after the date of this Agreement (and is not obtained in violation of this Agreement) to acquire all of the outstanding Alexco Shares (other than Alexco Shares beneficially owned by the person or persons making such Acquisition Proposal) or all or substantially all of the assets of Alexco and its subsidiaries on a consolidated basis, and (a) that did not result from or involve a breach of this Agreement; (b) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal; (c) that, if it relates to the acquisition of Alexco Shares, is made to all Alexco Shareholders on the same terms and conditions; (d) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Alexco Board, acting in good faith (and after receiving the advice of its outside legal advisors and an Alexco Financial Advisor), that adequate arrangements have been made in respect of any required financing required to complete such Acquisition Proposal; (e) that is not subject to any due diligence or access condition; (f) that complies with Securities Laws; (g) in respect of which the Alexco Board unanimously determines, in its good faith judgment, after receiving the advice of its outside legal advisors and an Alexco Financial Advisor, that (A) failure to recommend such Acquisition Proposal to the Alexco Shareholders would be inconsistent with its fiduciary duties under applicable Law; and (B) having regard for all of the terms and conditions of the Acquisition Proposal, including all financial, legal, regulatory and other aspects of such proposal and the person making such proposal, such Acquisition Proposal, will, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Alexco Shareholders from a financial point of view than the transactions contemplated by this Agreement, after taking into account any amendment to the terms of this Agreement and the Plan of Arrangement proposed by Hecla pursuant to Section 8.3.

“Tax Act” means the Income Tax Act (Canada).

“Tax Exempt person” means a person who is exempt from tax under Part I of the Tax Act.

“Taxes” means (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments or advance payments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income, gains or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment or payroll taxes, employment insurance, disability taxes, social insurance taxes, social security contributions, sales and use taxes, consumption taxes, customs taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not, and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes by contract or otherwise.

“Termination Fee” has the meaning ascribed thereto in Section 7.3.3.

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;

“U.S. GAAP” means generally accepted accounting principles in the United States;

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means the U.S. federal securities laws, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and applicable securities laws of any state of the United States; and

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“Wheaton” means Wheaton Precious Metals Corp.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and not any particular article, section, subsection, paragraph or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number and Gender

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Agreement to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute, rule or regulation.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in required to be made shall be made in accordance with IFRS consistently applied.

1.8	Knowledge

In this Agreement, (a) references to “the knowledge of Alexco” mean the knowledge of Clynton Nauman (Chairman and Chief Executive Officer), Brad Thrall (President) and Michael Clark (Chief Financial Officer and Corporate Secretary) after due enquiry, and (b) references to “the knowledge of Hecla” means the knowledge of Phillips Baker (President and Chief Executive Officer), Lauren Roberts (Senior Vice President and Chief Operating Officer) and Russell Lawlar (Senior Vice President and Chief Financial Officer) after due enquiry.

1.9	Disclosure Letter

The Alexco Disclosure Letter and all information contained in the Alexco Disclosure Letter is confidential information and subject to the terms and conditions of the Confidentiality Agreement.

1.10	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	Plan of Arrangement
Schedule B	Alexco Resolution

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

Alexco and Hecla agree that the Arrangement shall be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

Alexco shall, as soon as reasonably practicable following the date of this Agreement, and in any event in sufficient time to file, furnish and mail the Alexco Circular in accordance with Section 2.5, apply to the Court in a manner acceptable to Hecla, acting reasonably, pursuant to subsection 291 of the BCBCA and, in cooperation with Hecla, prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Alexco Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the Alexco Meeting (which date shall be fixed and filed by Alexco in consultation with Hecla, acting reasonably);

(c)	that the requisite approval for the Alexco Resolution shall be:

(i)

66 2⁄3% of the votes cast on the Alexco Resolution by Alexco Shareholders present in person or represented by proxy at the Alexco Meeting, with each Alexco Share entitling a Alexco Shareholder to one vote;

(ii)

66 2⁄3% of the votes cast on the Alexco Resolution by Alexco Securityholders present in person or represented by proxy at the Alexco Meeting, voting together as a single class, with an Alexco Shareholder, a holder of Alexco Options, a holder of Alexco RSUs and a holder of Alexco DSUs being entitled to one vote for each Alexco Share, Alexco Option, Alexco RSU and Alexco DSU held; and

(iii)

a simple majority of the votes cast on the Alexco Resolution by Alexco Shareholders present in person or represented by proxy at the Alexco Meeting (excluding the votes cast by any Alexco Shareholders required to be excluded pursuant to MI 61-101);

(d)

that, in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of Alexco’s constating documents, including quorum requirements and all other matters, shall apply in respect of the Alexco Meeting;

(e)	for the grant of Dissent Rights to the Alexco Shareholders who are registered holders of Alexco Shares;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Alexco Meeting may be adjourned or postponed from time to time by the Alexco Board subject to the terms of this Agreement without the need for additional approval of the Court;

(h)	that the record date for Alexco Securityholders entitled to receive notice of and vote at the Alexco Meeting will not change in respect of any adjourned or postponed Alexco Meeting;

(i)	for the notice requirement with respect to the application to the Court for the Final Order;

(j)

that the deadline for the submission of proxies by Alexco Shareholders for the Alexco Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Vancouver, British Columbia) prior to the Alexco Meeting, subject to waiver by Alexco in accordance with the terms of this Agreement;

(k)

that it is the Parties’ intention to rely on the Section 3(a)(10) Exemption and similar exemptions from applicable securities Laws of any state of the United States with respect to the issuance of Hecla Shares to Alexco Shareholders pursuant to the Arrangement, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to Alexco Shareholders and based on the Court’s approval of the Arrangement following a hearing at which the Alexco Shareholders by appear and be heard;

(l)

that each Alexco Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time in accordance with the procedures set out in the Interim Order; and

(m)	for such other matters as Hecla may reasonably require subject to obtaining the prior written consent of Alexco, such consent not to be unreasonably withheld or delayed.

2.3	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Hecla Shares to be issued to Alexco Shareholders in exchange for their Alexco Shares to be issued pursuant to the Plan of Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) and pursuant to exemptions from applicable securities Laws of any state of the United States. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b)

the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement to the Alexco Shareholders;

(c)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to the Alexco Shareholders;

(d)

Alexco will ensure that each Alexco Shareholder will be given adequate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)

Alexco Shareholders will be advised that the Hecla Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Hecla in reliance on the Section 3(a)(10) Exemption;

(f)

the Interim Order will specify that each Alexco Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time in accordance with the procedures set out in the Interim Order and in accordance with the requirements of the Section 3(a)(10) Exemption;

(g)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement to the Alexco Shareholders; and

(h)

the Final Order will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to the Alexco Shareholders, and the Final Order shall include a statement to substantially the following effect:

“This Order shall serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by such act regarding the distribution of securities pursuant to the Plan of Arrangement.”

2.4	Alexco Meeting

(a)

Subject to the terms of this Agreement, Alexco shall convene and conduct the Alexco Meeting in accordance with the Interim Order, Alexco’s notice of articles and articles and applicable Law as soon as reasonably practicable, and in any event on or before September 2, 2022 (and, in that regard, Alexco shall abridge, as necessary, any time periods that may be abridged under NI 54-101). Except as required by applicable Law, or with the prior written consent of Hecla, which shall not be unreasonably withheld or delayed, the Alexco Resolution shall be the only matter of business transacted at the Alexco Meeting.

(b)

Subject to the terms of this Agreement, Alexco shall use its commercially reasonable efforts to solicit proxies (i) in favour of the approval of the Alexco Resolution and take all other action necessary or desirable to secure the approval of the Alexco Resolution and all other matters to be brought before the Alexco Meeting intended to facilitate and complete the transactions contemplated by this Agreement, and (ii) against any resolution submitted by any Alexco Shareholder that is inconsistent with the Alexco Resolution and the completion of the transactions contemplated by this Agreement, including, if so requested by Hecla, using proxy solicitation services; provided that such solicitor shall be determined by Alexco in consultation with Hecla, acting reasonably.

(c)

Alexco shall provide Hecla with copies of or access to information regarding the Alexco Meeting generated by any proxy solicitation services firm engaged by Alexco, as requested from time to time by Hecla.

(d)	Alexco shall give notice to Hecla of the Alexco Meeting and allow Hecla’ Representatives and legal counsel to attend the Alexco Meeting.

(e)

Alexco shall advise Hecla as Hecla may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Alexco Meeting, as to the aggregate tally of the proxies received by Alexco in respect of the Alexco Resolution and any other matters properly brought before the Alexco Meeting.

(f)	Alexco will promptly advise Hecla of any communication (orally or in writing) from any Alexco Shareholder in opposition to the Arrangement.

(g)

Alexco will promptly advise Hecla of any written notice of dissent or purported exercise by any Alexco Shareholder of Dissent Rights received by Alexco in relation to the Alexco Resolution and any withdrawal of Dissent Rights received by Alexco. Alexco shall provide Hecla with an opportunity to review and comment on any written communications sent by or on behalf of Alexco to any Alexco Shareholder who is exercising or purporting to exercise Dissent Rights in relation to the Alexco Resolution and shall not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Hecla.

(h)

Alexco shall, upon the request from time to time by Hecla, promptly deliver to Hecla (i) lists of all registered Alexco Shareholders and other security holders of Alexco, showing the name and address of each holder and the number of Alexco Shares or other securities of Alexco held by each such holder, and securities positions, and (ii) from time to time, at the request of Hecla, updated or supplemental lists setting out any changes from the list(s) referred to in clause (i) of this Section 2.4(h).

(i)

Alexco shall not, except as required for quorum purposes, as required by Law or as otherwise permitted under this Agreement, adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation), or fail to call, the Alexco Meeting without Hecla’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, other than as expressly required or permitted in accordance with Section 7.2.11.

(j)

Alexco shall not change the record date for the Alexco Shareholders entitled to vote at the Alexco Meeting in connection with any adjournment or postponement of the Alexco Meeting unless required by Law.

(k)	Alexco shall not, without the prior written consent of Hecla, waive the deadline for the submission of proxies by Alexco Shareholders for the Alexco Meeting.

(l)

Alexco shall promptly advise Hecla of any communication (written or oral) received by Alexco from the TSX or the NYSE American, any of the Securities Authorities or any other Governmental Entity in connection with the Alexco Meeting.

2.5	Alexco Circular

(a)

Subject to Hecla complying with Section 2.5(c), Alexco shall (i) as promptly as reasonably practicable following the date of this Agreement, prepare the Alexco Circular (together with any other documents required by applicable Laws in connection with the Alexco Meeting) in compliance with all applicable Laws, and (ii) as promptly as reasonably practicable after obtaining the Interim Order file or furnish, as applicable, the Alexco Circular with respect to the Alexco Meeting in all jurisdictions where the same is required to be filed or furnished and mail the same as required by the Interim Order and in accordance with all applicable Laws in all jurisdictions where the same is required to be mailed (it being understood that Alexco will so file, furnish and mail the Alexco Circular by no later than the close of business on the Mailing Deadline). If necessary, Alexco shall, in consultation with Hecla abridge the timing contemplated by NI 54-101, as provided in section 2.20 thereof (provided, however, that for greater certainty, the foregoing obligation shall not extend to the making of an application for a waiver or exemption from the requirements of NI 54-101).

(b)

Alexco shall ensure that the Alexco Circular complies in all material respects with all applicable Laws and the Interim Order, and, without limiting the generality of the foregoing, that the Alexco Circular shall not contain any misrepresentation (except that Alexco shall not be responsible for any information included in the Alexco Circular relating to Hecla and its affiliates that was provided by Hecla expressly for inclusion in the Alexco Circular pursuant to Section 2.5(c)) and shall provide Alexco Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Alexco Meeting. The Alexco Circular shall include (a) the Alexco Board Recommendation, (b) a statement that each of the Alexco Locked-Up Shareholders has signed a Alexco Voting Agreement, pursuant to which they have agreed to, among other things, vote all of their Alexco Shares in favour of the Alexco Resolution and any other resolution presented at the Alexco Meeting required to give effect to the Arrangement, and (c) a summary and copy of the Alexco Fairness Opinion. The content of the Alexco Circular shall comply with the terms of this Agreement.

(c)

Hecla shall furnish to Alexco on a timely basis such information regarding Hecla as may be required by Law or reasonably required by Alexco in the preparation of the Alexco Circular, and Hecla shall ensure that such information does not contain any misrepresentation concerning Hecla.

(d)

Hecla shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the Alexco Circular and to the identification in the Alexco Circular of each such advisor.

(e)

Hecla and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Alexco Circular, prior to the Alexco Circular being printed, mailed to Alexco Securityholders and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Hecla and its legal counsel, provided that all information relating solely to Hecla included in the Alexco Circular, and any information describing the terms and conditions of this Agreement, the Alexco Voting Agreements or the Plan of Arrangement, shall be in form and content approved in writing by Hecla, acting reasonably. Alexco shall provide Hecla with final copies of the Alexco Circular prior to its mailing to the Alexco Securityholders.

(f)

Each of the Parties shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Hecla, only in respect of information relating to Hecla) that the Alexco Circular contains a misrepresentation, or otherwise requires an amendment or supplement to the Alexco Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Alexco Circular, as required or appropriate, and Alexco shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Alexco Circular to Alexco Securityholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

(g)

Alexco shall promptly advise Hecla of any communication (written or oral) received by Alexco from the TSX and the NYSE American, any of the Securities Authorities or any other Governmental Entity in connection with the Alexco Circular.

2.6	Final Order

If (a) the Interim Order is obtained and (b) the Alexco Resolution is passed at the Alexco Meeting by Alexco Shareholders, as provided for in the Interim Order and as required by applicable Law, Alexco shall as soon as reasonably practicable thereafter and in any event within three Business Days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA.

2.7	Court Proceedings

Subject to the terms of this Agreement, Hecla will cooperate with, assist and consent to Alexco seeking the Interim Order and the Final Order, including by providing Alexco on a timely basis any information required to be supplied by Hecla in connection therewith. Alexco will provide legal counsel to Hecla with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Alexco will also provide legal counsel to Hecla on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence or other Court documents served on Alexco or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Alexco shall ensure that all materials filed with the Court in connection with the Arrangement are consistent with the terms of this Agreement and the Plan of Arrangement. Subject to applicable Law, Alexco will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except with Hecla’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Hecla to agree or consent to any increase in or variation in the form of Consideration or other modification or amendment to such filed or served materials that expands or increases Hecla’s obligations, or diminishes or limits Hecla’ rights, set forth in any such filed or served materials or under this Agreement or the Arrangement. In addition, Alexco will not object to legal counsel to Hecla making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided, that Alexco is advised of the nature of any submissions with reasonably sufficient time prior to such hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. Alexco will also oppose any appearance, proposal or motion from any party on the hearing of the motion for the Interim Order and the application for the Final Order which is inconsistent with this Agreement or the Plan of Arrangement. If at any time after the issuance of the Final Order and prior to the Effective Date, Alexco is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with Hecla.

2.8	Arrangement and Effective Date

(a)

Closing of the Arrangement shall occur, and the Arrangement shall become effective, on the fifth Business Day following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Article 6 (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party or Parties for whose benefit such conditions exist) or on such other time and date as may be agreed upon by the Parties in writing, and the Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable Laws. From and after the Effective Time, the Plan of Arrangement shall have effect as provided by applicable Law, including the BCBCA.

(b)

The closing of the Arrangement will take place (i) by the exchange of documents by PDF or other electronic means, or (ii) at such other place as may be agreed to by the Parties, in each case on the Effective Date at such time as may be agreed to by the Parties, acting reasonably.

2.9	Payment of Consideration

Hecla shall, on or immediately prior to the Effective Date and in any event prior to the closing of the Arrangement, ensure that the Depositary has been provided with Hecla Shares in escrow (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) to satisfy the aggregate Consideration payable to the Alexco Shareholders pursuant to the Arrangement. For greater certainty, Hecla shall not be required pursuant to this Section 2.9 to provide or deposit in escrow with the Depositary prior to the Effective Date any Hecla Shares as Consideration for the Alexco Shares held by Alexco Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection.

2.10	Announcement and Shareholder Communications

Alexco and Hecla shall mutually agree on the form of initial press release to be issued by each of them to announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties. Hecla and Alexco agree to co-operate in the preparation of presentations, if any, to Alexco Securityholders and Hecla Shareholders, respectively, regarding the Plan of Arrangement, and prior to the Effective Time no Party shall:

(a)

issue any press release or otherwise make public statements with respect to this Agreement or the Plan of Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); or

(b)

make any filing with any Governmental Entity with respect to this Agreement or the Plan of Arrangement without the consent of the other Parties (which consent shall not be unreasonably, withheld, conditioned or delayed).

Each Party shall enable the other Party to review and comment on all such press releases prior to the release thereof, shall enable the other Party to review and comment on such filings prior to the filing thereof (other than with respect to confidential information contained in such filing) and shall consider to incorporate the comments of the other Party in good faith; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing in accordance with applicable Laws, including Securities Laws, and if such disclosure or filing is required and the other Party has not reviewed or commented on the disclosure or filing, the Party making such disclosure or filing shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.11	Withholding Taxes

Hecla, Alexco and the Depositary (in this section, the “payor”), shall each be entitled to deduct and withhold from any Consideration or other amount payable (whether in cash or in kind) or otherwise deliverable to any holder or former holder of Alexco Securities such amounts as the payor may be required to deduct and withhold therefrom under any applicable Law in respect of Taxes. To the extent that any amounts are so deducted, withheld and remitted to the appropriate Governmental Entity when required by Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of Alexco Shares of the Consideration otherwise payable to such holder, Hecla, Alexco or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder or former holder in the form of Hecla Shares as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF ALEXCO

3.1	Representations and Warranties

Alexco hereby represents and warrants to and in favour of Hecla as follows, except to the extent that such representations and warranties are qualified by (x) the Alexco Disclosure Letter or (y) the Alexco Public Disclosure Record (excluding any (A) cautionary language and any disclosures set forth in any “risk factor” section or market risk section and in any section relating to forward looking statements, and (B) disclosure relating to the representations and warranties contained in Sections 3.1(a), 3.1(b), 3.1(d) and 3.1(f)), and acknowledges that Hecla is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Board Recommendation. The Alexco Board, after consultation with its financial and legal advisors, and after receiving the unanimous recommendation of the Alexco Special Committee, has determined unanimously that the Plan of Arrangement is fair to the Alexco Shareholders and is in the best interests of Alexco and has resolved unanimously to recommend to the Alexco Securityholders that they vote in favour of the Alexco Resolution (such determination and recommendation, the “Alexco Board Recommendation”)

(b)

Fairness Opinion. The Alexco Board has received the oral opinion of Cormark Securities Inc., which opinion has not been modified, amended, qualified or withdrawn, to the effect that, as of the date of this Agreement, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received pursuant to the Plan of Arrangement by the Alexco Shareholders is fair, from a financial point of view, to such Alexco Shareholders (the “Alexco Fairness Opinion”).

(c)

Organization and Qualification. Alexco and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Alexco and each of its subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties and assets owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Alexco Material Adverse Effect.

(d)

Authority Relative to this Agreement. Alexco has the requisite corporate power and capacity to enter into this Agreement and (subject to obtaining the Interim Order, the Final Order and the Alexco Securityholder Approval) to perform its obligations hereunder. The execution and delivery of this Agreement by Alexco and the performance by Alexco of its obligations under this Agreement have been duly authorized by the Alexco Board and no other corporate proceedings on the part of Alexco are necessary to authorize the execution and delivery of this Agreement or the performance by Alexco of its obligations under this Agreement or the completion of the Arrangement pursuant to the Plan of Arrangement, other than the Interim Order, the Final Order, approval of the Alexco Circular by the Alexco Board and the Alexco Securityholder Approval. This Agreement has been duly executed and delivered by Alexco and constitutes a legal, valid and binding obligation of Alexco, enforceable against Alexco in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be generated only in the discretion of a court of competent jurisdiction.

(e)

No Violation. None of the execution and delivery of this Agreement by Alexco, the performance by Alexco of its obligations hereunder or the completion of the Arrangement pursuant to the Plan of Arrangement, or compliance by Alexco or any of its subsidiaries with any of the provisions hereof will:

(i)

except as disclosed in Schedule 3.1(e) of the Alexco Disclosure Letter, violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Alexco or any of its subsidiaries, or result in any material restriction, hindrance, impairment or limitation on the ability of Alexco or any of its subsidiaries to conduct their business as and where it is now being conducted or cause any payment or other obligation to be imposed on Alexco or any of its subsidiaries under any of the terms, conditions or provisions of:

(A)	their respective notice of articles, articles or other comparable constating documents; or

(B)	any note, bond, mortgage, indenture, loan agreement or deed of trust to which Alexco or any of its subsidiaries is a party or any Alexco Material Contract;

(C)

result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, any provisions of any Law applicable to Alexco or any of its subsidiaries or any of their respective properties or assets; or

(D)	cause the suspension or revocation of any Permit currently in effect in respect of Alexco or any of its subsidiaries;

(ii)

give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any note, bond, mortgage, indenture, loan agreement or deed of trust to which Alexco or any of its subsidiaries is a party or any Alexco Material Contract or under any Permit held by Alexco or any of its subsidiaries; or

(iii)	result in the imposition of any Lien upon any property or assets of Alexco or any of its subsidiaries,

except for such violations, conflicts, breaches, defaults, terminations, accelerations, rights of first refusal, change in control provisions, restrictions, limitations or Liens, or any consents, approvals or notices, which if not given or received, would not, individually or in the aggregate, result in a Alexco Material Adverse Effect.

(f)

Capitalization. The authorized share capital of Alexco consists of an unlimited number of Alexco Shares, without par value. As of the close of business on the Business Day prior to the date of this Agreement, there are issued and outstanding 162,724,397 Alexco Shares. In addition, as of the close of business on the Business Day prior to the date of this Agreement, an aggregate of 8,421,218 Alexco Shares are issuable upon the exercise of Alexco Options, 894,000 Alexco Shares are issuable upon the vesting of outstanding Alexco DSUs, 1,087,935 Alexco Shares are issuable upon the vesting of Alexco RSUs and 2,000,000 Alexco Shares are issuable upon the exercise of the Alexco Warrants. Except as disclosed above, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Alexco of any securities of Alexco (including Alexco Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Alexco (including Alexco Shares) or any of its subsidiaries. All outstanding Alexco Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Alexco Shares issuable upon the exercise of the Alexco Options, Alexco Warrants or vesting of Alexco DSUs and Alexco RSUs in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. Schedule 3.1(f) to the Alexco Disclosure Letter sets forth, as of the date hereof, the holders of all Alexco Options, Alexco Warrants, Alexco DSUs, and Alexco RSUs and the number, exercise prices, and expiration dates of each grant to such holders. There are no securities of Alexco or of any of its subsidiaries outstanding which have the right to vote generally (or, other than the Alexco Options, Alexco Warrants, Alexco DSUs and Alexco RSUs, are convertible into, or exchangeable or exercisable for, or may vest into, securities having the right to vote generally) with the Alexco Shareholders on any matter. There are no outstanding contractual or other obligations of Alexco to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Alexco or any of its subsidiaries having the right to vote with the Alexco Shareholders on any matters.

(g)	Shareholder and Similar Agreements. Alexco is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Alexco.

(h)

Reporting Status and Securities Laws Matters. Alexco is a “reporting issuer” and is not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Alexco Shares are registered under Section 12(b) of the U.S. Exchange Act and Alexco is in compliance in all material respects with applicable U.S. Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of Alexco and, to the knowledge of Alexco, no inquiry or investigation (formal or informal) of Alexco or the Alexco Public Disclosure Record by any Securities Authority is in effect or ongoing or, to the knowledge of Alexco, threatened or expected to be implemented or undertaken. The Alexco Shares are listed and posted for trading on the TSX and the NYSE American. Alexco is in compliance with applicable requirements of the TSX and the NYSE American, except where non-compliance would not result in a Alexco Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the completion of the Arrangement pursuant to the Plan of Arrangement.

(i)

Ownership of Subsidiaries. All of the issued and outstanding shares of capital stock and other ownership interests in each of the subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests are legally and beneficially owned, directly or indirectly, by Alexco free and clear of all Liens and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into, or exchangeable or exercisable for, any such shares of capital stock or other ownership interests in or material assets or properties of a subsidiary. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any of the subsidiaries to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into, or exchangeable or exercisable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any of the subsidiaries.

(j)	Canadian Competition Approvals. Other than Canadian Competition Approval, if required, any approvals required by the Interim Order or Final Order and any filings with the Securities Authorities and the TSX and the NYSE American, there are no approvals required from, or notices required to be given to, any Governmental Entity which would prevent or materially delay consummation by Alexco of the transactions contemplated by this Agreement or the completion of the Arrangement pursuant to the Plan of Arrangement.

(k)

Consents. There are no consents or waivers required from any party under any Alexco Material Contract to which Alexco or its subsidiaries are a party in order for Alexco to proceed with the completion of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement.

(l)

Public Filings. Alexco has filed or furnished, as applicable, all documents in the Alexco Public Disclosure Record required to be filed or furnished by it in accordance with applicable Securities Laws and the requirements of the TSX and the NYSE American. All such documents and information comprising the Alexco Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto): (i) did not contain any misrepresentation; and (ii) complied in all material respects with the requirements of applicable Securities Laws and the applicable policies of the TSX and the NYSE American relating to continuous disclosure requirements. Alexco has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement, remains confidential. Since January 1, 2020, there has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in relation to Alexco, except for: (A) changes in material facts or material changes that are reflected in a document included in the Alexco Public Disclosure Record and (B) this Agreement and the transactions contemplated hereby.

(m)	Alexco Financial Statements.

(i)

Alexco’s audited financial statements as at and for the financial years ended December 31, 2021 and December 31, 2020 (including the notes thereto and the report of the auditors thereon) and Alexco’s unaudited interim financial statements as at and for the three month periods ended March 31, 2022 and 2021 (including the notes thereto) (collectively, the “Alexco Financial Statements”) were prepared in accordance with IFRS consistently applied and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Alexco and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Alexco and its subsidiaries on a consolidated basis. There has been no material change in Alexco’s accounting policies since December 31, 2021, except as disclosed in the Alexco Public Disclosure Record or as required by IFRS.

(ii)

The management of Alexco has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Alexco in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Alexco in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Alexco’s management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)

Alexco maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Alexco and its subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Alexco and its subsidiaries are being made only with authorizations of management and directors of Alexco and its subsidiaries, as applicable; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Alexco or its subsidiaries that could have a material effect on its financial statements.

(iv)

To the knowledge of Alexco: (A) there are no material weaknesses in the design and implementation or maintenance of its internal control over financial reporting of Alexco that are reasonably likely to adversely affect the ability of Alexco to record, process, summarize and report financial information; and (B) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Alexco.

(v)

Since December 31, 2021, neither Alexco nor any of its subsidiaries nor, to Alexco’s knowledge, any director, officer, employee, auditor, accountant or Representative of Alexco or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Alexco or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Alexco or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Alexco Board.

(n)

Books and Records. The financial books, records and accounts of Alexco and its subsidiaries, in all material respects: (i) have been maintained, in the case of Alexco in accordance with IFRS, and in the case of its subsidiaries in accordance with generally accepted accounting principles of their respective governing jurisdictions; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Alexco and its subsidiaries; and (iii) accurately and fairly reflect the basis for the Alexco Financial Statements. The corporate records and minute books for each of Alexco and its subsidiaries contain, in all material respects, complete and accurate minutes of all meetings and resolutions of the directors and shareholders of Alexco and each of its subsidiaries held and/or passed, as applicable, since their incorporation or amalgamation, as the case may be.

(o)

No Undisclosed Liabilities. Other than as disclosed in the most recent Alexco Financial Statements filed, or furnished, as applicable, on SEDAR, as incurred in the ordinary course of business since the date of such financial statements, incurred pursuant to the Hecla Secured Loan, or as disclosed in this Agreement, Alexco and its subsidiaries have no outstanding indebtedness or liabilities in excess of $250,000 and are not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the material obligations, liabilities or indebtedness of any person.

(p)

No Alexco Material Adverse Effect. Since December 31, 2021, except as disclosed in the Alexco Public Disclosure Record prior to the date of this Agreement, there has been no Alexco Material Adverse Effect.

(q)	No Dividend or Distribution. Since December 31, 2021, there has been no dividend or distribution of any kind declared, paid or made by Alexco on any Alexco Shares.

(r)

Contracts. Schedule 3.1(r) of the Alexco Disclosure Letter includes a complete and accurate list of all Alexco Material Contracts. All Alexco Material Contracts are in full force and effect, and Alexco or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Alexco has provided Hecla with true and complete copies of all Alexco Material Contracts. All of the Alexco Material Contracts are valid and binding obligations of Alexco enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Alexco and its subsidiaries have complied in all material respects with all terms of such Alexco Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Alexco or any of its subsidiaries or, to the knowledge of Alexco or any of its subsidiaries, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Alexco Material Contracts. As at the date of this Agreement, neither Alexco nor any of its subsidiaries has received written notice that any party to a Alexco Material Contract intends to cancel, terminate or otherwise modify or not renew such Alexco Material Contract, and to the knowledge of Alexco or any of its subsidiaries, no such action has been threatened. Neither Alexco nor any of its subsidiaries is a party to any Alexco Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Alexco or any of its subsidiaries.

(s)

Litigation. There are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Alexco, threatened affecting Alexco or any of its subsidiaries or affecting any of the Alexco Concessions, property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which, if adversely determined, would, individually or in the aggregate, result in a Alexco Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement. Neither Alexco nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree which, individually or in the aggregate, would result in a Alexco Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement.

(t)	Taxes.

(i)

Each of Alexco and its subsidiaries, in all material respects, has duly and timely made or prepared all Returns required to be made or prepared by it, has duly and timely filed all Returns required to be filed by it with the appropriate Governmental Entity and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon.

(ii)	Each of Alexco and its subsidiaries, in all material respects, has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it.

(iii)

None of Alexco or any of its subsidiaries has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which: (i) to file any Return covering any Taxes for which Alexco or any of its subsidiaries is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which Alexco or any of its subsidiaries is or may be liable; (iii) Alexco or any of its subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Entity may assess or collect Taxes for which Alexco or any of its subsidiaries is or may be liable.

(iv)

To the knowledge of Alexco, there are no proceedings, investigations, audits or claims now pending or threatened against Alexco or any of its subsidiaries in respect of any Material Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Material Taxes.

(v)

Each of Alexco and its subsidiaries, in all material respects, has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any person, including any employees, officers or directors and any non-resident person), and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it.

(vi)

Each of Alexco and its subsidiaries, in all material respects, has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(vii)

Each of Alexco and its subsidiaries, if legally required to do so, is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax.

(viii)

Except pursuant to this Agreement or as specifically disclosed in writing to the Hecla, for purposes of the Tax Act or any other applicable Tax statute, no person or group of persons has ever acquired or had the right to acquire control of Alexco or any of its subsidiaries.

(ix)

None of Alexco or any of its subsidiaries has acquired property from a non-arm’s length person, within the meaning of the Tax Act, for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Tax Act.

(x)

Each of Alexco and its subsidiaries has complied in all material respect with the transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documents and disclosure requirements thereunder.

(xi)	No jurisdiction or authority in which Alexco or a subsidiary, as applicable, does not file a Return has alleged that Alexco or such subsidiary, as applicable, is required to file such a Return.

(xii)

Alexco has not applied for any Canada Emergency Wage Subsidy or Canada Emergency Rent Subsidy, in each case as provided for under section 125.7 of the Tax Act, or any analogous or similar COVID-19 relief measures enacted by the Government of Canada or any province or territory thereof.

(xiii)	As of June 1, 2022, $5,098,382 qualified expenditures are required to be renounced by Alexco on or before December 31, 2022 and renounced relating to Alexco’s outstanding “flow-through shares”.

(xiv)	Alexco is not, and has never been, in default of any of its legal obligations in respect of any “flow-through share” financings previously undertaken by it.

(u)	Property.

(i)

All of the Alexco Concessions are listed in Schedule 3.1(u)(iii) of the Alexco Disclosure Letter. The Alexco Concessions are the only mineral tenures that Alexco or any of its subsidiaries have any legal or equitable interest in and that are required to conduct Alexco’s or any of its subsidiaries business as now conducted.

(ii)

The Alexco Lands are the only interests in real property (other than the Alexco Concessions and the Alexco Office Leases) that are required to conduct Alexco’s or any of its subsidiaries business as now conducted.

(iii)

Each of the Alexco Concessions and Alexco Lands is in good standing in all material respects and is held by Alexco free and clear of all material Liens other than as disclosed in Schedule 3.1(u)(iii) of the Alexco Disclosure Letter, and no person has any agreement or right to acquire an interest in such assets.

(iv)	Alexco has exclusive possession of, and the exclusive right to deal with, the Alexco Concessions and Alexco Lands.

(v)

Other than as disclosed in Schedule 3.1(u)(v) of the Alexco Disclosure Letter, there are no mineral royalty obligations, metals streaming obligations or similar obligations affecting the Alexco Concessions or the Alexco Lands or the production or revenues or profits therefrom and no other person has any right to acquire any interest in such obligations.

(vi)

Each Alexco Concession has been properly filed, located, granted and recorded in compliance with applicable Laws in all material respects and are comprised of valid and subsisting mining, mineral or exploration rights.

(vii)	Any and all assessment work required to have been performed and filed in respect of the Alexco Concessions as of the date of this Agreement has been performed and filed in all material respects.

(viii)	All material mining fees, Taxes and other payments required to have been paid in respect of the Alexco Concessions as of the date of this Agreement have been paid.

(ix)	Any and all material filings required to have been filed in respect of the Alexco Concessions as of the date of this Agreement have been filed.

(x)

Alexco has all the surface rights from landowners or Governmental Entities permitting the entry and use of land by Alexco and such subsidiaries over which the Alexco Concessions are located and, to the knowledge of Alexco, there is no illegal occupation of such Alexco Lands by any person.

(xi)	Other than as disclosed in Schedule 3.1(u)(xi) of the Alexco Disclosure Letter, no other person has any material interest in the Alexco Concessions or the Alexco Lands.

(xii)

There are no back-in rights, earn-in rights, rights of first refusal, rights of first offer, option rights, royalty rights, rights of participation or similar provisions which would materially affect Alexco’s or its subsidiaries’ interests in the Alexco Concessions.

(xiii)	There are no adverse claims, actions, suits or proceedings pending or, to the knowledge of Alexco, that are threatened, affecting the Alexco Concessions or the Alexco Lands.

(xiv)

Neither Alexco nor its subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Alexco’s or its subsidiaries’ interests in the Alexco Concessions.

(xv)

No material dispute exists or, to the knowledge of Alexco, is pending or threatened in connection with the ownership, access to or use of any Alexco Concessions or Alexco Lands between Alexco or any of its Subsidiaries and: (A) any surface landowner; (B) other mining companies; (C) a concessionaire of hydrocarbon rights; or (D) any Governmental Entity.

(v)	Operational Matters. Except as would not, individually or in the aggregate, have a Alexco Material Adverse Effect:

(i)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect property or asset of Alexco or any of its subsidiaries, including the Alexco Concessions and Alexco Lands, have been:

(A)	duly paid;

(B)	duly performed; or

(C)	provided for prior to the date hereof;

(ii)

all costs, expenses and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Alexco or any of its subsidiaries is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business;

(iii)

any and all operations of Alexco and each of its subsidiaries and, to the knowledge of Alexco, any and all operations by third parties, on or in respect of the assets and properties of Alexco or any of its subsidiaries, have been conducted in a good, workmanlike and efficient manner in accordance with sound mining and other applicable Canadian mining industry standards and practices and in material compliance with applicable Laws; and

(iv)	to the knowledge of Alexco, there are no operational, geotechnical or structural issues relating to the operations on the Alexco Concessions or Alexco Lands.

(w)

Mineral Reserves and Resources. Alexco is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby. The most recent estimated proven and probable mineral reserves and indicated, measured and inferred mineral resources disclosed in the Alexco Public Disclosure Record prior to the date of this Agreement, have been prepared in accordance with accepted mining, engineering, geoscience and other applicable industry standards and in all material respects in accordance with all applicable Laws, including NI 43-101. The information provided by Alexco to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of the Alexco Technical Report was complete and accurate at the time such information was furnished and complied in all material respects, with the requirements of NI 43-101. There has been no material reduction in the aggregate amount of the most recently estimated mineral reserves and mineral resources of Alexco from the amounts disclosed in the Alexco Public Disclosure Record, other than depletion from ordinary course mining operations. All material information regarding the Keno Hill Project, including drill results, technical reports and studies, that are required to be disclosed by Securities Laws, have been disclosed in the Alexco Public Disclosure Record in compliance, in all material respects, with applicable Securities Laws.

(x)	Technical Report.

(i)

The Keno Hill Silver Project is currently the only material property of Alexco for the purposes of NI 43-101 and the sole technical report concerning the Keno Hill Silver Project is the technical report entitled “NI 43-101 Technical Report on Updated Mineral Resource and Reserve Estimate of the Keno Hill Silver District” with an effective date of April 1, 2021, and prepared by Mining Plus Canada Consulting Ltd. (the “Alexco Technical Report”).

(ii)	Alexco or its corporate predecessors made available to the authors of the Alexco Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided. All of the material assumptions in the Alexco Technical Report are reasonable and appropriate.

(iii)

As of the date hereof the Alexco Technical Report remains current and since the date of the Alexco Technical Report there is no new material scientific or technical information concerning the Keno Hill Silver Project that is not included in the Alexco Technical Report and that would require a new technical report in respect of such property to be issued under NI 43-101.

(y)	Health and Safety.

(i)

Neither Alexco nor any of its subsidiaries has received any demand or notice with respect to a material breach of any applicable health and safety Laws, the effect of which would be reasonably expected to materially affect its operations.

(ii)

There are no claims, investigations or inquiries pending against Alexco or any of its subsidiaries (or naming Alexco or any of its subsidiaries as a potentially responsible party) based on material non-compliance with any applicable health and safety Laws at any of its operations.

(z)

Cultural Heritage. None of the areas covered by the Alexco Concessions (including any constructions, remains or similar elements located on them) have been declared as a “Protected Archaeological Site” by any Governmental Entity.

(aa)

Expropriation. No written notice or proceeding in respect of the taking, condemnation or expropriation by any Governmental Entity of any material part of the property or assets of Alexco or any of its subsidiaries, including the Alexco Concessions and Alexco Lands has been given or commenced, nor, to the knowledge of Alexco, is any such proceeding or notice threatened.

(bb)

Permits. Alexco and each of its subsidiaries has obtained, and is in compliance with, all Permits required by applicable Laws or necessary to conduct its current business as is now being conducted, other than where non-compliance would not result in a Alexco Material Adverse Effect. To the knowledge of Alexco, there are no facts, events or circumstances that would reasonably be expected to result in a revocation of, or failure to renew in the ordinary course, such Permits as are necessary to conduct Alexco’s or any of its subsidiaries’ current business as is now being conducted, except for such revocations or failure to renew which, individually or in the aggregate, would not result in a Alexco Material Adverse Effect.

(cc)	Environmental Matters. Each of Alexco and its subsidiaries and their respective businesses, operations, and properties:

(i)	is in compliance in all material respects with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

(A) is not a party to any material litigation or administrative proceeding, nor to Alexco’s knowledge is any material litigation or administrative proceeding threatened against it or its property or assets, which in either case: (1) asserts or alleges that it violated any Environmental Laws; (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances; or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances; (B) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to material damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other material response by it pursuant to applicable Environmental Laws; and (C) is not subject to any material judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a material matter arising under any Environmental Laws; and

(iv)

is not involved in operations and does not know of any facts, circumstances or conditions, including the Release of any Hazardous Substance that would reasonably be expected to result in any material Environmental Liabilities, except any Environmental Liabilities for which there is a claim for indemnity under the Amended and Restated Subsidiary Agreement dated July 18, 2013 among Alexco, Elsa Reclamation and Development Company Ltd. and Her Majesty the Queen in Right of Canada.

(dd)	Employee Benefits.

(i)

Schedule 3.1(dd) of the Alexco Disclosure Letter sets forth a complete and correct list of all plans, agreements, programs, policies or practices which provide any employee benefit, fringe benefit, health, life insurance, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, share appreciation rights, disability, pension, supplemental pension or other retirement savings, and any other employee or independent contractor compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, in each case which are maintained by or binding upon Alexco or any of its subsidiaries or in respect of which Alexco or any of its subsidiaries has any actual or potential liability (collectively, the “Alexco Benefit Plans”).

(ii)

Current and complete copies of all written Alexco Benefit Plans as amended to date, or where oral, written summaries of the terms thereof, have been provided to Hecla and their counsel, together with copies of all material documents relating to each Alexco Benefit Plan.

(iii)

Each Alexco Benefit Plan has, in all material respects, been established, registered, funded, administered and invested in compliance with the terms of such Alexco Benefit Plan and all applicable Laws and collective bargaining agreements relating thereto. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Alexco Benefit Plan have, in all material respects, been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws. There is no investigation or audit by a Governmental Entity or claim (other than routine claims for payment of benefits) pending or, to the knowledge of Alexco, threatened involving any Alexco Benefit Plan or its assets.

(iv)

None of the Alexco Benefit Plans is a “registered pension plan” or a “retirement compensation arrangement” as such terms are defined in the Tax Act, or any other plan organized and administered to provide pension or superannuation benefits to any current or former employees of Alexco or any of its subsidiaries. None of the Alexco Benefit Plans provide health, life insurance or any other welfare benefits beyond retirement or other termination of service to any current or former employees of Alexco (or any spouses, dependents, survivors or beneficiaries of such persons). None of the Alexco Benefit Plans applies to, or permits participation by, employers that are not affiliates of Alexco or any of its subsidiaries.

(v)

Neither Alexco nor any of its subsidiaries has made any promise or commitment to create any additional benefit plans which would be considered to be a Alexco Benefit Plan once created or to improve or change the benefits provided under any Alexco Benefit Plan.

(ee)	Labour and Employment.

(i)

Schedule 3.1(ee) of the Alexco Disclosure Letter sets out a complete and accurate list of all employees and contractors of Alexco, as well as their title, date of hire, salary, wage rate, fee, vacation entitlement and total accrual, eligibility for overtime, bonus, and other material compensation. Other than as set out in Schedule 3.1(ee), no employee is on leave or otherwise absent from work. Except for those: (A) employment contracts with salaried employees of Alexco or any of its subsidiaries; and (B) contracts with contractors of Alexco and any of its subsidiaries identified in Schedule 3.1(ee) of the Alexco Disclosure Letter, there are no written or oral contracts of employment entered into with any such employees or contractors. Except as identified in Schedule 3.1(ee) of the Alexco Disclosure Letter, no employee, contractor, officer or director of Alexco or any of its subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive under such agreement or provision as a result of the Arrangement:

(A)	any payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) or increase any benefits otherwise payable;

(B)

any increase in the rate of, or acceleration of the time of payment or vesting of, wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlement, or benefits otherwise payable; or

(C)	an acceleration in the time of payment or vesting of any benefits or entitlements otherwise available pursuant to any Alexco Benefit Plan.

(ii)

Except as disclosed in Schedule 3.1(ee) of the Alexco Disclosure Letter, neither Alexco nor any of its subsidiaries is subject to any collective agreement, either directly or by operation of law, with any trade union or association which may qualify as a trade union, nor does any trade union or association which may qualify as a trade union hold bargaining rights relating to Alexco or any of its subsidiaries or their employees. There are no outstanding labour tribunal (administrative or judicial) proceedings of any kind related to any labour or employment obligation under any applicable Laws, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Alexco or any of its subsidiaries. No material claim relating to termination of employment with Alexco or its subsidiaries is pending or, to the knowledge of Alexco, threatened. To the knowledge of Alexco, there are no threatened or apparent union organizing activities involving employees of Alexco or any of its subsidiaries nor is Alexco or any of its subsidiaries currently negotiating any collective agreement.

(iii)	No labour strike, lock-out, slowdown or work stoppage is pending against or directly affecting Alexco or any of its facilities.

(iv)

All amounts due or accrued for all salary, wages, commissions, bonuses, vacation pay, other compensation and benefits under the Alexco Benefit Plans to the employees and contractors of Alexco and its subsidiaries for the period up to March 31, 2022 have either been paid or are accurately reflected in Alexco’s financial books and records.

(v)

Each of Alexco and its subsidiaries is in compliance with all material terms and conditions of employment and all Laws respecting employment, including pay equity, accessibility, employment standard, wages, hours of work, overtime, occupational health and safety, workers compensation, human rights and privacy. To the knowledge of Alexco, neither Alexco nor any of its subsidiaries is subject to any outstanding or pending grievance, complaint, investigation, order, claim of wrongful dismissal, constructive dismissal, unfair labour practice, human rights violation or any other similar dispute relating to employment or termination of employment or relationships with employees, consultants or independent contractors and there is no basis for such grievance, complaint, investigation, order or claim. No event has occurred that, with notice or lapse of time or both, would constitute a breach, violation or default of such terms and conditions of employment and Laws by Alexco or any of its subsidiaries.

(vi)

Alexco and its subsidiaries have withheld from each payment made to any of its present or former employees, contractors, officers or directors, or to other persons, all amounts required by Law to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes, workers compensation and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Entity.

(vii)	All independent contractors retained or used by Alexco have been properly classified and Alexco has not received any notice challenging such classification from any Governmental Entity.

(ff)	Data Privacy and Security.

(i)

Alexco has administrative, technical and physical safeguards (including monitoring compliance with such safeguards) to protect the confidentiality, privacy and security of Personal Information and the systems, technology and networks that process Personal Information (the “Alexco Information Security”). Alexco has provided true, correct and complete copies of all written policies and procedures related to the Alexco Information Security. Each of Alexco’s employees has received appropriate training on the Alexco Information Security relevant to each such employee’s role.

(ii)

Neither Alexco nor its subsidiaries has experienced: (i) any unauthorized processing of Personal Information in the possession, custody or control of any of Alexco or its subsidiaries; or (ii) any unauthorized processing by a third party of Personal Information processed for or on behalf of Alexco or its subsidiaries. Alexco has not knowingly, acted in a manner, is not aware of any incident or by the exercise or reasonable diligence would not be aware of any incident that would trigger an obligation to notify any person or Governmental Entity under any applicable Laws or Contract.

(iii)

Alexco and its subsidiaries are in compliance with and has complied with, in all material respects, (i) all Laws related to Personal Information; (ii) all policies, procedures, processes, statements or notices related to Personal Information to the extent such policies, procedures, processes, statements or notices are legally binding or give rise to legally-enforceable duties; and (iii) each Contract related to processing (“Privacy Legal Requirements”).

(iv)

Alexco and its subsidiaries either transmits Personal Information across jurisdictional borders in compliance in all material respects with all Privacy Legal Requirements or processes Personal Information exclusively in the same jurisdiction as each data subject to which it relates resides.

(v)

Alexco and its subsidiaries has entered into written agreements with each third-party service provider, vendor and business partner that processes Personal Information, such as payment card processors, advertising and marketing agencies, cloud storage vendors and outsourced technology or human resource functions, (collectively, “Data Related Vendors”) containing commercially reasonable provisions for data privacy and security. Alexco has taken reasonable steps to select and retain only those Data Related Vendors that are capable of maintaining the confidentiality, privacy and security of the Personal Information that they process on behalf of Alexco or its subsidiaries.

(vi)

No Person has commenced or threatened within the past five (5) years any action or other written complaint, audit, proceeding, claim or investigation arising from or relating to processing by, for or on behalf of Alexco or its subsidiaries.

(vii)

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein shall not cause, constitute or result in a breach or violation any Privacy Legal Requirement, any policy, procedure, process, statement or notice of Alexco as it currently exists or as it existed at any time during which any Personal Information was processed by or on behalf of Alexco or its subsidiaries.

(gg)	Intellectual Property

(i)

Schedule 3.1(gg) of the Alexco Disclosure Letter sets forth a true, correct, and complete list of all Intellectual Property owned by Alexco or its subsidiaries. Alexco or one of its subsidiaries owns (free and clear of any Liens), or possesses valid rights to use, all Intellectual Property necessary to conduct the business of Alexco as it is currently conducted, and to lease, own, use and operate its properties and assets as currently leased and operated.

(ii)

To the knowledge of Alexco, no third party is currently infringing or misappropriating any material Intellectual Property owned by Alexco or any of its subsidiaries. Neither Alexco nor any of its subsidiaries has infringed or misappropriated any Intellectual Property of any third party or received any material written claim of infringement or misappropriation of any Intellectual Property of any third party.

(hh)

Compliance with Laws. Alexco and its subsidiaries have complied in all material respects with and are not in violation in any material respect of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, result in a Alexco Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(ii)

Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up of Alexco or any of its subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of Alexco or any of its subsidiaries are distributed amongst the creditors, shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings.

(jj)

Administration and Receivership. To the knowledge of Alexco, no person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to Alexco or any of its subsidiaries, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets or undertaking of Alexco or any of its subsidiaries nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a person appointed by any Governmental Entity).

(kk)	Voluntary Arrangement, Etc. Neither Alexco nor any of its subsidiaries has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

(ll)

Related Party Transactions. Other than among Alexco and its subsidiaries, there are no Contracts or other transactions currently in place between Alexco or any of its subsidiaries, on the one hand, and, on the other hand: (i) any Alexco Shareholder of record or, to the knowledge of Alexco, beneficial owner of five 5% or more of the Alexco Shares; (ii) any officer or director of Alexco or any of its subsidiaries; or (iii) to the knowledge of Alexco, any affiliate or associate of any such, officer, director, Alexco Shareholder of record or beneficial owner.

(mm)	Registration Rights. No Alexco Shareholder has any right to compel Alexco to register or otherwise qualify the Alexco Shares (or any of them) for public sale or distribution.

(nn)

Restrictions on Business Activities. There is no arbitral award, judgment, injunction, order or decree binding upon Alexco or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing in any material respect: (i) any business practice; (ii) any acquisition or disposition of property; or (iii) the conduct of the business, as currently conducted.

(oo)

Shareholder Rights Plan. There is no shareholder rights plan, “poison pill”, anti- takeover plan, or similar arrangement in effect to which Alexco or any of its subsidiaries is subject, party to or otherwise bound.

(pp)

Relationships with Suppliers. Alexco has not received any written (or to the knowledge of Alexco) notice that any supplier whose services, if discontinued or withheld, would be reasonably expected to materially affect operations relating to the Keno Hill Silver Project, intends to cancel, terminate or otherwise modify or not renew its relationship with Alexco or its subsidiaries.

(qq)

Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Alexco, other than the Alexco Financial Advisors, the fees and expenses of which are as set forth in their engagement letters (true and complete copies of which has been provided to Hecla).

(rr)

Insurance. Alexco and its subsidiaries have in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All such policies of insurance as are listed in Schedule 3.1(rr) of the Alexco Disclosure Letter. All insurance maintained by or in respect of Alexco or any of its subsidiaries is in full force and effect and in good standing and Alexco will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. Neither Alexco nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Alexco or any of its subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Alexco or any of its subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost.

(ss)	Corrupt Practices Legislation.

(i)

Neither Alexco nor any of its subsidiaries, nor, to Alexco’s knowledge, any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Alexco or any of its subsidiaries has offered or given, and Alexco is not aware of or does not have any knowledge of any person that has offered or given on its behalf, anything of value to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Entity, or any other person (including any First Nation, aboriginal or indigenous official, candidate or community member), in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:

(A)

influencing any action or decision of such person, in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage for Alexco or any of its subsidiaries in the course of business;

(B)

inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Alexco or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

(C)

where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist Alexco or the subsidiary in obtaining or retaining business for, with, or directing business to, any person.

(ii)

There have been no actions taken by Alexco, any of its subsidiaries or, to the knowledge of Alexco, by any persons on behalf of Alexco or any of its subsidiaries, that would cause Alexco or its subsidiaries or such persons to be in violation of the Corruption of Foreign Public Officials Act (Canada) or the Foreign Corrupt Practices Act of 1977 (United States), as amended (collectively, the “Corruption Acts”) or any similar legislation in any jurisdiction in which Alexco or any of its subsidiaries conduct their business and to which Alexco or any of its subsidiaries may be subject.

(iii)

The financial records of Alexco and its subsidiaries have at all times been maintained in compliance with the Corruption Acts, during such times and to the extent Alexco was subject to any such Corruption Act.

(iv)

There are no proceedings or investigations under the Corruption Acts or any similar legislation in any jurisdiction in which Alexco and its subsidiaries conduct their business pending against Alexco or any of its subsidiaries, nor any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Alexco or any of its subsidiaries, or to the knowledge of Alexco, threatened against or affecting, Alexco or any of its subsidiaries or any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Alexco or any of its subsidiaries.

(tt)

Anti-Money Laundering. The operations of Alexco and its subsidiaries are in material compliance with the financial record-keeping and reporting requirements of the anti-money laundering and anti-terrorism statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entities to which Alexco or the subsidiary is subject, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the “Money Laundering Laws”), and no action, suit, proceeding, investigation or notice by, before or from any Governmental Entity involving Alexco or any of its subsidiaries with respect to the Money Laundering Laws is pending.

(uu)	NGOs and Community Groups. No material dispute (including any dispute relating to the ownership of any Alexco’s or its subsidiaries properties) between Alexco or any of its subsidiaries and any non-governmental organization, community, community group, First Nations, aboriginal or indigenous peoples or aboriginal or indigenous group exists or, to the knowledge of Alexco, is threatened with respect to any of Alexco’s or any of its subsidiaries’ properties or operations. Alexco has provided Hecla and Hecla’s Representatives with full and complete access to all material correspondence received by Alexco, its subsidiaries or their Representatives from any non-governmental organization, community, community group, First Nations, aboriginal or indigenous peoples or aboriginal or indigenous

(vv)	Foreign Private Issuer. Alexco is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act.

(ww)	Not an Investment Company. Alexco is not registered or required to be registered as an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

(xx)	Ownership of Hecla Shares or other Securities. Neither Alexco nor any of its affiliates own any Hecla Shares or any other securities of Hecla.

(yy)

HSR Act. As determined in accordance with the HSR Act and regulations thereunder, (i) Alexco is a “foreign issuer” and (ii) Alexco and all entities it controls made aggregate sales in or into the United States in excess of US$101 million in Alexco’s most recent fiscal year.

3.2	Survival of Representations and Warranties

The representations and warranties of Alexco contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF HECLA

4.1	Representations and Warranties

Hecla hereby represents and warrants to and in favour of Alexco as follows, except to the extent that such representations and warranties are qualified by the Hecla Public Disclosure Record (excluding any (A) cautionary language and any disclosures set forth in any “risk factor” section or market risk section and in any section relating to forward looking statements, and (B) any disclosure relating to the representations and warranties contained in Sections 4.1(b) and 4.1(d)), and acknowledges that Alexco is relying upon such representations and warranties in connection with the entering into of this Agreement.

(a)

Organization and Qualification. Hecla is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Hecla is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties and assets owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Hecla Material Adverse Effect.

(b)

Authority Relative to this Agreement. Hecla has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by Hecla and the performance by Hecla of its obligations under this Agreement have been duly authorized by the Hecla Board and no other corporate proceedings on the part of Hecla are necessary to authorize the execution and delivery of this Agreement or the performance by Hecla of its obligations under this Agreement or the completion of the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by Hecla and constitutes a legal, valid and binding obligation of Hecla, enforceable against Hecla in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.

(c)

No Violations. None of the execution and delivery of this Agreement, the completion of the Arrangement pursuant to the Plan of Arrangement, or compliance by Hecla or any of its material subsidiaries with any of the provisions hereof will:

(i)

violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Hecla or any of its subsidiaries, or result in any material restriction, hindrance, impairment or limitation on the ability of Hecla or any of its material subsidiaries to conduct their business as and where it is now being conducted, or cause any payment or other obligation to be imposed on Hecla or its material subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective notice of articles, articles or other comparable constating documents; or

(B)	any note, bond, mortgage, indenture, loan agreement or deed of trust to which Hecla or any of its material subsidiaries is a party or any Hecla Material Contract;

(C)

result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Law applicable to Hecla or any of its material subsidiaries or any of their respective properties or assets; or

(D)	cause the suspension or revocation of any Permit currently in effect in respect of Hecla or any of its material subsidiaries;

(ii)

give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, loan agreement, deed of trust to which Hecla or any of its material subsidiaries is a party, any Hecla Material Contract or under any Permit held by Hecla or any of its material subsidiaries, or

(iii)	result in the imposition of any Lien upon any property or assets of Hecla or any of its material subsidiaries.

(d)

Capitalization. The authorized share capital of Hecla consists of 750,000,000 Hecla Shares, par value of $0.25 per share and 5,000,000 shares of “Preferred Stock”, par value of $0.25 per share (the “Hecla Preferred Stock”). As of the close of business on the Business Day prior to the date of this Agreement, there are issued and outstanding 541,307,978 Hecla Shares and 157,816 shares of Series B Cumulative Convertible Hecla Preferred Stock which are convertible into Hecla Shares in accordance with their terms. All outstanding Hecla Shares have been duly authorized and validly issued, are fully paid and non-assessable.

(e)	Shareholder and Similar Agreements. Hecla is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Hecla.

(f)

Reporting Status and Securities Laws Matters. Hecla is a “reporting issuer” and is not on the list of reporting issuers in default under applicable Canadian Securities Laws in all of the provinces and territories of Canada. The Hecla Shares are registered under Section 12(b) of the U.S. Exchange Act and Hecla is in compliance in all material respects with applicable U.S. Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of Hecla and, to the knowledge of Hecla, no inquiry or investigation (formal or informal) of Hecla or the Hecla Public Disclosure Record by any Securities Authority, is in effect or ongoing or, to the knowledge of Hecla, threatened or expected to be implemented or undertaken. The Hecla Shares are listed and posted for trading on the NYSE. Hecla is in compliance with applicable requirements of the NYSE, except where non-compliance would not result in a Hecla Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement.

(g)

Regulatory Approvals. Other than filings with the Securities Authorities, the Canadian Competition Approval, if required, and the NYSE, there are no approvals required from, or notices required to be given to, any Governmental Entity which would prevent or materially delay consummation by Hecla of the transactions contemplated by this Agreement and the Arrangement.

(h)

Consents. There are no consents or waivers required from any party under any Hecla Material Contract to which Hecla or its subsidiaries are a party in order for Hecla to proceed with the completion of the transactions contemplated by this Agreement and the Arrangement.

(i)

Public Filings. Hecla has filed or furnished, as applicable, all documents in the Hecla Public Disclosure Record required to be filed or furnished by it in accordance with applicable Securities Laws or the requirements of the NYSE. All such documents and information comprising the Hecla Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto): (i) did not contain any misrepresentation; and (ii) complied in all material respects with the requirements of applicable Securities Laws and the applicable policies of the NYSE relating to continuous disclosure requirements. Hecla has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement, remains confidential. Since January 1, 2020 there has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in relation to Hecla, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Hecla Public Disclosure Record.

(j)	Hecla Financial Statements.

(i)

Hecla’s audited financial statements as at and for the financial years ended December 31, 2021 and December 31, 2020 (including the notes thereto and the report of the auditors thereon) and Hecla’s unaudited interim financial statements as at and for the quarter ended March 31, 2022 (including the notes thereto) (collectively the “Hecla Financial Statements”) were prepared in accordance with U.S. GAAP consistently applied and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Hecla and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period end adjustments) and reflect reserves required by U.S. GAAP in respect of all material contingent liabilities, if any, of Hecla and its subsidiaries on a consolidated basis. There has been no material change in Hecla’s accounting policies since December 31, 2021 except as disclosed in the Hecla Public Disclosure Record or as required by U.S. GAAP.

(ii)

The management of Hecla has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Hecla in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Hecla in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Hecla’s management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)

Hecla maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Hecla and its subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of Hecla and its subsidiaries are being made only with authorizations of management and directors of Hecla and its subsidiaries, as applicable; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Hecla or its subsidiaries that could have a material effect on its financial statements.

(iv)

To the knowledge of Hecla: (A) there are no material weaknesses in the design and implementation or maintenance of its internal control over financial reporting of Hecla that are reasonably likely to adversely affect the ability of Hecla to record, process, summarize and report financial information; and (B) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Hecla.

(v)

Since December 31, 2021, neither Hecla nor any of its subsidiaries nor, to Hecla’s knowledge, any director, officer, employee, auditor, accountant or representative of Hecla or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Hecla or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Hecla or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Hecla Board.

(k)

Books and Records. The financial books, records and accounts of Hecla and its subsidiaries, in all material respects: (i) have been maintained, in the case of Hecla in accordance with U.S. GAAP, and in the case of its subsidiaries in accordance with generally accepted accounting principles of their respective governing jurisdictions; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Hecla and its subsidiaries; and (iii) accurately and fairly reflect the basis for the Hecla Financial Statements. The corporate records and minute books for each of Hecla and its subsidiaries contain, in all material respects, complete and accurate minutes of all meetings and resolutions of the directors and shareholders of Hecla and each of its subsidiaries held and/or passed, as applicable, since their incorporation, amalgamation or acquisition by Hecla, as the case may be.

(l)

No Undisclosed Liabilities. Other than as disclosed in the most recent Hecla Financial Statements filed, or furnished, as applicable, on SEDAR and EDGAR, as incurred in the ordinary course of business since the date of such financial statements, as disclosed in this Agreement, or inter-company indebtedness, liabilities and guarantees among Hecla and its subsidiaries, Hecla and its subsidiaries have no outstanding material indebtedness or material liabilities and are not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the material obligations, liabilities or indebtedness of any person.

(m)

No Hecla Material Adverse Effect. Since December 31, 2021, except as disclosed in the Hecla Public Disclosure Record prior to the date of this Agreement, there has been no Hecla Material Adverse Effect and no effect, change, development, event or occurrence that would, individually or in the aggregate, reasonably be expected to cause a Hecla Material Adverse Effect.

(n)

Litigation. There are no Proceedings pending or, to the knowledge of Hecla, threatened affecting Hecla or any of its subsidiaries or affecting any of the Hecla Concessions, property or assets at law or in equity, including matters arising under Environmental Laws, which, if adversely determined, would, individually or in the aggregate, result in a Hecla Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement. Neither Hecla nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree which, individually or in the aggregate, would result in a Hecla Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement.

(o)	Technical Reports.

(i)

The S-K 1300 Technical Report Summaries filed by Hecla as part of the Hecla Public Disclosure Record (collectively, the “Hecla Technical Reports”) representing the most recent technical report summaries for the properties material to Hecla at the respective time of filing thereof complied in all material respects with the requirements of the SEC, were prepared in accordance with accepted mining, engineering, geoscience and other applicable industry standards and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(ii)

Hecla or its corporate predecessors made available to the authors of the Hecla Technical Reports, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none such information contained any misrepresentation at the time such information was so provided. All of the material assumptions underlying the resource estimates in the Hecla Technical Reports are reasonable and appropriate.

(iii)

There has been no change, to Hecla’s knowledge, in mineral resources, mineral reserves or economic analysis from the Hecla Technical Reports that constitutes a material change in relation to Hecla or that otherwise would require the filing of new technical reports.

(p)

Expropriation. Since December 31, 2021, no written notice or proceeding in respect of the taking, condemnation or expropriation by any Governmental Entity of any material part of the property or assets of Hecla or any of its subsidiaries, including the Hecla Concessions and Hecla Lands, has been given or commenced, nor, to the knowledge of Hecla, is any such proceeding or notice threatened.

(q)

Permits. Each of Hecla and its subsidiaries has obtained, and is in compliance with, all Permits required by applicable Laws, other than Permits disclosed in the Hecla Public Disclosure Record or with which non-compliance with would not result in a Hecla Material Adverse Effect, or necessary to conduct its current business as is now being conducted, other than Permits which non-compliance with would not result in a Hecla Material Adverse Effect. To the knowledge of Hecla, there are no facts, events or circumstances that would reasonably be expected to result in a revocation of, or failure to renew in the ordinary course, such Permits as are necessary to conduct Hecla’s or its subsidiaries’ current business as is now being conducted, except as disclosed in the Hecla Public Disclosure Record and for such revocations or failure to renew which, individually or in the aggregate, would not result in a Hecla Material Adverse Effect.

(r)	Environmental Matters. To the knowledge of Hecla, each of Hecla and its subsidiaries and their respective businesses, operations, and properties:

(i)	is in compliance in all material respects with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

(A) is not a party to any material litigation or administrative proceeding, nor to Hecla’s knowledge is any material litigation or administrative proceeding threatened against it or its property or assets, which in either case: (1) asserts or alleges that it violated any Environmental Laws; (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances; or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances; (B) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to material damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other material response by it pursuant to applicable Environmental Laws; and (C) is not subject to any material judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a material matter arising under any Environmental Laws; and

(iv)

is not involved in operations and does not know of any facts, circumstances or conditions, including the Release of any Hazardous Substance that would reasonably be expected to result in any material Environmental Liabilities.

(s)

Compliance with Laws. Hecla and its subsidiaries have complied in all material respects with and are not in violation in any material respect of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, result in a Hecla Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(t)

Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up of Hecla or any of its subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of Hecla or any of its subsidiaries are distributed amongst the creditors, shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings, that would, individually or in the aggregate, reasonably be expected to cause a Hecla Material Adverse Effect.

(u)

Administration and Receivership. To the knowledge of Hecla, no person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to Hecla or any of its subsidiaries, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets or undertaking of Hecla or any of its subsidiaries nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a person appointed by any Governmental Entity).

(v)	Voluntary Arrangement, Etc. Neither Hecla nor any of its material subsidiaries has made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due.

(w)

Issuance of Hecla Shares. The Hecla Shares to be issued as part of the Consideration will, when issued pursuant to the Arrangement, be duly authorized and validly issued as fully paid and non-assessable common shares in the capital of Hecla, free and clear of all Liens (other than Liens created by the holders thereof), freely tradeable under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 Resale of Securities) and will be freely transferable securities under U.S. Securities Laws (other than to persons who are, have been within 90 days of the Effective Time, or, at the Effective Time become, “affiliates” of Hecla, as such term is defined in Rule 144 under the U.S. Securities Act) and listed and posted for trading on the NYSE and are not and will not be subject to or issued in violation of, any pre-emptive rights or back-in rights. Hecla is not and has never been a shell company subject to Rule 144(i) under the U.S. Securities Act.

(x)	Insurance. Hecla and its subsidiaries have in place reasonable and prudent insurance policies appropriate for its size, nature and stage of operations.

(y)	Corrupt Practices Legislation.

(i)

Neither Hecla nor any of its subsidiaries, nor, to Hecla’s knowledge, any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Hecla or any of its subsidiaries has offered or given, and Hecla is not aware of or does not have any knowledge of any person that has offered or given on its behalf, anything of value to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Entity, or any other person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:

(A)

influencing any action or decision of such person, in such person’s official capacity, including a decision to fail to perform such person’s official function in order to obtain or retain an advantage for Hecla or any of its subsidiaries in the course of business;

(B)

inducing such person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist Hecla or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business; or

(C)

where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist Hecla or the subsidiary in obtaining or retaining business for, with, or directing business to, any person.

(ii)

There have been no actions taken by Hecla, any of its subsidiaries or, to the knowledge of Hecla, by any persons on behalf of Hecla or any of its subsidiaries, that would cause Hecla or its subsidiaries or such persons to be in violation of the Corruption Acts or any similar legislation in any jurisdiction in which Hecla or any of its subsidiaries conduct their business and to which Hecla or any of its subsidiaries may be subject.

(iii)	The financial records of Hecla and its subsidiaries have at all times been maintained in compliance with the Corruption Acts.

(iv)

There are no proceedings or investigations under the Corruption Acts or any similar legislation in any jurisdiction in which Hecla and its subsidiaries conduct their business pending against Hecla or any of its subsidiaries, nor any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Hecla or any of its subsidiaries, or to the knowledge of Hecla, threatened against or affecting, Hecla or any of its subsidiaries or any of their respective directors, officers, agents, employees, consultants or other persons acting on behalf of Hecla or any of its subsidiaries.

(z)

Anti-Money Laundering. The operations of Hecla and its subsidiaries are in material compliance with the financial record-keeping and reporting requirements of the anti-money laundering and anti-terrorism statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entities to which Hecla or the subsidiary is subject, including the Money Laundering Laws, and no action, suit, proceeding, investigation or notice by, before or from any Governmental Entity involving Hecla or any of its subsidiaries with respect to the Money Laundering Laws is pending.

(aa)

NGOs and Community Groups. No material dispute between Hecla or any of its subsidiaries and any non-governmental organization, community, community group, First Nations, aboriginal or indigenous peoples or aboriginal or indigenous group exists or, to the knowledge of Hecla, is threatened with respect to any of Hecla’s or any of its subsidiaries’ properties or operations.

(bb)	Investment Canada Act. Hecla is a “WTO investor” within the meaning of the Investment Canada Act.

4.2	Survival of Representations and Warranties

The representations and warranties of Hecla contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS

5.1	Covenants of Alexco Regarding the Conduct of Business

(a)

Alexco covenants and agrees that, during the period from the date of this Agreement, until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, except: (i) as expressly required by this Agreement or the Plan of Arrangement; (ii) as expressly set forth in the Alexco Disclosure Letter; or (iii) with the prior written consent of Hecla, such consent not to be unreasonably withheld, conditioned or delayed, Alexco shall and shall cause each of its subsidiaries to:

(i)	conduct their respective businesses only in, and not take any action except in, the ordinary course of business;

(ii)

use commercially reasonable efforts to maintain and preserve intact its business organization, goodwill, employees, properties, business relationships and assets in all material respects, keep available the services of its officers, employees and contractors as a group and maintain satisfactory relationships with suppliers, customers, First Nations, Governmental Entities and others having business relationships with them;

(iii)

except as set forth in the Alexco Disclosure Letter, refrain from undertaking any development or exploration related activities unless otherwise consulted with and agreed to in advance by Hecla and Alexco, such agreement not to be unreasonably withheld, delayed or conditioned;

(iv)

except as set forth in the Alexco Disclosure Letter, fully cooperate and consult through meetings with Hecla, as Hecla may reasonably request, to allow Hecla to monitor, and provide input with respect to the direction and control of, any activities relating to development of Alexco and its subsidiaries’ projects or any exploration of any properties; and

(v)

provide Hecla and its legal counsel with a reasonable opportunity to review and comment on any proposed public disclosure of exploration results and any other scientific and technical information prior to such disclosure, and give due and reasonable consideration to any comments made by Hecla and its legal counsel.

(b)

Without limiting the generality of Section 5.1(a), Alexco covenants and agrees that, during the period from the date of this Agreement, until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, except: (i) as expressly required by this Agreement or the Plan of Arrangement; (ii) as expressly set forth in the Alexco Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made); (iii) as required by applicable Law; or (iv) with the prior written consent of Hecla, such consent not to be unreasonably withheld, conditioned or delayed, Alexco shall not and shall cause each of its subsidiaries not to:

(i)	amend or propose to amend its notice of articles, articles or other comparable organizational or constating documents;

(ii)	split, combine or reclassify any Alexco Shares or other securities of Alexco or any of its subsidiaries;

(iii)

declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of any shares in the capital of Alexco owned by any person or the securities of any of its subsidiaries, other than any dividends payable by a subsidiary to Alexco or any wholly-owned subsidiary of Alexco;

(iv)

issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber, or agree to issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber any Alexco Shares or other equity or voting interests or any options or any options, warrants, calls, appreciation rights, convertible securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Alexco Shares or other equity or voting interests or other securities of Alexco or any of its subsidiaries (including, for certainty, any Alexco Options, Alexco DSUs and Alexco RSUs), other than pursuant to the valid exercise or vesting of Alexco Options, Alexco DSUs and Alexco RSUs outstanding on the date of this Agreement in accordance with their terms, and pursuant to the Private Placement;

(v)	redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Alexco Shares or other securities of Alexco or any of its subsidiaries;

(vi)	amend the terms of any of the Alexco Shares or other securities of Alexco or any of its subsidiaries;

(vii)	reduce the stated capital of any Alexco Shares or other securities of Alexco or any of its subsidiaries;

(viii)	incorporate, acquire or create any new subsidiary;

(ix)	adopt or propose a plan of liquidation or resolution providing for the liquidation or dissolution of Alexco or any of its subsidiaries;

(x)

make any changes in its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required by applicable Laws or IFRS;

(xi)

sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Alexco or any of its subsidiaries, including for these purposes mineral product from any Alexco Concessions or Alexco Lands, other than in connection with the Hecla Secured Loan;

(xii)	reorganize, amalgamate or merge Alexco or any of its subsidiaries with any other person;

(xiii)

acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) or agree (in one transaction or in a series of related transactions) to acquire, directly or indirectly, any person securities, interests or business of any person, or make any investment or agree to make an investment, directly or indirectly (in one transaction or in a series of related transactions), either by the purchase of securities of, or contributions of capital to, any other person (other than wholly-owned subsidiaries as of the date of this Agreement);

(xiv)	acquire or agree to acquire, directly or indirectly, any assets or properties of any person other than in the ordinary course of business as currently conducted as of the date of this Agreement;

(xv)

incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any other person or make any loans, capital contributions, investments or advances, other than the Hecla Secured Loan;

(xvi)

except as required by this Agreement, applicable Law, the terms of the Alexco Equity Incentive Plan or Alexco Benefit Plans: (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer, employee or individual contractor or consultant of Alexco or any of its subsidiaries; (B) grant, accelerate, or increase any payment, award (equity or otherwise), indemnification or other benefits payable to, or for the benefit of, any director, officer, employee or individual contractor or consultant of Alexco or any of its subsidiaries; (C) increase the coverage, contributions, funding requirements or benefits available under the Alexco Equity Incentive Plan or Alexco Benefit Plans or create any new benefit;

(D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or individual contractor or consultant of Alexco or any of its subsidiaries or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, including under any Alexco Benefit Plan, except in the ordinary course of business; (E) make any material determinations under any Alexco Benefit Plan that is not in the ordinary course of business, other than determinations in furtherance of acceleration, vesting or similar determinations in connection with the transactions described in this Agreement; or (F) take or propose to take any action to effect any of the foregoing; provided that nothing in this Agreement shall be deemed to: (x) guarantee employment for any period of time for, or preclude the ability of Hecla to terminate the employment or engagement of, any director, officer, employee or individual contractor or consultant of Alexco or any of its subsidiaries after the Effective Time; (y) require Hecla to continue any benefit plan or to prevent the amendment, modification or termination of any benefit plan after the Effective Date or prohibit Hecla from amending, modifying or terminating any benefit plan or arrangement covering any continuing director, officer, employee or individual contractor or consultant on or after the Effective Date; or (z) constitute an amendment to any benefit plan;

(xvii)

negotiate, enter into, extend, amend or terminate any employment, severance, consulting, termination or other similar agreement with any of its officers, directors, employees, agents or individual contractors or consultants, any collective bargaining agreement or any Alexco Benefit Plan, in each case, other than: (A) in connection with terminating officers, directors, employees, agents or individual contractors or consultants for cause; (B) amendments required by Law; or (C) compensation arrangements that are generally consistent with past practice and entered into with employees hired after the date of this Agreement and who earn an annualized base salary or wage not greater than $50,000 (or its equivalent);

(xviii)	make or forgive any loans or advances to any of its officers, directors, employees, agents or individual contractors or consultants;

(xix)	make any bonus or profit sharing distribution or similar payment of any kind;

(xx)

hire any person earning an annualized base salary or wage greater than $50,000 (or its equivalent) or terminate, except for cause, the employment of any person earning an annualized base salary or wage greater than $50,000 (or its equivalent);

(xxi)

settle, pay, discharge, satisfy, compromise, waive, assign or release: (A) any material action, claim, liability or proceeding; (B) any claims, liabilities or obligations in an amount in excess of $50,000 (whether individually or in the aggregate), except claims, liabilities or obligations reflected or reserved against in the Alexco Financial Statements; or (C) any material rights, claims or benefits of Alexco or any of its subsidiaries;

(xxii)

enter into or extend any agreement or arrangement that provides for: (A) any limitation or restriction on the ability of Alexco or any of its subsidiaries or, following the Effective Time, the ability of any of Alexco’s affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Alexco or any of its subsidiaries or, following the Effective Time, all or any portion of the business of any of Alexco’s affiliates, is or would be conducted, or (C) any limitation or restriction on the ability of Alexco or any of its subsidiaries or, following the Effective Time, the ability of any of Alexco’s affiliates, to solicit suppliers, customers, employees, contractors or consultants;

(xxiii)	waive, release or condition any material non-compete, non-solicitation, non-disclosure, confidentiality or other restrictive covenant owed to Alexco;

(xxiv)

negotiate, enter into, extend, amend or terminate, any agreement that has the effect of creating a joint venture, partnership, strategic alliance or similar relationship between Alexco or any of its subsidiaries and another person, except in the ordinary course of business;

(xxv)	negotiate, enter into, extend, amend or terminate any agreement, commitment or understanding with any First Nations, aboriginal or indigenous peoples or aboriginals or indigenous groups;

(xxvi)

other than as is necessary to comply with applicable Laws, any written employment contract in effect on the date of this Agreement, the Alexco Equity Incentive Plans or Alexco Benefit Plans, engage in any transaction with any related parties;

(xxvii)

(A) enter into any agreement that if entered into prior to the date of this Agreement, would be a Alexco Material Contract; (B) modify, amend in any material respect, transfer or terminate any Alexco Material Contract, or waive, release or assign any material rights or claims thereto or thereunder; or (C) fail to enforce any breach or threatened breach of any Alexco Material Contract;

(xxviii)

initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement);

(xxix)	incur, or commit to, capital expenditures in excess of the amounts set out in Schedule 5.1(b)(xxix);

(xxx)

enter into, extend, amend or terminate any material interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other similar financial instruments, other than in the ordinary course of business;

(xxxi)

(A) take any action inconsistent with past practice relating to the filing of any Return or the withholding, collecting, remitting and payment of any Tax; (B) amend any Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of any Return, except as may be required pursuant to applicable Law; (C) make or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement; (D) enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement; or (E) settle (or offer to settle) any Tax claim, audit, proceeding or re- assessment;

(xxxii)

(A) take any action or fail to take any action which action or failure to act would, or would reasonably be expected to, result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of material rights under, any Permits necessary to conduct its businesses as now conducted; (B) or fail to prosecute in a commercially reasonable manner any pending applications to any Governmental Entities for material Permits;

(xxxiii)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Alexco to consummate the Arrangement or the other transactions contemplated by this Agreement; and

(xxxiv)	agree, resolve or commit to do any of the foregoing.

For greater certainty, nothing in this Section 5.1 shall give Hecla, directly or indirectly, any right to control or direct the operations of Alexco or any of its subsidiaries.

5.2	Additional Covenants of Alexco

(a)

Alexco shall cause the current insurance (or re-insurance) policies maintained by or for the benefit of Alexco or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse prior to the Effective Time, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.5.1, none of Alexco or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months. Alexco shall consult with Hecla on any renewals of insurance (or re-insurance) policies.

(b)

Alexco shall provide Hecla with prompt written notice of any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Alexco Material Adverse Effect.

(c)

Alexco shall promptly notify Hecla of: (i) any material communications (whether oral or written) from a Governmental Entity, including a copy of any written communication, and (ii) any opposition, concerns or threats raised or brought by non-governmental organizations, communities, community groups, First Nations, aboriginal or indigenous peoples or aboriginals or indigenous groups in respect of Alexco’s or any of its subsidiaries’ current or planned operations that could reasonably be expected to materially impact such operations or title to any of the Alexco Concessions.

(d)

The Parties acknowledge and agree that all Alexco Options, Alexco RSUs and Alexco DSUs that are not converted or exercised, whether conditionally or otherwise, prior to the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement, and Alexco shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

(e)

Alexco shall prepare, or shall cause to be prepared, and shall file prior to the Effective Date all sales and use Returns of Alexco and its subsidiaries that are required by Law to be filed on or before the Effective Date or that have not been timely filed when due, and shall remit all sales and use Taxes that are required to be paid in respect of such Returns.

(f)

Alexco shall keep Hecla reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to Alexco or any of its subsidiaries).

For greater certainty, nothing in this Section 5.2 shall give Hecla, directly or indirectly, any right to control or direct the operations of Alexco or any of its subsidiaries.

5.3	Covenants of Hecla Regarding the Conduct of Business

(a)

Hecla covenants and agrees that, during the period from the date of this Agreement, until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, except: (i) as expressly required by this Agreement or the Plan of Arrangement; (ii) as required by applicable Law; or (iii) with the prior written consent of Alexco, such consent not to be unreasonably withheld, conditioned or delayed, Hecla shall and shall cause each of its subsidiaries to conduct its business in the ordinary course and in accordance with Law, and Hecla shall use commercially reasonable efforts to maintain and preserve intact its and its subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships; provided, however, that this Section 5.3(a) shall not restrict Hecla or any of its subsidiaries from resolving to, or entering into or performing any contract, agreement, commitment or arrangement with respect to, the acquisition or disposition of any person, provided that the doing of any such thing does not have a Hecla Material Adverse Effect and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Hecla or Alexco to consummate the Arrangement.

(b)

Without limiting the generality of Section 5.3(a), Hecla covenants and agrees that, during the period from the date of this Agreement, until the earlier of the Effective Time and the time at which this Agreement is terminated in accordance with its terms, except: (i) as expressly required by this Agreement or the Plan of Arrangement; (ii) as required by applicable Law; or (iii) with the prior written consent of Alexco, such consent not to be unreasonably withheld, conditioned or delayed, Hecla shall not and shall cause each of its subsidiaries not to:

(i)	amend its organizational or constating documents in any manner that would adversely affect the value of the Consideration;

(ii)	split, combine, or reclassify Hecla Shares;

(iii)	reorganize, amalgamate or merge Hecla, or, to the extent prejudicial to the Arrangement or to Alexco, any subsidiary of Hecla;

(iv)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Hecla; or

(v)	authorize, agree or resolve to do any of the foregoing.

(c)

Hecla shall provide Alexco with prompt written notice of any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Hecla Material Adverse Effect.

5.4	Additional Covenants of Hecla

Concurrently with the execution of this Agreement, Hecla hereby irrevocably agrees to enter into the Hecla Secured Loan which will provide for a revolving working capital facility with an immediate drawdown on the closing of the Hecla Secured Loan and shall be on terms reasonably satisfactory to Hecla and Alexco, and to subscribe for and purchase 8,984,100 Alexco Shares (the “Subscription Shares”) from Alexco and Alexco hereby irrevocably agrees to sell and issue to Hecla the Subscription Shares at a subscription price of C$0.50 per share (for a total subscription of C$4,492,050 for the Subscription Shares (the “Subscription Price”) on the terms and conditions set out in the subscription agreement between Hecla and Alexco of even date herewith (the “Private Placement”). Execution of the Hecla Secured Loan and completion of the Private Placement shall not be conditional upon the completion of the Arrangement. The Parties agree that in no circumstance shall Hecla together with its affiliates and their respective joint actors beneficially own or exercise control or direction over more than 9.9% of the outstanding Alexco Shares (as calculated and determined in accordance with the Securities Act and the number of Subscription Shares and the Subscription Price may be adjusted to ensure that the foregoing restriction is complied with.

5.5	Mutual Covenants of the Parties Relating to the Arrangement

Subject to Section 5.7, which shall govern in relation to Regulatory Approvals, each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, during the period from the date of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its commercially reasonable efforts to promptly: (i) obtain all Key Consents and Approvals; (ii) obtain all other necessary waivers, consents and approvals required to be obtained by it or any of its subsidiaries from parties to the Alexco Material Contracts; (iii) obtain all necessary any material Permits (including Regulatory Approvals) required to be obtained by it or any of its subsidiaries under applicable Laws; (iv) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement required to be satisfied by it; (v) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (vi) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (vii) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder;

(b)

it shall not take any action, shall refrain from taking any action, and shall not permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to materially impede or materially delay the consummation of Arrangement or the other transactions contemplated by this Agreement or the Arrangement;

(c)

it shall use commercially reasonable efforts to: (i) defend all lawsuits or other legal, regulatory or other proceedings against itself or any of its subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; (ii) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order, including Orders, relating to itself or any of its subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (iii) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Alexco or Hecla from consummating the Arrangement;

(d)

it shall carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on it or its subsidiaries or affiliates with respect to the transactions contemplated hereby; and

(e)	promptly notify the other Party of:

(i)

any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its Representatives);

(ii)	any material communication from any Governmental Entity in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its Representatives); and

(iii)	any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement.

5.6	Pre-Acquisition Reorganization

(a)

Alexco agrees to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as Hecla may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that unless otherwise agreed by Hecla and Alexco (i) any Pre-Acquisition Reorganization is not, in the opinion of Alexco or Alexco’s counsel, acting reasonably, prejudicial to Alexco or Alexco Shareholders, (ii) any Pre-Acquisition Reorganization does not require Alexco to obtain the approval of Alexco Shareholders, (iii) any Pre-Acquisition Reorganization shall not, in the opinion of Alexco, acting reasonably, impair, prevent, impede or materially delay the consummation of the Arrangement, (iv) any Pre-Acquisition Reorganization shall not, in the opinion of Alexco, acting reasonably, materially interfere with the ongoing operations of Alexco or its subsidiaries, (v) any Pre-Acquisition Reorganization shall not require Alexco or any of its subsidiaries to contravene any applicable Laws, their respective organizational documents or any Contract or Permit, (vi) Alexco and its subsidiaries shall not be obligated to take any action that would reasonably be expected to result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Alexco Shareholder or the holders of Alexco Options, Alexco DSUs or Alexco RSUs that are incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization, (vii) any Pre-Acquisition Reorganization is effected immediately prior to, contemporaneously with, or within two Business Days prior to the Effective Date, and (viii) Hecla agrees that it will be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request. Hecla shall provide written notice to Alexco of any proposed Pre-Acquisition Reorganization in reasonable detail at least 15 Business Days prior to the date of Alexco Meeting. Any step or action taken by Alexco or its subsidiaries in furtherance of a proposed Pre-Acquisition Reorganization shall not be considered to be a breach of any representation, warranty or covenant of Alexco contained in this Agreement. If the Arrangement is not completed, Hecla shall forthwith reimburse Alexco or at Alexco’s direction, its subsidiaries, for all reasonable fees and expenses (including any professional fees and expenses and Taxes) incurred by Alexco and its subsidiaries in considering or effecting a Pre-Acquisition Reorganization and shall be responsible for any fees, expenses and costs (including professional fees and expenses and Taxes) of Alexco and its subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to the Effective Date. Hecla hereby agrees to indemnify and save harmless Alexco and its subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, Taxes, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization)

(b)

Alexco agrees that it shall, and shall cause each of its subsidiaries to, cooperate with Hecla in good faith to plan, prepare and implement such Pre-Acquisition Reorganizations as are desirable and requested by Hecla in accordance with this Section 5.6.

5.7	Regulatory Approvals

(a)	If Canadian Competition Approval is required:

(i)

within 10 Business Days after the date of this Agreement or such other date as the Parties may reasonably agree, Hecla shall prepare and file with the Commissioner a request for an Advance Ruling Certificate or, in the alternative, a No Action Letter and a waiver under paragraph 113(c) of the Competition Act and Alexco shall provide such assistance as may be reasonably requested in connection with the preparation of such filing;

(ii)

if Alexco and Hecla mutually agree, each shall prepare and file notifications under Part IX of the Competition Act with the Commissioner with respect to the transactions contemplated by this Agreement; and

(iii)	each of Alexco and Hecla shall provide to each Governmental Entity all such information as may be requested by any Governmental Entity in connection with the Canadian Competition Approval.

(b)	All filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of any Regulatory Approvals shall be paid by Hecla.

(c)

With respect to obtaining the Regulatory Approvals, each of Alexco and Hecla shall cooperate with one another and shall provide such assistance as any other Party may reasonably request in connection with obtaining the Regulatory Approvals. In particular:

(i)

no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party;

(ii)

the Parties shall exchange drafts of all submissions, material correspondence, filings, presentations, applications, plans, consent agreements and other material documents made or submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement, will consider in good faith any suggestions made by the other Party and its counsel and will provide the other Party and its counsel with final copies of all such submissions, material correspondence, filings, presentations, applications, plans, consent agreements and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement; provided, however, that this obligation shall not extend to (a) legally privileged information, or (b) information indicated by either Party to be competitively sensitive, in either case, which information shall be provided on an external counsel-only basis;

(iii)

each Party will keep the other Party and their respective counsel fully apprised of all substantive written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the Regulatory Approvals, and will not participate in such material communications or meetings without giving the other Party and their respective counsel the opportunity to participate therein; provided, however, that where competitively sensitive information may be discussed or communicated, in either case the other Party’s external legal counsel shall be provided with any such communications or information on an external counsel-only basis and shall have the right to participate in any such meetings on an external counsel-only basis.

(d)

The Parties shall not enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Regulatory Approvals.

(e)

Each Party shall use its commercial reasonable efforts to ensure that the Section 3(a)(10) Exemption and exemptions from applicable securities Laws of any state of the United States are available for the issuance of Hecla Shares pursuant to the Plan of Arrangement.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Alexco Securityholder Approval shall have been obtained in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Alexco and Hecla, acting reasonably, on appeal or otherwise;

(c)

no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement.

(d)

the Hecla Shares to be issued to Alexco Shareholders in exchange for their Alexco Shares pursuant to the Plan of Arrangement shall be (i) exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable securities Laws of any state of the United States, (ii) shall be freely transferable under applicable U.S. Securities Laws and shall not be “restricted securities” within the meaning of Rule 144 of the U.S. Securities Act (other than as applicable to persons who are, have been within 90 days of the Effective Time, or, at the Effective Time become, “affiliates” of Hecla, as such term is defined in Rule 144 under the U.S. Securities Act), and (iii) shall be registered to the extent required by Section 12(b) of the U.S. Exchange Act; provided, however, that Alexco shall not be entitled to rely on the provisions of this Section 6.1(d) in failing to complete the transactions contemplated by this Agreement in the event that Alexco fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the Section 3(a)(10) Exemption; provided, further, that Hecla will rely on the Section 3(a)(10) Exemption for the issuance of such securities, based on the Court’s approval of the Arrangement, and comply with the requirements set forth in Section 2.3;

(e)	the Canadian Competition Approval shall have been obtained, if required; and

(f)

the distribution of the Hecla Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws by virtue of applicable exemptions under Securities Laws and there shall be no resale restrictions on such Hecla Shares under applicable Securities Laws, except in respect of those holders who are subject to restrictions on resale as a result of being a “control person” under applicable Securities Laws.

6.2	Additional Conditions Precedent to the Obligations of Hecla

The obligation of Hecla to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Hecla and may be waived by Hecla at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Hecla may have):

(a)	the representations and warranties of Alexco set forth in:

(i)

Section 3.1(a) [Board Recommendation], 3.1(b) [Fairness Opinion], 3.1(c) [Organization and Qualification], 3.1(d) [Authority Relative to this Agreement], 3.1(e) [No Violation], 3.1(i) [Ownership of Subsidiaries], 3.1(p) [No Alexco Material Adverse Effect], 3.1(u)(iii) [Alexco Concessions and Alexco Lands] and 3.1(qq) [Brokers] shall be true and correct in all respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date);

(ii)	Section 3.1(f) [Capitalization] shall be true and correct in all respects (except for de minimis inaccuracies) as of the Effective Time as if made as at and as of such time; and

(iii)

the other provisions of this Agreement shall be true and correct in all respects (disregarding for purposes of this clause (iii) any materiality qualification or the Alexco Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually or in the aggregate, would not have a Alexco Material Adverse Effect,

(iv)	and Alexco shall have provided to Hecla a certificate of two senior officers of Alexco certifying (on Alexco’s behalf and without personal liability) the foregoing dated the Effective Date;

(b)

Alexco shall have complied in all material respects with its covenants herein to be complied with by it prior to the Effective Time Alexco shall have provided to Hecla a certificate of two senior officers of Alexco certifying (on Alexco’s behalf and without personal liability) compliance with such covenants dated the Effective Date;

(c)	since the date of this Agreement, there shall not have occurred any Alexco Material Adverse Effect;

(d)	there shall be no action or proceeding pending by a Governmental Entity that is reasonably likely to:

(i)	enjoin or prohibit the Hecla’ ability to acquire, hold, or exercise full rights of ownership over, any Alexco Shares, including the right to vote Alexco Shares; and

(ii)	if the Arrangement is consummated, have a Alexco Material Adverse Effect; and

(e)	Dissent Rights shall not have been validly exercised by holders of more than 5% of the Alexco Shares.

6.3	Additional Conditions Precedent to the Obligations of Alexco

The obligations of Alexco to complete the Arrangement is subject to the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Alexco and may be waived by Alexco at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Alexco may have):

(a)	the representations and warranties of Hecla set forth in:

(i)

Section 4.1(a) [Organization and Qualification], 4.1(b) [Authority Relative to this Agreement], 4.1(c) [No Violation], 4.1(g) [Ownership of Subsidiaries], 4.1(m) [No Hecla Material Adverse Effect] and 4.1(w) [Issuance of Hecla Shares] shall be true and correct in all respects as of the Effective Time as if made as at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date);

(ii)	Section 4.1(d) [Capitalization] shall be true and correct in all respects (except for de minimis inaccuracies) as of the Effective Time as if made as at and as of such time; and

(iii)

the other provisions of this Agreement shall be true and correct in all respects (disregarding for purposes of this clause (iii) any materiality qualification or the Hecla Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually or in the aggregate, would not have a Hecla Material Adverse Effect,

(iv)	and Hecla shall have provided to Alexco a certificate of two senior officers of Hecla certifying (on the Hecla’ behalf and without personal liability) the foregoing dated the Effective Date;

(b)

Hecla shall have complied in all material respects with its covenants herein to be complied with by it prior to the Effective Time Hecla shall have provided to Alexco a certificate of two senior officers of Hecla certifying (on Hecla’ behalf and without personal liability) compliance with such covenants dated the Effective Date;

(c)	since the date of this Agreement, there shall not have been any Hecla Material Adverse Effect;

(d)	Hecla shall have complied with its obligations under Section 2.9; and

(e)

Hecla shall have delivered evidence to Alexco of the conditional approval of the listing and posting for trading on the NYSE of the Hecla Shares to be issued as Consideration pursuant to the Plan of Arrangement.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released upon delivery by the Parties of written confirmation of the Effective Date. For greater certainty and notwithstanding anything else in this Agreement, the conditions set forth in this Article 6 for the benefit of a Party are the only conditions to such Party’s obligations to complete the Arrangement.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1	Notice of Breach

Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of this Agreement, until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any respect on the date of this Agreement, or at the Effective Time;

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in Section 6.1, Section 6.2 or Section 6.3, as the case may be.

7.2	Alexco Non-Solicitation

7.2.1	Except as otherwise expressly provided in this Section 7.2, Alexco shall not and shall cause its subsidiaries not to, directly or indirectly, through any of its Representatives:

(a)

solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Alexco or any of its subsidiaries) any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal;

(b)

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person (other than Hecla and its subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal; provided that Alexco shall be permitted to communicate with any person who has made an Acquisition Proposal (i) for the purpose of clarifying the terms and conditions of such Acquisition Proposal and (ii) that the Alexco Board has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to result in, a Superior Proposal;

(c)	make a Alexco Change in Recommendation; or

(d)

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 7.2.5).

7.2.2

Alexco shall, and shall cause its subsidiaries and Representatives to immediately cease any existing solicitation, encouragement, discussions, negotiations or other activities commenced prior to the date of this Agreement with any person (other than Hecla and its subsidiaries or affiliates) conducted by Alexco or any of its subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal, and, in connection therewith, Alexco shall:

(a)

promptly discontinue access to and disclosure of its and its subsidiaries’ confidential information (and not allow access to or disclosure of any such confidential information, or any data room, virtual or otherwise); and

(b)

as soon as possible request (and in any case within two Business Days), and use commercially reasonable efforts to exercise all rights it has (or cause its subsidiaries to exercise any rights that they have) to require, the return or destruction of all confidential information (including derivative information) regarding Alexco and its subsidiaries previously provided to any person (other than Hecla) in connection with a possible Acquisition

Proposal to the extent such information has not already been returned or destroyed, and shall use its commercially reasonable efforts to ensure that such requests are fully complied with to the extent Alexco is entitled.

7.2.3

Alexco represents and warrants that neither Alexco nor any of its subsidiaries has waived any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Alexco or any of its subsidiaries is a Party in connection with any potential Acquisition Proposal. Subject to Section 7.2.5, Alexco covenants and agrees that (i) Alexco shall take all necessary action to enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Alexco or any of its subsidiaries is a party, and (ii) neither Alexco nor any of its subsidiaries nor any of their respective Representatives will, without the prior written consent of Hecla, release any person from, or waive, amend, suspend or otherwise modify such person’s obligations respecting Alexco, or any of its subsidiaries, under any standstill, confidentiality, non-disclosure, business purpose, use or similar agreement or restriction to which Alexco or any of its subsidiary is a party (it being acknowledged by Hecla that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 7.2.3).

7.2.4	If Alexco, or any of its subsidiaries or any of their respective Representatives receives or is notified of:

(a)	any inquiry, proposal or offer made after the date of this Agreement that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal; or

(b)

any request for copies of, access to, or disclosure of, confidential information relating to Alexco or any of its subsidiaries in connection with any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, including information, access or disclosure relating to the properties, facilities, books or records of Alexco or any of its subsidiaries, in each case made after the date of this Agreement;

then, Alexco shall promptly orally notify Hecla, and then in writing within 24 hours, of such Acquisition Proposal, inquiry, proposal, offer or request, including the identity of the person making such Acquisition Proposal, inquiry, proposal, offer or request and the material terms and conditions thereof and copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such person. Alexco shall keep Hecla promptly and reasonably informed of the status of material developments and (to the extent permitted by Section 7.2.5) discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments thereto.

7.2.5

Notwithstanding any other provision of this Section 7.2, if at any time following the date of this Agreement and prior to obtaining the Alexco Securityholder Approval, Alexco receives an unsolicited bona fide written Acquisition Proposal, Alexco (A) may engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and (B) may provide copies of, access to or disclosure of information, properties, facilities, books or records of Alexco or its subsidiaries, if and only if:

(a)

Alexco Board determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)

such person is not restricted from making an Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction with Alexco or any of its subsidiaries;

(c)	Alexco has been, and continues to be, in compliance with its obligations under this Section 7.2 in all material respects; and

(d)

prior to providing any such copies, access or disclosures, Alexco enters into a confidentiality and standstill agreement with such person, or confirms it has previously entered into such an agreement which remains in effect, in either case on terms that are not less favourable in the aggregate to Alexco than the Confidentiality Agreement and which does not contain a restriction on the ability of Alexco to disclose information to Hecla relating to the agreement or the status of material developments and negotiations with respect to such Acquisition Proposal with such person and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to Hecla.

7.2.6

Nothing contained in this Agreement shall prohibit Alexco Board (acting in good faith and upon advice of its outside legal and financial advisors) from making any disclosure to Alexco Shareholders as required by applicable Laws, including complying with section 2.17 of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; provided, however, that neither Alexco nor the Alexco Board shall be permitted to recommend that the Alexco Shareholders tender any securities in connection with any take-over bid that is an Acquisition Proposal or effect an Alexco Change in Recommendation with respect thereto, except as permitted by this Section 7.2.6.

7.2.7

If Alexco receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Alexco Securityholder Approval, the Alexco Board may, (1) make a Alexco Change in Recommendation in response to such Superior Proposal and/or (2) cause Alexco to terminate this Agreement pursuant to Section 8.2.1(d)(i) and concurrently enter into a definitive agreement with respect to Superior Proposal (other than a confidentiality agreement permitted by Section 7.2.5, a “Alexco Proposed Agreement”), if and only if:

(a)

the person making such Superior Proposal is not restricted from making an Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction;

(b)	Alexco has been, and continues to be, in compliance with its obligations under this Section 7.2 in all material respects;

(c)

Alexco or its Representatives have delivered to Hecla the information required by Section 7.2.4 and a written notice of the determination of Alexco Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of Alexco Board to make Alexco Change in Recommendation and/or terminate this Agreement pursuant to Section 8.2.1(d)(i) to concurrently enter into Alexco Proposed Agreement with respect to such Superior Proposal, as applicable, together with a written notice from the Alexco Board regarding the value that the Alexco Board, in consultation with an Alexco Financial Advisor, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (collectively, the “Superior Proposal Notice”);

(d)

in the case of Alexco Board exercising its rights under clause (2) of this Section 7.2.7, Alexco or its Representatives have provided Hecla a copy of Alexco Proposed Agreement and all supporting materials, including any financing documents with customary redactions supplied to Alexco in connection therewith;

(e)

five Business Days (the “Hecla Response Period”) shall have elapsed from the date on which Hecla has received Superior Proposal Notice and all documentation referred to in Section 7.2.7(c) and Section 7.2.7(d);

(f)

during any Hecla Response Period, Hecla has had the opportunity (but not the obligation) in accordance with Section 7.2.8, to offer to amend this Agreement and the Plan of Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)

after the Hecla Response Period, the Alexco Board (A) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by Hecla under Section 7.2.8) and (B) has determined in good faith, after consultation with its outside legal counsel, that the failure by Alexco Board to make an Alexco Change in Recommendation and/or to cause Alexco to terminate this Agreement to enter into Alexco Proposed Agreement, as applicable, would be inconsistent with its fiduciary duties; and

(h)

in the case of Alexco Board exercising its rights under clause (2) of this Section 7.2.7, prior to or concurrently with terminating this Agreement pursuant to Section 7.2.7, Alexco enters into such Alexco Proposed Agreement and concurrently pays to Hecla the amounts required to be paid pursuant to Section 7.3.

7.2.8

During Hecla Response Period, or such longer period as Alexco may approve in writing for such purpose: (i) Alexco Board shall review any offer made by Hecla under Section 7.2.7(f) to amend the terms of this Agreement and the Plan of Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) if Alexco determines that an Acquisition Proposal previously constituting a Superior Proposal would cease to be a Superior Proposal, Alexco shall negotiate in good faith with Hecla to make such amendments to the terms of this Agreement and the Arrangement as would enable Hecla to proceed with the transactions contemplated by this Agreement on such amended terms. If Alexco Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Alexco shall immediately so advise Hecla, and Alexco and Hecla shall amend this Agreement to reflect such offer made by Hecla, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

7.2.9

Each successive amendment or modification to any Acquisition Proposal or Alexco Proposed Agreement that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by Alexco Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 7.2, and Hecla shall be afforded a new five Business Day Hecla Response Period from the date on which Hecla has received the notice and all documentation referred to in Section 7.2.7(c) and Section 7.2.7(d) with respect to the new Superior Proposal from Alexco.

7.2.10

Alexco Board shall promptly reaffirm Alexco Board Recommendation by press release after Alexco Board determines that any Acquisition Proposal that is publicly announced is not a Superior Proposal or Alexco Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 7.2.8 would result in an Acquisition Proposal that has been previously announced no longer being a Superior Proposal, and the Agreement has been so amended. Alexco shall provide Hecla and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Hecla and its counsel.

7.2.11

In circumstances where Alexco provides Hecla with notice of a Superior Proposal and all documentation contemplated by Section 7.2.7(c) and Section 7.2.7(d) on a date that is less than seven Business Days prior to the scheduled date of Alexco Meeting, Alexco may either proceed with or postpone Alexco Meeting to a date that is not more than 10 Business Days after the scheduled date of such Alexco Meeting, and shall postpone Alexco Meeting to a date that is not more than 10 Business Days after the scheduled date of such Alexco Meeting if so directed by Hecla.

7.2.12

Without limiting the generality of the foregoing, Alexco shall advise its subsidiaries and Representatives of the prohibitions set out in this Section 7.2 and any violation of the restrictions set forth in this Section 7.2 by Alexco, its subsidiaries or Representatives shall be deemed to be a breach of this Section by Alexco.

7.3	Expenses and Termination Fees

7.3.1

Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

7.3.2

If a Termination Fee Event (as defined below) occurs, Alexco shall pay, or cause to be paid, to Hecla or as Hecla shall direct (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.3.2.

7.3.3	For the purposes of this Agreement, “Termination Fee” means US$10,000,000.

7.3.4	For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(a)	by Hecla pursuant to Section 8.2.1(c)(i) [Alexco Change in Recommendation] or Section 8.2.1(c)(iv) [Breach of Non-Solicitation];

(b)	by Alexco pursuant to Section 8.2.1(d)(i) [Superior Proposal]; or

(c)

by either Party pursuant to Section 8.2.1(b)(i) [Effective Time has not occurred before Outside Date] or Section 8.2.1(b)(iii) [Alexco Resolution not approved at Alexco Meeting] or by Hecla pursuant to Section 8.2.1(c)(iii) (due to a negligence, wilful breach or fraud) [Breach of Alexco Representations, Warranties or Covenants] or Section 8.2.1(c)(iv) [Material Breach of Covenant], but only if, in the case of this paragraph (c), prior to the termination of this Agreement, an Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Alexco shall have been made or publicly announced by any person (other than Hecla or any of its affiliates) and has not expired or been withdrawn prior to the Alexco Meeting; and:

(i)

within 12 months following the date of such termination Alexco enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to above) and such Acquisition Proposal is later consummated (whether or not within such 12 month period); or

(ii)	within 12 months following the date of such termination an Acquisition Proposal is consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to above);

provided that for purposes of this Section 7.3.4(c), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that each reference to “20%” therein shall be deemed to be a reference to “50%”.

7.3.5

If a Termination Fee Event occurs pursuant to Section 7.3.4(a), the Termination Fee shall be payable by Alexco to Hecla within two Business Days following such Termination Fee Event. If a Termination Fee Event occurs pursuant to Section 7.3.4(b), the Termination Fee shall be paid by Alexco to Hecla prior to or concurrently with such termination. If a Termination Fee Event occurs in the circumstances set out in 7.3.4(c), the Termination Fee shall be payable by Alexco to Hecla within two Business Days following the closing of the applicable transaction referred to therein. Any Termination Fee payable pursuant to this Section 7.3.5 shall be paid by wire transfer of immediately available funds.

7.3.6

Each of the Parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.3 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each of the Parties irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where a Party is entitled to a Termination Fee and such Termination Fee is paid in full, the Party receiving the Termination Fee shall be precluded from any other remedy against the other Party at law or in equity or otherwise (including an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

7.3.7

Nothing in this Section 7.3 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

7.3.8

Nothing in this Section 7.3 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.3.9	For greater certainty, except as provided in Section 7.3.8, a Party shall not be obligated to make more than one payment pursuant to this Section 7.3.

7.4	Access to Information; Confidentiality

(a)

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Laws and COVID-19 Measures and the terms of any existing Contracts, Alexco shall, and shall cause its Representatives to, afford to Hecla and its Representatives, upon reasonable notice, such access as Hecla may reasonably require at all reasonable times, including, for the purpose of facilitating integration business planning, to its officers, employees, agents, properties, books, records, payroll, bank accounts and Contracts, and shall furnish Hecla on a timely basis with all data and information relating to ongoing development programs at Keno Hill Silver Project or as Hecla may reasonably request from time to time, including, if so requested by Hecla and at the expense of Hecla, allowing a Representative of Hecla to be present at the Keno Hill Silver Project. Neither Hecla nor any of its Representatives will contact directors, officers, employees, customers, suppliers or other business partners of Alexco or any of its subsidiaries except after receiving the prior written consent of the Chief Executive Officer or Chief Financial Officer of Alexco; provided, however, that the foregoing shall not restrict Hecla from ordinary course business communications and dealings that are unrelated to the Arrangement.

(b)

Hecla and Alexco acknowledge and agree that information furnished pursuant to this Section 7.4 shall be subject to the terms and conditions of the Confidentiality Agreement. Any such investigation by Hecla and its Representatives under this Section 7.4 or otherwise shall not mitigate, diminish or affect the representations and warranties of Alexco contained in this Agreement or any document or certificate delivered pursuant hereto.

7.5	Insurance and Indemnification

7.5.1

Prior to the Effective Time, Alexco may purchase customary “tail” policies of directors’ and officers’ liability, products and completed operations liability and employment practices liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by Alexco and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and Alexco will, and will cause its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Time; provided, that Alexco and its subsidiaries shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of Alexco’s current annual aggregate premium for policies currently maintained by Alexco or its subsidiaries.

7.5.2

Alexco will, and will cause its subsidiaries to, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Alexco and its subsidiaries under Law and under the articles or other constating documents of Alexco and/or its subsidiaries or, to the extent that they are disclosed in Alexco Disclosure Letter, under any agreement or contract of any indemnified person with Alexco or with any of its subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement, and, to the extent within the control of Alexco, Alexco shall ensure that the same shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified person and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

7.5.3	From and following the Effective Time, Hecla will cause Alexco to comply with its obligations under Section 7.5.1 and Section 7.5.2.

7.5.4

If Alexco or Hecla or any of their successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other person and shall not be the continuing or surviving corporation or entity; or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns and transferees of Alexco or Hecla, as the case may be, shall assume all of the obligations of Alexco or Hecla, as applicable, set forth in this Section 7.5.

7.5.5

The provisions of this Section 7.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Alexco hereby confirms that it is acting as trustee on their behalf, and agrees to enforce the provisions of this Section 7.5 on their behalf. Furthermore, this Section 7.5 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

ARTICLE 8

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date of this Agreement, until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

8.2.1	This Agreement may be terminated prior to the Effective Time:

(a)	by mutual written agreement of Alexco and Hecla; or

(b)	by either Alexco or Hecla, if:

(i)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)

after the date of this Agreement, there shall be enacted or made any applicable Law or Order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Alexco or Hecla from consummating the Arrangement and such applicable Law, Order or enjoinment shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement under this Section 8.2.1(b)(ii) has complied with Section 5.5(c) in all material respects; or

(iii)

the Alexco Securityholder Approval shall have not been obtained at the Alexco Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 8.2.1(b)(iii) if the failure to obtain the Alexco Securityholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	by Hecla, if:

(i)

the Alexco Board (1) (A) fails to make the Alexco Board Recommendation, (B) withdraws, withholds, amends, modifies or qualifies, or proposes publicly to withdraw, withhold, amend, modify or qualify the Alexco Board Recommendation, (C) approves, accepts, endorses, or recommends or proposes publicly to approve, accept, endorse or recommend, any Acquisition Proposal or takes no position or a neutral position with respect to an Acquisition Proposal for more than five Business Days after the public announcement of such Acquisition Proposal (or beyond the third Business Day prior to the date of the Alexco Meeting), (D) accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 7.2.5) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal, or (E) fails to reaffirm the Alexco Board Recommendation within five Business Days (and in any case prior to the Alexco Meeting) after having been requested in writing by Hecla to do so (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of three Business Days (or beyond the time of the Alexco Meeting, if sooner) shall be considered a failure of the Alexco Board to reaffirm its recommendation within the requisite time period), or (2) the Alexco Board resolves or proposes to take any of the foregoing actions (each of the foregoing clauses (1) and (2) being referred to as a “Alexco Change in Recommendation”);

(ii)	any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(iii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Alexco set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Hecla is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied;

(iv)	without limiting the provisions of subparagraph (iii) above, Alexco wilfully or materially breaches any of its obligations or covenants set forth in Section 7.2; or

(v)	there has occurred a Alexco Material Adverse Effect.

(d)	by Alexco, if:

(i)

prior to obtaining the Alexco Securityholder Approval, the Alexco Board authorizes Alexco, subject to complying with the terms of this Agreement, to enter into a binding written agreement relating to a Superior Proposal; provided that concurrent with such termination, Alexco pays, or causes to be paid, the Termination Fee payable pursuant to Section 7.3;

(ii)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(iii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Hecla set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Alexco is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(iv)	there has occurred a Hecla Material Adverse Effect.

8.2.2

The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give written notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

8.2.3

If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 7.3, 9.2, 9.4, 9.6, 9.7, as well as the confidentiality provisions of Section 7.4 and the provisions of the Confidentiality Agreement (other than any standstill provisions contained therein) and the indemnification obligations of Hecla in Section 5.6(a), shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

8.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Alexco Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.4	Waiver

Either Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements, covenants or obligations, or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

ARTICLE 9

GENERAL PROVISIONS

9.1	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in person or by courier), or if transmitted by email (with confirmation of transmission) to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Hecla:

Hecla Mining Company

6500 North Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815

Attention:        Phillips S. Baker

E-mail:            pbaker@hecla-mining.com

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

1055 West Hastings St., Suite 1700

Vancouver, British Columbia V6E 2E9

Attention:        Alan Hutchison

E-mail:            ahutchison@osler.com

(b)	if to Alexco:

Alexco Resource Corp.

Suite 1225, Two Bentall Centre, Box 216

555 Burrard Street

Vancouver, British Columbia V7X 1M9

Attention:        Mike Clark

E-mail:            alexcoresource.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

Suite 2600, 595 Burrard Street

Vancouver, B.C. V7X 1L3

Attention:        Steven McKoen

E-mail:            steven.mckoen@blakes.com

9.2	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia.

9.3	Injunctive Relief

Subject to Section 7.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Section 7.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

9.4	Time of Essence

Time shall be of the essence in this Agreement.

9.5	Entire Agreement, Binding Effect and Assignment

Hecla may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, an affiliate of Hecla, provided that if such assignment and/or assumption takes place, Hecla shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder. Hecla shall provide Alexco with written notice of such assignment on or before 5:00 p.m. (Vancouver time) on the Business Day following such assignment. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto and the Alexco Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, that provision will be severed from this Agreement and all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.7	Further Assurances

Each Party shall use all commercially reasonable efforts do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Date.

9.8	No Third Party Beneficiaries

Except as provided in Section 7.5.5 this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement.

9.9	Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, the Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rule or construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

9.10	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[The next page is the signature page.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

HECLA MINING COMPANY

By:	/s/ Robert D. Brown
Name: Robert D. Brown
Title: Vice President Corporate Development and Sustainability

ALEXCO RESOURCE CORP.

By:	/s/ Clynton R. Nauman
Name: Clynton R. Nauman
Title: Chairman, Chief Executive Officer and Director

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Alexco” means Alexco Resource Corp.;

(b)

“Alexco Circular” means the notice of the Alexco Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Alexco Securityholders in connection with the Alexco Meeting, as amended, supplemented or otherwise modified from time to time;

(c)	“Alexco Disclosure Letter” means the disclosure letter executed by Alexco and delivered to Hecla concurrently with the execution of the Arrangement Agreement;

(d)	“Alexco DSU” means a deferred share unit issued pursuant to the Alexco DSU Plan;

(e)	“Alexco DSU Plan” means the deferred share unit plan of Alexco, as approved by Alexco Shareholders on June 6, 2019;

(f)	“Alexco DSU Holder” means a holder of one or more Alexco DSUs;

(g)	“Alexco Equity Incentive Plans” means the Alexco Stock Option Plan, the Alexco RSU Plan and the Alexco DSU Plan;

(h)

“Alexco In-The-Money Option” means an Alexco Option in respect of which the Alexco Option In-The-Money Amount, determined on the last Business Day immediately preceding the Effective Date, is a positive amount;

(i)

“Alexco Meeting” means the special meeting of Alexco Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Alexco Resolution;

(j)	“Alexco Option” means a right and option to purchase one or more Alexco Shares granted pursuant to the Alexco Stock Option Plan or otherwise enforceable against Alexco.;

(k)	“Alexco Optionholders” means, collectively, the holders of one or more Alexco Options;

(l)

“Alexco Option In-The-Money Amount” in respect of a Alexco Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the aggregate Alexco Shares that a holder is entitled to acquire on exercise of such Alexco Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Alexco Shares;

(m)	“Alexco Out-of-the-Money Option” means an Alexco Option other than an Alexco In-The-Money Option;

(n)

“Alexco Resolution” means the special resolution of Alexco Shareholders approving the Arrangement, which is to be considered at the Alexco Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

(o)	“Alexco RSU” means a restricted share unit issued pursuant to the Alexco RSU Plan;

(p)	“Alexco RSU Plan” means the restricted share unit plan of Alexco, as approved by Alexco Shareholders on June 10, 2021;

(q)	“Alexco RSU Holder” means a holder of one or more Alexco RSUs;

(r)	“Alexco Security” means an Alexco Share, Alexco Option, Alexco DSU or Alexco RSU;

(s)	“Alexco Securityholder” means a holder one or more of Alexco Securities;

(t)	“Alexco Shareholder” means a holder of Alexco Shares;

(u)	“Alexco Shares” means the common shares in the authorized capital of Alexco;

(v)	“Alexco Stock Option Plan” means the stock option plan of Alexco, as approved by Alexco Shareholders on June 6, 2019 and as further amended on June 9, 2022;

(w)

“Arrangement” means the arrangement pursuant to Division 5 of Part 9 of the BCBCA with respect to, among others, Alexco, Alexco Securityholders and Hecla on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Hecla and Alexco, each acting reasonably;

(x)

“Arrangement Agreement” means the arrangement agreement dated July [●], 2022, between Hecla and Alexco, including (unless the context otherwise requires) the Schedules thereto, together with the Alexco Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(y)	“BCBCA” means the Business Corporations Act (British Columbia);

(z)	“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the banks located in Vancouver, British Columbia or Toronto, Ontario, are closed or authorized to be closed;

(aa)	“Consideration” means for each Alexco Share, [●] Hecla Shares, being the consideration payable under this Plan of Arrangement to a person who is a Alexco Shareholder other than Hecla;

(bb)	“Court” means the Supreme Court of British Columbia;

(cc)	“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;

(dd)	“Dissent Rights” has the meaning ascribed thereto in Section 5.1;

(ee)	“Dissent Share” means a Alexco Share in respect of which a Dissenting Shareholder has duly and validly exercised Dissent Rights in strict compliance with Article 5 of this Plan of Arrangement;

(ff)

“Dissenting Shareholder” means a registered Alexco Shareholder as of the record date of the Alexco Meeting that duly and validly exercises Dissent Rights in respect of all Alexco Shares held and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(gg)	“Effective Date” means the date upon which the Arrangement becomes effective as set out in Section 2.8(a) of the Arrangement Agreement;

(hh)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as Hecla and Alexco may agree upon in writing;

(ii)	“Election Deadline” means 4:30 p.m. (Vancouver time) on the third (3rd) Business Day immediately prior to the date of the Alexco Meeting;

(jj)

“Final Order” means the final order of the Court in a form acceptable to both Hecla and Alexco, each acting reasonably, pursuant to Section 291 of the BCBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both Hecla and Alexco, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both Hecla and Alexco, each acting reasonably);

(kk)	“Hecla” means Hecla Mining Company;

(ll)	“Hecla Shares” means common shares in the capital of Hecla;

(mm)

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to the BCBCA in a form acceptable to both Hecla and Alexco, each acting reasonably, providing for, among other things, the calling and holding of the Alexco Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of both Hecla and Alexco, each acting reasonably);

(nn)

“Letter of Transmittal” means the Letter of Transmittal enclosed with the Alexco Circular sent in connection with the Alexco Meeting pursuant to which, among other things, registered Alexco Shareholders are required to deliver certificates representing Alexco Shares;

(oo)

“Liens” means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, encumbrance adverse right or claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(pp)

“Option Consideration” means, in respect of an Alexco In-The-Money Option, such number of Alexco Shares obtained by dividing: (i) the Alexco Option In-The-Money Amount in respect of such Alexco In-The-Money Option, by (ii) total fair market value (determined immediately before the Effective Time) of the aggregate Alexco Shares that a holder is entitled to acquire on exercise of such Alexco Option, with the result rounded down to the nearest whole number of Alexco Shares;

(qq)	“Parties” means Hecla and Alexco, and “Party” means any one of them;

(rr)	“Plan of Arrangement” means this Plan of Arrangement as amended or supplemented from time to time in accordance with the terms hereof;

(ss)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(tt)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

Any capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to them in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings in this Plan of Arrangement are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute, rule or regulation.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8	Time

Time shall be of the essence in every matter or action contemplated hereunder.

ARTICLE 2

ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

The Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Effect of the Arrangement

This Plan of Arrangement and the Arrangement shall be binding upon Alexco, Hecla, the Alexco Securityholders (including Dissenting Shareholders), the Depositary, the registrar and transfer agent of Alexco as and from the Effective Time, without any further act or formality required on the part of any person except as expressly provided herein.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)

each Alexco In-the-Money Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall immediately and unconditionally vest, notwithstanding the terms of the Alexco Option Plan and shall, without any further action by or on behalf of any Alexco Optionholder, be deemed to be assigned and transferred by such Alexco Optionholder (free and clear of all Liens) to Alexco for cancellation in exchange for the Option Consideration. The Alexco Shares comprising the Option Consideration will be issued to such Alexco Optionholder as fully paid and non-assessable shares in the capital of Alexco;

(b)

each Alexco Out-of-the-Money Option outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of any Alexco Optionholder, be cancelled without any payment in respect thereof;

(c)

(i) each Alexco Optionholder shall cease to be a holder of such Alexco Options, (ii) each such holder’s name shall be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco Options shall be terminated and shall be of no further force and effect;

(d)

each Alexco DSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Alexco DSU Plan and shall, without any further action by or on behalf of the Alexco DSU Holder thereof, be deemed to be assigned and transferred by such Alexco DSU Holder to Alexco (free and clear of all Liens) in exchange for, as determined by the board of directors of Alexco in accordance with the Alexco DSU Plan, either a cash payment or the number of Alexco Shares equal to the number of Alexco Shares a holder is entitled to under each Alexco DSU. Any such Alexco Shares will be issued to such Alexco DSU Holder as fully paid and non-assessable shares in the capital of Alexco; provided that no share certificates shall be issued with respect to such shares;

(e)

each Alexco DSU Holder shall cease to be a holder of such Alexco DSUs, (ii) each such holder’s name shall be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco DSUs shall be terminated and shall be of no further force and effect;

(f)

each Alexco RSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Alexco RSU Plan and shall, without any further action by or on behalf of the Alexco RSU Holder thereof, be deemed to be assigned and transferred by such Alexco RSU Holder to Alexco (free and clear of all Liens) in exchange for the number of Alexco

Shares equal to the number of Alexco Shares a holder is entitled to under each Alexco RSU less that number of Alexco Shares with a fair market value equal to the amount of required withholding tax rounded up to the nearest Alexco Share. The Alexco Shares will be issued to such Alexco RSU Holder as fully paid and non-assessable shares in the capital of Alexco; provided that no share certificates shall be issued with respect to such shares;

(g)

(i) each Alexco RSU Holder shall cease to be a holder of such Alexco RSUs, (ii) each such holder’s name shall be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco RSUs shall be terminated and shall be of no further force and effect;

(h)

each Dissenting Shareholder shall transfer to Hecla all of the Dissent Shares held (free and clear of all Liens), without any further act or formality on its part, and in consideration therefor, Hecla shall issue to the Dissenting Shareholder a debt- claim to be paid the aggregate fair market value of those Dissent Shares as determined pursuant to Section 5.1, and in respect of the Dissent Shares so transferred

(i)	the Dissenting Shareholder shall cease to be the holder thereof,

(ii)	the name of the Dissenting Shareholder shall be removed from the register maintained by or on behalf of Alexco in respect of the Alexco Shares,

(iii)	the Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and

(iv)	the name of Hecla shall be added to the register maintained by or on behalf of Alexco in respect of the Alexco Shares as the holder thereof; and

(i)

each Alexco Shareholder shall transfer to Hecla (free and clear of all Liens) each whole Alexco Share held (other than any Alexco Shares held by Hecla immediately before the Effective Time or acquired by Hecla from a Dissenting Shareholder under Section 3.1(h)), including the Alexco Shares issued pursuant to Section 3.1(d) or Section 3.1(f) in exchange for the Consideration for each Alexco Share held, and

(i)	the Alexco Shareholder shall cease to be the holder thereof,

(ii)	the name of the Alexco Shareholder shall be removed from the register maintained by or on behalf of Alexco in respect of the Alexco Shares,

(iii)	the Alexco Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and

(iv)	the name of Hecla shall be added to the register maintained by or on behalf of Alexco in respect of the Alexco Shares as the holder thereof;

it being expressly provided that the events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	Deemed Fully Paid and Non-Assessable Shares

All Hecla Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

3.3	No Fractional Consideration

No fractional Hecla Shares shall be issued Alexco Shareholders pursuant to this Plan of Arrangement. The total number of Hecla Shares to be issued to any Alexco Shareholder shall, without additional compensation, be rounded down to the nearest whole Hecla Share, in the event that an Alexco Shareholder is entitled to a fractional share.

3.4	Calculations

All calculations and determinations made by Hecla, Alexco or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

3.5	Adjustments to Consideration

The Consideration payable to a Alexco Shareholder pursuant to Section 3.1(i) will be adjusted to reflect fully the effect of any stock split, reverse split, dividend (including any dividend or distribution of securities convertible into Alexco Shares), consolidation, reorganization, recapitalization or other like change with respect to Alexco Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

ARTICLE 4

CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)

Following receipt of the Final Order and in any event no later than the Business Day prior to the Effective Date, Hecla shall deliver or cause to be delivered to the Depositary Hecla Shares to satisfy the aggregate number of Hecla Shares payable to Alexco Securityholders, which Hecla Shares shall be held by the Depositary in escrow as agent and nominee for such former Alexco Securityholders.

(b)

Upon surrender to the Depositary for cancellation of a certificate of a Alexco Security which immediately prior to the Effective Time represented an outstanding Alexco Security that was transferred pursuant to Section 3.1, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Alexco Security represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Alexco Securityholder, as soon as practicable, the Consideration that such Alexco

Securityholder has the right to receive under the Arrangement for such Alexco Securities, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(c)

After the Effective Time and until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Alexco Shares shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Consideration to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 3.1 and this Section 4.1, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Alexco Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall:

(i)	cease to represent a claim by, or interest of, any former holder of Alexco Shares of any kind or nature against or in Alexco or Hecla (or any successor to any of the foregoing); and

(ii)	be deemed to have been surrendered to Hecla and shall be cancelled.

(d)

No Alexco Securityholder shall be entitled to receive any consideration with respect to such Alexco Securities other than the Consideration to which such holder is entitled in accordance with Section 3.1 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(e)

Neither Alexco nor Hecla, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Alexco or Hecla or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Alexco Shares that are ultimately entitled to Consideration pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of Alexco, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to Hecla and the Depositary (acting reasonably) in such sum as Hecla and the Depositary may direct, or otherwise indemnify Hecla and the Depositary in a manner satisfactory to Hecla and the Depositary, acting reasonably, against any claim that may be made against Hecla or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or paid after the Effective Time with respect to Hecla Shares shall be delivered to the holder of any certificate formerly representing Alexco Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1. Subject to applicable law and to Section 4.1 at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Hecla Shares to which such holder is entitled in respect of such holder’s Consideration.

4.4	Withholding Rights

Hecla, Alexco and the Depositary (in this section, the “payor”), shall each be entitled to deduct and withhold from any Consideration or other amount payable (whether in cash or in kind) or otherwise deliverable to any holder or former holder of Alexco Securities such amounts as the payor may be required to deduct and withhold therefrom under any applicable law in respect of taxes. To the extent that any amounts are so deducted, withheld and remitted to the appropriate governmental entity when required by law, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of Alexco Shares of the Consideration otherwise payable to such holder, Hecla, Alexco or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder or former holder in the form of Hecla Shares as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements.

ARTICLE 5

DISSENT RIGHTS

5.1	Dissent Rights

Pursuant to the Interim Order, registered holders of Alexco Shares as of the record date for the Alexco Meeting may exercise rights of dissent with respect to all Alexco Shares held by such holder as registered holder thereof as of such date in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Section 237 to 247 of the BCBCA, as modified by this Section 5.1, the Interim Order and the Final Order (“Dissent Rights”); provided that, notwithstanding subsection 242(1) of the BCBCA, the written objection to the Alexco Resolution referred to in subsection 242(1) of the BCBCA must be received by Alexco not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the date of the Alexco Meeting or any date to which the Alexco Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(a)

are ultimately entitled to be paid fair value for their Alexco Shares, which fair value shall be the fair value of such shares immediately before the approval of the Alexco Resolution, shall be paid only an amount equal to such fair value by Hecla, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA except that Hecla may enter into the agreement with registered holders who exercise such Dissent Rights or apply to the Court, all as contemplated under sections 244 and 245 of the BCBCA, and such Dissenting Shareholder will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholders not exercised their Dissent Rights in respect of their Alexco Shares; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Alexco Shares in respect of which they purported to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Alexco Shares and shall be entitled to receive only the consideration contemplated in Section 3.1(f) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, and had made the Cash Election for all Alexco Shares held in accordance with Section 3.2, but in no case shall Hecla or Alexco or any other person be required to recognize any holder of Alexco Shares who exercises Dissent Rights as a holder of Alexco Shares after the time that is immediately prior to the Effective Time, and the names of all such holders of Alexco Shares who exercise Dissent Rights (and have not withdrawn such exercise of Dissent Rights prior to the Effective Time) shall be deleted from the register maintained by or on behalf of Alexco in respect of the Alexco Shares as holders of Alexco Shares at the Effective Time and Hecla shall be recorded as the registered holder of such Alexco Shares and shall be deemed to be the legal owner of such Alexco Shares.

For greater certainty, (a) no beneficial holder of Alexco Shares shall be entitled to Dissent Rights in respect of such Alexco Shares and no holder of Alexco Options, Alexco DSUs or Alexco RSUs shall be entitled to Dissent Rights in respect of such holder’s Alexco Options, Alexco DSUs or Alexco RSUs, as applicable, and (b) in addition to any other restrictions in Section 238 of the BCBCA, no person who has voted Alexco Shares, or instructed a proxyholder to vote such persons Alexco Shares, in favour of the Alexco Resolution shall be entitled to exercise Dissent Rights with respect to the Arrangement.

ARTICLE 6

AMENDMENTS AND TERMINATION

6.1	Amendments to the Plan of Arrangement

(a)

Alexco and Hecla may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Alexco and Hecla, each acting reasonably, (iii) filed with the Court and, if made following the Alexco Meeting, approved by the Court, and (iv) communicated to the Alexco Securityholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Alexco or Hecla at any time prior to or at the Alexco Meeting (provided that the Alexco or the Hecla, as applicable, shall have consented thereto)

with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Alexco Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Alexco Meeting shall be effective only if (i) it is consented to in writing by each of the Alexco and the Hecla (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that it (i) concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the interest of any holders of Alexco Securities or (ii) is an amendment contemplated in Section 6.1(d).

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Hecla, provided that it concerns a matter which, in the reasonable opinion of Hecla, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the economic interest of any former holder of Alexco Securities.

6.2	Withdrawal of Plan of Arrangement

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

6.3	Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to Section 8.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other party hereunder other than as set out in the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the Effective Time in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

7.2	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to Alexco Securities issued prior to the Effective Time;

(b)	the rights and obligations of the holders of Alexco Securities and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Alexco Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 8

U.S. SECURITIES LAW EXEMPTION

8.1	U.S. Securities Law Exemption.

Notwithstanding any provision herein to the contrary, the parties each agree that the Plan of Arrangement will be carried out with the intention that (i) all Hecla Shares to be issued to Alexco Shareholders in exchange for their Alexco Shares pursuant to the Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable securities laws of any state of the United States in reliance upon similar exemptions under any applicable securities laws of any state of the United States, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; and (ii) the Hecla Shares continue to be registered pursuant to Section 12(b) of the U.S. Exchange Act.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 291 of the Business Corporations Act (British Columbia) involving Alexco Resource Corp. (the “Company”), pursuant to the arrangement agreement between the Company and Hecla Mining Company (“Hecla”) dated July 4, 2022, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of the Company dated [●] (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.

The plan of arrangement of the Company, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Appendix [●] to the Circular, is hereby authorized, approved and adopted.

3.

The: (i) Arrangement Agreement and all the transactions contemplated therein; (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4.

The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of securityholders of the Company (the “Company Securityholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, without further notice to or approval of the Company Securityholders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6.

Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, whether under the corporate seal of the Company or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

Exhibit 99.1

2022-12

NEWS RELEASE

HECLA ACQUIRES ALEXCO RESOURCE

America’s largest and highest-grade silver producer adding

Canada’s largest and highest-grade silver reserve

FOR IMMEDIATE RELEASE

July 5, 2022

COEUR D’ALENE, IDAHO – Hecla Mining Company (NYSE:HL) (Hecla) and Alexco Resource Corp. (NYSE American:AXU; TSX:AXU) (Alexco) are pleased to announce a definitive agreement for Hecla to acquire all of the outstanding common shares of Alexco that Hecla does not already own. Each outstanding common share of Alexco will be exchanged for 0.116 of a share of Hecla common stock implying consideration of US$0.47 per Alexco common share and a premium of 23% based on the companies’ 5-day volume weighted average price on the NYSE and NYSE American on July 1, 2022. In addition, Hecla will (i) provide interim financing to provide working capital and ensure the development and exploration at Keno Hill continues to be advanced and (ii) subscribe for additional common shares bringing its ownership stake to 9.9%.

Hecla has also entered into an agreement with Wheaton Precious Metals Corporation (WPM) to terminate its silver streaming interest at Alexco’s Keno Hill property in exchange for US$135 million of Hecla common stock conditional upon the completion of Hecla’s acquisition of Alexco.

Benefits to Hecla Shareholders

•	A large, high-grade silver property in the Yukon, a top 10 rated jurisdiction by the Fraser Institute

•	A fully permitted property with infrastructure that includes a 400 tonne per day mill, on-site camp facility, all-season highway access, and connection to the hydropower grid

•

Increases Hecla’s silver exposure by increasing proven and probable silver reserves 19% to 237 million ounces, measured and indicated resources 24% to 257 million ounces and inferred resources 7% to 523.7 million ounces

•	Potential to be Canada’s largest silver producer

Benefits to Alexco Shareholders

•	Delivers an immediate up-front premium to Alexco shareholders

•	Allows advancement of Keno Hill’s development with an immediate and non-dilutive interim financing

•	Partners with the United States’ largest silver producer

•	Transitions from a single asset and its development risk to a diversified production base of long-lived mines and a portfolio of high-quality exploration projects

•	A strong balance sheet to invest in Keno Hill and continue its history of resource expansion

•	Enhanced capital markets profile with increased analyst coverage and trading liquidity

“At Hecla, we have followed the Keno Hill project closely for a number of years, as it is one of the very few deposits that fit seamlessly into Hecla’s strategy of owning and operating high-grade properties in tier one jurisdictions,” said Phillips S. Baker Jr., President and CEO. “As the United States’ largest silver producer, producing over 40% of silver mined in the U.S., it is natural that Hecla acquires Keno Hill which could also make Hecla Canada’s largest silver producer. Silver is a critical element to decarbonize the economy and the need for domestic supply is growing. Acquiring Keno Hill allows Hecla to further meet this need with a secure high-grade silver development and exploration project that has a small environmental footprint.”

Investor Relations, Hecla Mining Company • 1-800-432-5291 • hmc-info@hecla-mining.com

“This transaction delivers significant benefits to our stakeholders,” said Clynton Nauman, Chairman and CEO of Alexco. “By partnering with Hecla, an industry leader in high-grade narrow vein silver mining, we further position Keno Hill to achieve its full potential. There is no doubt that we have fallen well behind the development and production plan at Keno Hill – and our original estimate of achieving commercial production in early 2022. There are myriad reasons for those challenges, but fundamentally, they all led to an increasing level of stress across our business, which was having a negative impact on the share price, our finances, our employees, and other stakeholders. As a much larger business, Hecla has the organizational expertise and financial strength to build Keno Hill to the level and capacity required, while being able to continue to invest in exploration across the district, something that we, as Alexco, independently would likely struggle to achieve. Frankly, the opportunity now afforded to our employees, to the First Nation of Na-Cho Nyäk Dun and the wider Yukon community as a whole is superior to anything Alexco could offer in the short term. I look forward to working with Phil and his team at Hecla to close this transaction in September 2022.”

Terms of the Transaction

The agreement provides Alexco shareholders with 0.116 of a Hecla share for each Alexco common share they hold as of the effective date of the agreement. Hecla will issue approximately 18 million common shares to Alexco shareholders. Upon completion of the transactions with both WPM and Alexco, and assuming the July 1, 2022 5-day volume weighted average price of Hecla’s shares of US$4.13, WPM and Alexco shareholders will own approximately 5.6% and 3.0%, respectively, of the outstanding common shares of Hecla. The exact number of Hecla common shares to be issued to WPM will be calculated immediately before the closing date.

Hecla is providing Alexco with a US$30 million secured loan facility and is purchasing 8,984,100 Alexco Shares at C$0.50 per share, having an aggregate value of C$4,492,050, which will result in 9.9% of Alexco Shares being held by Hecla or its affiliates. A portion of the loan will be immediately drawn and the remainder available on a revolving basis, and the use of proceeds will be for agreed upon working capital and capital expenditures purposes according to a plan jointly approved by Alexco and Hecla. The loan and share purchase are intended to provide Alexco with immediate working capital to continue development work at Keno Hill and are not conditional upon the completion of the transaction.

Board of Directors’ Recommendations

The Board of Directors of Alexco and Hecla have both unanimously approved the transaction. The Board of Directors of Alexco unanimously recommends that Alexco shareholders vote in favor of the transaction. Alexco’s directors and officers support the transaction and have entered into customary voting support agreements with Hecla agreeing to vote their Alexco shares in favor of the transaction. WPM has also entered into a voting support agreement with Hecla to vote its Alexco shares in favor of the transaction, resulting in approximately 4.9% of Alexco’s outstanding common shares being subject to voting support agreements to support the transaction.

Cormark Securities Inc. provided an opinion to the Alexco Board of Directors that the transaction is fair from a financial point of view to Alexco shareholders as of the date of the arrangement agreement, and subject to the assumptions, limitations and qualifications in the opinion.

Transaction Conditions and Timing

The transaction will be implemented by a Court-approved plan of arrangement under the Business Corporations Act (British Columbia) and requires the approval of: (i) 66 2/3% of the votes cast by the holders of Alexco’s common shares, (ii) 66 2/3% of the votes cast by the affected securityholders of Alexco voting as a single class, and (iii) if applicable, a majority of the votes cast by the holders of Alexco’s common shares after excluding any votes of Hecla and other persons required to be excluded under Canadian Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, all at a special meeting.

Investor Relations, Hecla Mining Company • 1-800-432-5291 • hmc-info@hecla-mining.com

The Alexco-Hecla and WPM-Hecla transactions are each subject to applicable regulatory approvals and customary closing conditions. The agreement provides for customary deal-protection provisions, including a non-solicitation covenant on the part of Alexco, a right for Hecla to match any superior proposal and a termination fee of US$10 million, payable by Alexco to Hecla, under certain circumstances.

It is anticipated that the special meeting will be held in September 2022 with the acquisition expected to close later that month.

Advisors and Counsel

BMO Capital Markets is acting as financial advisor to Hecla in connection with the Transaction. Osler, Hoskin & Harcourt LLP is serving as Canadian counsel to Hecla and K&L Gates is acting as U.S. counsel to Hecla.

Cormark Securities Inc. is acting as financial advisor to Alexco. Blake, Cassels & Graydon LLP is serving as counsel to Alexco.

Conference Call Details

Hecla will host a conference call on July 5, 2022 at 8:30 a.m. Eastern Time to discuss the acquisition. You may join the conference call by dialing toll-free 888-330-2391. The participant code is 4812168. Hecla’s live and archived webcast can be accessed at www.hecla-mining.com under Investors.

About Hecla

Founded in 1891, Hecla Mining Company (NYSE:HL) is the largest silver producer in the United States. In addition to operating mines in Alaska, Idaho and Quebec, Canada, the Company owns a number of exploration properties and pre-development projects in world-class silver and gold mining districts throughout North America.

About Alexco

Alexco is the owner and operator of the historic Keno Hill Silver District in Canada’s Yukon Territory, one of the highest-grade silver deposits in the world.

Important Additional Information About the transaction and Where to Find It

This material relates to Hecla’s proposed acquisition (the “Transaction”) of Alexco. Shares of Hecla’s common stock (the “Hecla Shares”) issued in connection with the proposed Transaction may be registered pursuant to a registration statement to be filed with the SEC or issued pursuant to an available exemption. This information is not a substitute for any registration statement or any other document that Hecla may file with the SEC or that it or Alexco may send to their respective shareholders in connection with the offer and/or issuance of Hecla Shares. Investors are urged to read any registration statement, if and when filed, and all other relevant documents that may be filed with the SEC or with Canadian regulatory authorities as and if they become available because they will contain important information about the issuance of Hecla Shares. Documents, if and when filed with the SEC, will be available free of charge at the SEC’s website (www.sec.gov) and under Hecla’s profile on the SEDAR website at www.sedar.com. You may also obtain these documents by contacting Hecla’s Investor Relations department at Hecla Mining Company; Investor Relations; 1-800-HECLA91 (1-800-432-5291); hmc-info@hecla-mining.com. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, Alexco will file proxy soliciting materials with the SEC and/or Canadian regulatory authorities. The information contained in any such filing may not be complete and may be updated, amended or changed. SHAREHOLDERS ARE URGED TO READ SUCH MATERIALS WHEN AVAILABLE AND ANY OTHER RELEVANT MATERIALS FILED WITH THE SEC AND/OR CANADIAN REGULATORY AUTHORITIES CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Proxy solicitation materials will be mailed to Alexco’s shareholders seeking their approval of the Transaction. Anyone may also obtain a copy of such materials free of charge once available by directing a request to: Alexco Resource Corp., Suite

Investor Relations, Hecla Mining Company • 1-800-432-5291 • hmc-info@hecla-mining.com

1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9, Attention: Investor Relations or, Hecla Mining Company, 6500 N. Mineral Drive, Suite 200, Coeur d’Alene, ID 83815-9408; Investor Relations; 1-800-HECLA91 (1-800-432-5291). In addition, any relevant materials filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov and under Alexco’s profile on the SEDAR website at www.sedar.com. Interested persons may also access copies of such documentation filed with the SEC by visiting Alexco’s website at www.alexcoresource.com.

Participants in Solicitation

Hecla, Alexco, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Hecla is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 23, 2022, its proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 12, 2022, and its Current Report on Form 8-K, which was filed with the SEC on May 27, 2022. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and Hecla’s website at www.hecla-mining.com. Information about the directors and executive officers of Alexco is set forth in its Management Information Circular filed on SEDAR on May 5, 2022. This document may be obtained free of charge from SEDAR at www.sedar.com and Alexco’s website at www.alexcoresource.com. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Alexco information circular and other relevant materials to be filed on SEDAR and with the SEC when they become available. These documents may be obtained free of charge from SEDAR at www.sedar.com and the SEC’s website at www.sec.gov and Alexco’s website at www.alexcoresource.com.

Cautionary Statements to Investors on Forward-Looking Statements

Forward-Looking Statements relating to Hecla

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws, including Canadian securities laws. When a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. Forward-looking statements often address our expected future business and financial performance and financial condition and often contain words such as “anticipate,” “intend,” “plan,” “will,” “could,” “would,” “estimate,” “should,” “expect,” “believe,” “project,” “target,” “indicative,” “preliminary,” “potential” and similar expressions. Forward-looking statements in this news release may include, without limitation statements or information regarding the completion of Hecla’s acquisition of Alexco and that it will close in the third quarter, the termination of WPM’s stream on the Keno Hill project, the listed “benefits to Hecla shareholders,” the listed “benefits to Alexco shareholders,” and that Hecla has the organizational expertise and financial strength to build Keno Hill to the level and capacity required, while being able to continue to invest in exploration across the district. The material factors or assumptions used to develop such forward-looking statements or forward-looking information include that the Company’s plans for development and production will proceed as expected and will not require revision as a result of risks or uncertainties, whether known, unknown or unanticipated, to which the Company’s operations are subject.

Estimates or expectations of future events or results are based upon certain assumptions, which may prove to be incorrect, which could cause actual results to differ from forward-looking statements. Such assumptions, include, but are not limited to: (i) there being no significant change to current geotechnical, metallurgical, hydrological and other physical conditions; (ii) permitting, development, operations and expansion of the Company’s projects being consistent with current expectations and mine plans; (iii) political/regulatory developments in any jurisdiction in which the Company operates being consistent with its current expectations; (iv) the exchange rate for the USD/CAD and USD/MXN, being approximately consistent with current levels; (v) certain price assumptions for gold, silver, lead and zinc; (vi) prices for key supplies being approximately consistent with current levels; (vii) the accuracy of our current mineral reserve and mineral resource estimates; (viii) the Company’s plans for development and production will proceed as expected and will not require revision as a result of risks or uncertainties, whether known, unknown or unanticipated; (ix) counterparties performing their obligations under hedging instruments and put option contracts; (x) sufficient workforce is available and trained to perform assigned tasks; (xi) weather patterns and rain/snowfall within normal seasonal ranges so as not to impact operations; (xii) relations with interested parties, including Native Americans, remain productive; (xiii) economic terms can be reached with third-party mill operators who have capacity to process our ore; (xiv) maintaining availability of water rights; (xv) factors do not arise that reduce available cash balances; and (xvi) there being no material increases in our current requirements to post or maintain reclamation and performance bonds or collateral related thereto.

Investor Relations, Hecla Mining Company • 1-800-432-5291 • hmc-info@hecla-mining.com

In addition, material risks that could cause actual results to differ from forward-looking statements include, but are not limited to: (i) gold, silver and other metals price volatility; (ii) operating risks; (iii) currency fluctuations; (iv) increased production costs and variances in ore grade or recovery rates from those assumed in mining plans; (v) community relations; (vi) conflict resolution and outcome of projects or oppositions; (vii) litigation, political, regulatory, labor and environmental risks; (viii) exploration risks and results, including those mineral resources are not mineral reserves, they do not have demonstrated economic viability and there is no certainty that they can be upgraded to mineral reserves through continued exploration; (ix) the failure of counterparties to perform their obligations under hedging instruments; (x) we take a material impairment charge on our Nevada operations; (xi) we are unable to remain in compliance with all terms of the credit agreement in order to maintain continued access to the revolver, and (xii) we are unable to refinance the maturing senior notes. For a more detailed discussion of such risks and other factors, see the Company’s 2021 Form 10-K, filed on February 23, 2022, with the Securities and Exchange Commission (SEC), as well as the Company’s other SEC filings. The Company does not undertake any obligation to release publicly revisions to any “forward-looking statement,” including, without limitation, outlook, to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement. Continued reliance on “forward-looking statements” is at investors’ own risk.

Forward-Looking Statements Relating to Alexco

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning Alexco’s anticipated results and developments in Alexco’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the completion of Hecla’s acquisition of Alexco and that it will close in the third quarter, the termination of WPM’s stream on the Keno Hill project, the listed “benefits to Hecla shareholders,” the listed “benefits to Alexco shareholders,” and that Hecla has the organizational expertise and financial strength to build Keno Hill to the level and capacity required, while being able to continue to invest in exploration across the district, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the timing and results of development activity, the timing and amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, that proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Cautionary Statements to Investors on Reserves and Resources

This news release uses the terms “mineral resources,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” Mineral resources that are not mineral reserves do not have demonstrated economic viability. You should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Further, inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically, and an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve. On October 31, 2018, the SEC

Investor Relations, Hecla Mining Company • 1-800-432-5291 • hmc-info@hecla-mining.com adopted new mining disclosure rules (“S-K 1300”) that is more closely aligned with current industry and global regulatory practices and standards, including National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) which Hecla complies with because it also is a “reporting issuer” under Canadian securities laws. While S-K 1300 is more closely aligned with NI 43-101 than the prior SEC mining disclosure rules, there are some differences. NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource and reserve estimates contained in this press release have been prepared in accordance with NI 43-101, as well as S K 1300.

Qualified Person (QP)

Kurt D. Allen, MSc., CPG, VP – Exploration of Hecla Mining Company and Keith Blair, MSc., CPG, Chief Geologist of Hecla Limited, who serve as a Qualified Person under S-K 1300 and “NI 43-101”, supervised the preparation of the scientific and technical information concerning Hecla’s mineral projects in this news release. Technical Report Summaries for each of the Company’s material properties are filed as exhibits 96.1, 96.2 and 96.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and are available at www.sec.gov. Information regarding data verification, surveys and investigations, quality assurance program and quality control measures and a summary of analytical or testing procedures for the Greens Creek Mine are contained in a technical report titled “Technical Report for the Greens Creek Mine” effective date December 31, 2018, and for the Lucky Friday Mine are contained in a technical report titled “Technical Report for the Lucky Friday Mine Shoshone County, Idaho, USA” effective date April 2, 2014, for Casa Berardi are contained in a technical report titled “Technical Report on the mineral resource and mineral reserve estimate for Casa Berardi Mine, Northwestern Quebec, Canada” effective date December 31, 2018 (the “Casa Berardi Technical Report”), and for the San Sebastian Mine, Mexico, are contained in a technical report prepared for Hecla titled “Technical Report for the San Sebastian Ag-Au Property, Durango, Mexico” effective date September 8, 2015. Also included in these three technical reports is a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors. Information regarding data verification, surveys and investigations, quality assurance program and quality control measures and a summary of sample, analytical or testing procedures for the Fire Creek Mine are contained in a technical report prepared for Klondex Mines, dated March 31, 2018; the Hollister Mine dated May 31, 2017, amended August 9, 2017; and the Midas Mine dated August 31, 2014, amended April 2, 2015. Copies of these technical reports are available under Hecla’s and Klondex’s profiles on SEDAR at www.sedar.com. Mr. Allen and Mr. Blair reviewed and verified information regarding drill sampling, data verification of all digitally collected data, drill surveys and specific gravity determinations relating to all the mines. The review encompassed quality assurance programs and quality control measures including analytical or testing practice, chain-of-custody procedures, sample storage procedures and included independent sample collection and analysis. This review found the information and procedures meet industry standards and are adequate for Mineral Resource and Mineral Reserve estimation and mine planning purposes.

The disclosure of all scientific and technical information in this news release concerning Alexco’s mineral properties has been reviewed and approved Sebastien D. Tolgyesi, P.Eng., P.Geo. (Keno Hill Operations Manager, Alexco), who is a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Information About Each Company

Information in this news release about Hecla has been provided by, and is the responsibility of, Hecla. For further information about Hecla, please refer to Hecla’s SEC filings, including its Annual Report on Form 10-K filed on February 22, 2022 and its filings with Canadian securities regulatory authorities under its issuer profile on SEDAR. Information in this news release about Alexco has been provided by, and is the responsibility of, Alexco. For further information about Alexco, please refer to Alexco’s filings, including its Annual Report on Form 40-F filed on March 21, 2022 and its filings with Canadian securities regulatory authorities under its issuer profile on SEDAR.

For further information, please contact:

Hecla:	Alexco:
Anvita M. Patil	Rajni Bala
Vice President – Investor Relations and Treasurer	Investor Relations and Communications Lead
800-HECLA91 (800-432-5291)	Phone: (778) 945-6577
Investor Relations	Email: info@alexcoresource.com
Email: hmc-info@hecla-mining.com	Website: www.alexcoresource.com
Website: www.hecla-mining.com

Investor Relations, Hecla Mining Company • 1-800-432-5291 • hmc-info@hecla-mining.com

Table A

Hecla’s Mineral Reserves – 12/31/2021 (1)

Proven Reserves (1)
Asset	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Copper %	Silver (000 oz)	Gold (000 oz)	Lead (Tons)	Zinc (Tons)	Copper (Tons)
Greens Creek (2,3)	2	9.6	0.08	1.7	4.5	—	18	0.1	30	80	—
Lucky Friday (2,4)	4,691	13.9	—	8.4	3.4	—	65,313	—	395,290	159,360	—
Casa Berardi Open Pit (2,5)	4,763	—	0.10	—	—	—	—	453	—	—	—
Casa Berardi Underground (2,5)	923	—	0.16	—	—	—	—	143	—	—	—

Total	10,378						65,331	596	395,320	159,440	—

Probable Reserves (6)
Asset	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Copper %	Silver (000 oz)	Gold (000 oz)	Lead (Tons)	Zinc (Tons)	Copper (Tons)
Greens Creek (2,3)	11,074	11.3	0.09	2.5	6.6	—	125,201	946	282,220	725,830	—
Lucky Friday (2,4)	765	12.3	—	7.5	2.8	—	9,386	—	57,160	21,650	—
Casa Berardi Open Pit (2,5)	13,371	—	0.07	—	—	—	—	928	—	—	—
Casa Berardi Underground (2,5)	1,695	—	0.15	—	—	—	—	259	—	—	—

Total	26,905						134,587	2,133	339,380	747,480	—

Proven and Probable Reserves
Asset	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Copper %	Silver (000 oz)	Gold (000 oz)	Lead (Tons)	Zinc (Tons)	Copper (Tons)
Greens Creek (2,3)	11,076	11.3	0.09	2.5	6.6	—	125,219	946	282,250	725,920	—
Lucky Friday (2,4)	5,456	13.7	—	8.3	3.3	—	74,699	—	452,440	181,020	—
Casa Berardi Open Pit (2,5)	18,134	—	0.08	—	—	—	—	1,381	—	—	—
Casa Berardi Underground (2,5)	2,618	—	0.15	—	—	—	—	403	—	—	—

Total	37,283						199,918	2,730	734,690	906,940	—

(1)

The term “reserve” means an estimate of tonnage and grade or quality of indicated and measured resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is an economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. The term “proven reserves’ means the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource. Reserves are reported in accordance with Section 1300 of Regulation S-K of the Securities Act of 1933, as amended and NI 43-101. See footnotes 7 and 8 below.

(2)	Mineral reserves are based on $17/oz silver, $1600/oz gold, $0.90/lb lead, $1.15/lb zinc, unless otherwise stated.
(3)

The reserve NSR cut-off grades for Greens Creek are $215/ton for all zones at Greens Creek except the Gallagher Zone at $220/ton; metallurgical recoveries (actual 2021): 81.26% silver, 72.34% gold, 82.29% lead, 89.58% zinc

(4)	The reserve NSR cut-off grades for Lucky Friday are $216.19 for the 30 Vein and $230.98 for the Intermediate Veins; metallurgical recoveries (actual 2021): 95.18% silver, 94.62% lead, 89.97% zinc
(5)

The average reserve cut-off grades at Casa Berardi are 0.101 oz/ton gold (3.47 g/tonne) for underground and 0.037 oz/ton (1.27 g/tonne) for open pit. Metallurgical recovery (actual 2021): 84.82% gold; US$/CAN$ exchange rate: 1:1.275.

(6)	The term “probable reserves” means the economically mineable part of an indicated and, in some cases, a measured mineral resource. See footnotes 8 and 9 below.

Totals may not represent the sum of parts due to rounding

Investor Relations, Hecla Mining Company • 1-800-432-5291 • hmc-info@hecla-mining.com

Hecla’s Mineral Resources – 12/31/2021 (7)

Measured Resources (8)
Asset	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Copper %	Silver (000 oz)	Gold (000 oz)	Lead (Tons)	Zinc (Tons)	Copper (Tons)
Greens Creek (11,12)	—	—	—	—	—	—	—	—	—	—	—
Lucky Friday (11,13)	8,652	7.6	—	4.9	2.5	—	65,752	—	425,100	213,480	—
Casa Berardi Open Pit (11,14)	96	—	0.04	—	—	—	—	4	—	—	—
Casa Berardi Underground (11,14)	2,272	—	0.15	—	—	—	—	351	—	—	—
San Sebastian – Oxide (15)	—	—	—	—	—	—	—	—	—	—	—
San Sebastian – Sulfide (15)	—	—	—	—	—	—	—	—	—	—	—
Fire Creek (16,17)	20	0.7	0.50	—	—	—	14	10	—	—	—
Hollister (16,18)	18	4.9	0.59	—	—	—	87	10	—	—	—
Midas (16,19)	2	7.6	0.68	—	—	—	14	1	—	—	—
Heva (20)	—	—	—	—	—	—	—	—	—	—	—
Hosco (20)	—	—	—	—	—	—	—	—	—	—	—
Star (21)	—	—	—	—	—	—	—	—	—	—	—

Total	11,060						65,867	377	425,100	213,480	—

Indicated Resources (9)
Asset	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Copper %	Silver (000 oz)	Gold (000 oz)	Lead (Tons)	Zinc (Tons)	Copper (Tons)
Greens Creek (11,12)	8,355	12.8	0.10	3.0	8.4	—	106,670	836	250,040	701,520	—
Lucky Friday (11,13)	1,841	7.6	—	5.1	2.4	—	14,010	—	93,140	44,120	—
Casa Berardi Open Pit (11,14)	420	—	0.03	—	—	—	—	14	—	—	—
Casa Berardi Underground (11,14)	4,976	—	0.14	—	—	—	—	685	—	—	—
San Sebastian – Oxide (15)	1,453	6.5	0.09	—	—	—	9,430	135	—	—	—
San Sebastian – Sulfide (15)	1,187	5.5	0.01	1.9	2.9	1.2	6,579	16	22,420	34,100	14,650
Fire Creek (16,17)	113	1.0	0.45	—	—	—	114	51	—	—	—
Hollister (16,18)	70	1.9	0.58	—	—	—	130	40	—	—	—
Midas (16,19)	76	5.7	0.42	—	—	—	430	32	—	—	—
Heva (20)	1,266	—	0.06	—	—	—	—	76	—	—	—
Hosco (20)	29,287	—	0.04	—	—	—	—	1,201	—	—	—
Star (21)	1,126	2.9	—	6.2	7.4	—	3,301	—	69,900	83,410	—

Total	50,168						140,663	3,088	435,500	863,150	14,650

Measured & Indicated Resources
Asset	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Copper %	Silver (000 oz)	Gold (000 oz)	Lead (Tons)	Zinc (Tons)	Copper (Tons)
Greens Creek (11,12)	8,355	12.8	0.10	3.0	8.4	—	106,670	836	250,040	701,520	—
Lucky Friday (11,13)	10,493	7.6	—	4.9	2.5	—	79,762	—	518,240	257,600	—
Casa Berardi Open Pit (11,14)	516	—	0.03	—	—	—	—	18	—	—	—
Casa Berardi Underground (11,14)	7,248	—	0.14	—	—	—	—	1,036	—	—	—
San Sebastian – Oxide (15)	1,453	6.5	0.09	—	—	—	9,430	135	—	—	—
San Sebastian – Sulfide (15)	1,187	5.5	0.01	1.9	2.9	1.2	6,579	16	22,420	34,100	14,650
Fire Creek (16,17)	134	1.0	0.46	—	—	—	128	61	—	—	—
Hollister (16,18)	88	2.5	0.58	—	—	—	217	51	—	—	—
Midas (16,19)	78	5.7	0.43	—	—	—	444	33	—	—	—
Heva (20)	1,266	—	0.06	—	—	—	—	76	—	—	—
Hosco (20)	29,287	—	0.04	—	—	—	—	1,201	—	—	—
Star (21)	1,126	2.9	—	6.2	7.4	—	3,301	—	69,900	83,410	—

Total	61,229						206,530	3,464	860,600	1,076,630	14,650

Investor Relations, Hecla Mining Company • 1-800-432-5291 • hmc-info@hecla-mining.com

Inferred Resources (10)
Asset	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Copper %	Silver (000 oz)	Gold (000 oz)	Lead (Tons)	Zinc (Tons)	Copper (Tons)
Greens Creek (11,12)	2,152	12.8	0.08	2.8	6.8	—	27,508	164	60,140	146,020	—
Lucky Friday (11,13)	5,377	7.8	—	5.8	2.4	—	41,872	—	311,850	129,600	—
Casa Berardi Open Pit (11,14)	7,886	—	0.05	—	—	—	—	383	—	—	—
Casa Berardi Underground (11,14)	2,239	—	0.18	—	—	—	—	408	—	—	—
San Sebastian – Oxide (15)	3,490	6.4	0.05	—	—	—	22,353	182	—	—	—
San Sebastian – Sulfide (15)	385	4.2	0.01	1.6	2.3	0.9	1,606	5	6,070	8,830	3,330
Fire Creek (16,17)	765	0.5	0.51	—	—	—	394	392	—	—	—
Fire Creek – Open Pit (22)	74,584	0.1	0.03	—	—	—	5,232	2,178	—	—	—
Hollister (18,18)	642	3.0	0.42	—	—	—	1,916	273	—	—	—
Midas (16,19)	1,232	6.3	0.50	—	—	—	7,723	615	—	—	—
Heva (20)	2,787	—	0.08	—	—	—	—	216	—	—	—
Hosco (20)	17,726	—	0.04	—	—	—	—	663	—	—	—
Star (21)	3,157	2.9	—	5.6	5.5	—	9,432	—	178,670	174,450	—
San Juan Silver (23)	3,594	11.3	0.01	1.4	1.1	—	40,716	36	51,750	40,800
Monte Cristo (24)	913	0.3	0.14	—	—	—	271	131	—	—	—
Rock Creek (25)	100,086	1.5	—	—	—	0.7	148,736	—	—	—	658,680
Montanore (26)	112,185	1.6	—	—	—	0.7	183,346	—	—	—	759,420

Total.	339,200						491,103	5,644	608,480	499,700	1,421,430

Note: All estimates are in-situ except for the proven reserves at Greens Creek which are in surface stockpiles. Mineral resources are exclusive of reserves.

(7)

The term “mineral resources” means a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled. Resources are reported in accordance with Section 1300 of Regulation S-K of the Securities Act of 1933, as amended and NI 43-101.

(8)

The term “measured resources” means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

(9)

The term “indicated resources” means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

(10)

The term “inferred resources” means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

(11)	Mineral resources are based on $1700/oz gold, $21/oz silver, $1.15/lb lead, $1.35/lb zinc and $3.00/lb copper, unless otherwise stated.
(12)

The resource NSR cut-off grades for Greens Creek are $215/ton for all zones at Greens Creek except the Gallagher Zone at $220/ton; metallurgical recoveries (actual 2021): 81.26% silver, 72.34% gold, 82.29% lead, 89.58% zinc.

(13)

The resource NSR cut-off grades for Lucky Friday are $170.18 for the 30 Vein, $184.97 for the Intermediate Veins and $207.15 for the Lucky Friday Vein; metallurgical recoveries (actual 2021): 95.18% silver, 94.62% lead, 89.97% zinc.

(14)

The average resource cut-off grades at Casa Berardi are 0.089 oz/ton gold (3.06 g/tonne) for underground and 0.036 oz/ton (1.22 g/tonne) for open pit; metallurgical recovery (actual 2021): 84.82% gold; US$/CAN$ exchange rate: 1:1.275.

(15)

Indicated resources for most zones at San Sebastian based on $1500/oz gold, $21/oz silver, $1.15/lb lead, $1.35/lb zinc and $3.00/lb copper using a cut-off grade of $90.72/ton ($100/tonne); $1700/oz gold used for Toro, Bronco, and Tigre zones. Metallurgical recoveries based on grade dependent recovery curves: recoveries at the mean resource grade average 89% silver and 84% gold for oxide material and 85% silver, 83% gold, 81% lead, 86% zinc, and 83% for copper for sulfide material. Resources reported at a minimum mining width of 8.2 feet (2.5m) for Middle Vein, North Vein, and East Francine, 6.5ft (1.98m) for El Toro, El Bronco, and El Tigre, and 4.9 feet (1.5 m) for Hugh Zone and Andrea.

(16)

Mineral resources for Fire Creek, Hollister and Midas are reported using $1500/oz gold and $21/oz silver prices, unless otherwise noted. A minimum mining width is defined as four feet or the vein true thickness plus two feet, whichever is greater.

(17)	Fire Creek mineral resources are reported at a gold equivalent cut-off grade of 0.283 oz/ton. Metallurgical recoveries: 90% gold, 70% silver.
(18)	Hollister mineral resources, including the Hatter Graben are reported at a gold equivalent cut-off grade of 0.238 oz/ton. Metallurgical recoveries: 88% gold, 66% silver
(19)

Midas mineral resources are reported at a gold equivalent cut-off grade of 0.237 oz/ton. Metallurgical recoveries: 90% gold, 70% silver. A gold-equivalent cut-off grade of 0.1 oz/ton and a gold price of $1700/oz used for Sinter Zone with resources undiluted.

Investor Relations, Hecla Mining Company • 1-800-432-5291 • hmc-info@hecla-mining.com

(20)

Measured, indicated and inferred resources at Heva and Hosco are based on $1,500/oz gold. Resources are without dilution or material loss at a gold cut-off grade of 0.01 oz/ton (0.33 g/tonne) for open pit and 0.088 oz/ton (3.0 g/tonne) for underground.

Metallurgical recovery: Heva: 95% gold, Hosco: 87.7% gold.

(21)

Indicated and Inferred resources at the Star property are reported using $21 silver, $0.95 lead, $1.10 lead, a minimum mining width of 4.3 feet and a cut-off grade of $100/ton; Metallurgical recovery: 93.38% silver, 93.33% lead, 86.96% zinc.

(22)

Inferred open-pit resources for Fire Creek calculated November 30, 2017, using gold and silver recoveries of 65% and 30% for oxide material and 60% and 25% for mixed oxide-sulfide material. Indicated Resources reclassified as Inferred in 2019.

Open pit resources are calculated at $1400 gold and $19.83 silver and cut-off grade of 0.01 Au Equivalent oz/ton and is inclusive of 10% mining dilution and 5% ore loss. Open pit mineral resources exclusive of underground mineral resources.

(23)

Inferred resources reported at a minimum mining width of 6.0 feet for Bulldog and a cut-off grade of 6.0 equivalent oz/ton silver and 5.0 feet for Equity and North Amethyst vein at a cut-off grade of $50/ton and $100/ton; based on $1400 Au, $26.5 Ag, $0.85 Pb, and $0.85 Zn.

Metallurgical recoveries based on grade dependent recovery curves: recoveries at the mean resource grade average 88% silver and 74% lead for the Bulldog and a constant 85% gold and 85% silver for North Amethyst and Equity.

(24)

Inferred resource at Monte Cristo reported at a minimum mining width of 5.0 feet; resources based on $1400 Au, $26.5 Ag using a 0.06 oz/ton gold cut-off grade. Metallurgical recovery: 90% gold, 90% silver.

(25)	Inferred resource at Rock Creek reported at a minimum thickness of 15 feet and a cut-off grade of $24.50/ton NSR; Metallurgical recoveries: 88% silver, 92% copper.

Resources adjusted based on mining restrictions as defined by U.S. Forest Service, Kootenai National Forest in the June 2003 ‘Record of Decision, Rock Creek Project’.

(26)	Inferred resource at Montanore reported at a minimum thickness of 15 feet and a cut-off grade of $24.50/ton NSR; Metallurgical recoveries: 88% silver, 92% copper.

Resources adjusted based on mining restrictions as defined by U.S. Forest Service, Kootenai National Forest, Montana DEQ in December 2015 ‘Joint Final EIS, Montanore Project’ and the February 2016 U.S Forest Service – Kootenai National Forest ‘Record of Decision, Montanore Project’.

Totals may not represent the sum of parts due to rounding

Investor Relations, Hecla Mining Company • 1-800-432-5291 • hmc-info@hecla-mining.com

Table B

Alexco’s Mineral Reserves

Probable Reserves
Deposit	Tonnes	Silver (g/t)	Lead %	Zinc %	Gold (g/t)	Silver (000 oz)	Lead (M lbs)	Zinc (M lbs)	Gold (000 oz)
Bellekeno	12,809	936	13.0	7.3	—	385	4	2	—
Bellekeno Surface Deposits	3,397	1,150	21.7	4.5	—	126	2	—	—
Lucky Queen	70,648	1,269	2.7	1.6	0.1	2,883	4	2	—
Flame & Moth	721,322	672	2.7	6.2	0.5	15,590	43	99	11
Bermingham	640,173	899	2.3	1.3	0.1	18,209	31	18	3

Total	1,438,349	804	2.6	3.8	0.3	37,193	84	122	14

Notes:

1.

Mineral Reserves reported herein are dated May 26, 2021 (see Alexco’s news release “Alexco Announces 22% Increase to Silver Reserves; Updated Technical Report Demonstrates Robust Economics at Keno Hill”) and do not include depletion since that time.

2.

Mineral Reserves are reported herein based on an NSR cutoff value using estimated metallurgical recoveries, assumed metal prices and smelter terms, which include payable factors, treatment charges, penalties, and refining charges.

3.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces.
4.

The Bellekeno, Lucky Queen, Flame & Moth and Bermingham deposits are incorporated into the current mine plan supported by disclosure in the news release dated May 26, 2021 entitled “Alexco Announces 22% Increase to Silver Reserves; Updated Technical Report Demonstrates Robust Economics at Keno Hill”.

5.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

Alexco’s Mineral Resources

Indicated Resources
Deposit	Tonnes	Silver (g/t)	Lead %	Zinc %	Gold (g/t)	Silver (000 oz)
Bellekeno	213,000	620	5.5	5.5	n/a	4,246
Lucky Queen	132,300	1,167	2.4	1.6	0.2	4,964
Flame & Moth	1,679,000	498	1.9	5.3	0.4	26,883
Onek	700,200	191	1.2	11.9	0.6	4,300
Bermingham	1,562,700	939	2.6	1.7	0.2	47,210

Total	4,287,200	635	2.2	5.0	0.3	87,603

Inferred Resources
Deposit	Tonnes	Silver (g/t)	Lead %	Zinc %	Gold (g/t)	Silver (000 oz)
Bellekeno	302,000	359	2.5	5.4	n/a	3,486
Lucky Queen	257,900	473	1.0	0.8	0.1	3,922
Flame & Moth	365,200	356	0.5	4.3	0.3	4,180
Onek	285,100	118	1.2	8.3	0.4	1,082
Bermingham	843,400	735	2.0	1.3	0.2	19,930

Total	2,053,600	494	1.6	3.3	0.2	32,600

Notes:

1.	All Mineral Resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) of NI 43-101.
2.	Indicated Mineral Resources are inclusive of Probable Mineral Reserves estimates.
3.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
4.

The Mineral Resource estimates comprising Lucky Queen and Flame & Moth, Onek and Bermingham are supported by disclosure in the news release dated May 26, 2021 entitled “Alexco Announces 22% Increase to Silver Reserves,; Updated Technical Report Demonstrates Robust Economics at Keno Hill” and the Technical Report filed on SEDAR dated May 26, 2021 with an effective date of April 1, 2021.

5.	The Mineral Resource estimate for the Bermingham deposit is based on Mineral Resource estimates having an effective date of November 30, 2021.
6.	The Mineral Resource estimate for the Lucky Queen, Flame & Moth and Onek deposits have an effective date of January 3, 2017.
7.

The Mineral Resource estimate for the Bellekeno deposit is based on an internal Mineral Resource estimate completed by Alexco Resource Corp. and externally audited by SRK Consulting Inc., having an effective date of January 01, 2021. This Mineral Resource estimate has been depleted to reflect all mine production from Bellekeno to the end of December 2020 and does not reflect any depletion from production that occurred in 2021.

Investor Relations, Hecla Mining Company • 1-800-432-5291 • hmc-info@hecla-mining.com

Exhibit 99.2

ALEXCO

Hecla MINING COMPANY 130 YEARS Largest U.S. Silver Producer

ALEXCO ACQUISITION

July 5, 2022

RESPONSIBLE. SAFE. INNOVATIVE.

ALEXCO ACQUISITION America’s Largest Silver Miner To Become Canada’s Largest July 5, 2022 RESPONSIBLE. SAFE. INNOVATIVE. Exhibit 99.2

CAUTIONARY STATEMENTS RESPONSIBLE. SAFE. INNOVATIVE. l Cautionary Statement Regarding Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws, including Canadian securities laws. When a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. Forward-looking statements often address our expected future business and financial performance and financial condition and often contain words such as “anticipate,” “intend,” “plan,” “will,” “could,” “would,” “estimate,” “should,” “expect,” “believe,” “project,” “target,” “indicative,” “preliminary,” “potential” and similar expressions. Forward-looking statements in this news release may include, without limitation statements or information regarding the (i) completion of Hecla’s acquisition of Alexco and that it will close in the third quarter, (ii) the termination of WPM’s stream on the Keno Hill project, (iii) the listed “benefits to Hecla shareholders,” (iv) the listed “benefits to Alexco shareholders,” and (v) that Hecla has the organizational expertise and financial strength to build Keno Hill to the level and capacity required, while being able to continue to invest in exploration across the district. The material factors or assumptions used to develop such forward-looking statements or forward-looking information include that the Company’s plans for development and production will proceed as expected and will not require revision as a result of risks or uncertainties, whether known, unknown or unanticipated, to which the Company’s operations are subject. Estimates or expectations of future events or results are based upon certain assumptions, which may prove to be incorrect, which could cause actual results to differ from forward-looking statements. Such assumptions, include, but are not limited to: (i) there being no significant change to current geotechnical, metallurgical, hydrological and other physical conditions; (ii) permitting, development, operations and expansion of the Company’s projects being consistent with current expectations and mine plans; (iii) political/regulatory developments in any jurisdiction in which the Company operates being consistent with its current expectations; (iv) the exchange rate for the USD/CAD and USD/MXN, being approximately consistent with current levels; (v) certain price assumptions for gold, silver, lead and zinc; (vi) prices for key supplies being approximately consistent with current levels; (vii) the accuracy of our current mineral reserve and mineral resource estimates; (viii) the Company’s plans for development and production will proceed as expected and will not require revision as a result of risks or uncertainties, whether known, unknown or unanticipated; (ix) counterparties performing their obligations under hedging instruments and put option contracts; (x) sufficient workforce is available and trained to perform assigned tasks; (xi) weather patterns and rain/snowfall within normal seasonal ranges so as not to impact operations; (xii) relations with interested parties, including Native Americans, remain productive; (xiii) economic terms can be reached with third-party mill operators who have capacity to process our ore; (xiv) maintaining availability of water rights; (xv) factors do not arise that reduce available cash balances; and (xvi) there being no material increases in our current requirements to post or maintain reclamation and performance bonds or collateral related thereto. In addition, material risks that could cause actual results to differ from forward-looking statements include, but are not limited to: (i) gold, silver and other metals price volatility; (ii) operating risks; (iii) currency fluctuations; (iv) increased production costs and variances in ore grade or recovery rates from those assumed in mining plans; (v) community relations; (vi) conflict resolution and outcome of projects or oppositions; (vii) litigation, political, regulatory, labor and environmental risks; (viii) exploration risks and results, including that mineral resources are not mineral reserves, they do not have demonstrated economic viability and there is no certainty that they can be upgraded to mineral reserves through continued exploration; (ix) the failure of counterparties to perform their obligations under hedging instruments; (x) we take a material impairment charge on our Nevada operations; (xi) we are unable to remain in compliance with all terms of the credit agreement in order to maintain continued access to the revolver, and (xii) we are unable to refinance the maturing senior notes. For a more detailed discussion of such risks and other factors, see the Company’s 2021 Form 10-K, filed on February 23, 2022, with the Securities and Exchange Commission (SEC), as well as the Company’s other SEC filings. The Company does not undertake any obligation to release publicly revisions to any “forward-looking statement,” including, without limitation, outlook, to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement. Continued reliance on “forward-looking statements” is at investors’ own risk. Cautionary Statement to Investors on Reserves and Resources This news release uses the terms “mineral resources,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” Mineral resources that are not mineral reserves do not have demonstrated economic viability. You should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Further, inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically, and an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve. On October 31, 2018, the SEC adopted new mining disclosure rules (“S-K 1300”) that is more closely aligned with current industry and global regulatory practices and standards, including National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) which Hecla complies with because it also is a “reporting issuer” under Canadian securities laws. While S-K 1300 is more closely aligned with NI 43-101 than the prior SEC mining disclosure rules, there are some differences. NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure NI 43-101

CAUTIONARY STATEMENTS (cont’d) RESPONSIBLE. SAFE. INNOVATIVE. l Information About Each Company Information in this news release about Hecla has been provided by, and is the responsibility of, Hecla. For further information about Hecla, please refer to Hecla’s SEC filings, including its Annual Report on Form 10-K filed on February 22, 2022 and its filings with Canadian securities regulatory authorities under its issuer profile on SEDAR. Information in this news release about Alexco has been provided by, and is the responsibility of, Alexco. For further information about Alexco, please refer to Alexco’s filings, including its Annual Report on Form 40-F filed on March 21, 2022 and its filings with Canadian securities regulatory authorities under its issuer profile on SEDAR. Qualified Person (QP) Kurt D. Allen, MSc., CPG, VP - Exploration of Hecla Mining Company and Keith Blair, MSc., CPG, Chief Geologist of Hecla Limited, who serve as a Qualified Person under S-K 1300 and NI 43-101, supervised the preparation of the scientific and technical information concerning Hecla’s mineral projects in this presentation. Technical Report Summaries (each a “TRS”) for each of the Company’s material properties are filed as exhibits 96.1, 96.2 and 96.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, and are available at www.sec.gov. Information regarding data verification, surveys and investigations, quality assurance program and quality control measures and a summary of analytical or testing procedures for the Greens Creek Mine are contained in its TRS and in a NI 43-101 technical report titled “Technical Report for the Greens Creek Mine” effective date December 31, 2018, and for the Lucky Friday Mine are contained in its TRS and in its technical report titled “Technical Report for the Lucky Friday Mine Shoshone County, Idaho, USA” effective date April 2, 2014, for Casa Berardi are contained in its TRS and in its technical report titled “Technical Report on the mineral resource and mineral reserve estimate for Casa Berardi Mine, Northwestern Quebec, Canada” effective date December 31, 2018 (the “Casa Berardi Technical Report”), and for the San Sebastian Mine, Mexico, are contained in a technical report prepared for Hecla titled “Technical Report for the San Sebastian Ag-Au Property, Durango, Mexico” effective date September 8, 2015. Also included in each TRS and the four technical reports is a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors. Information regarding data verification, surveys and investigations, quality assurance program and quality control measures and a summary of sample, analytical or testing procedures for the Fire Creek Mine are contained in a technical report prepared for Klondex Mines, dated March 31, 2018; the Hollister Mine dated May 31, 2017, amended August 9, 2017; and the Midas Mine dated August 31, 2014, amended April 2, 2015. Copies of these technical reports are available under Hecla’s and Klondex’s profiles on SEDAR at www.sedar.com. Mr. Allen and Mr. Blair reviewed and verified information regarding drill sampling, data verification of all digitally collected data, drill surveys and specific gravity determinations relating to all the mines. The review encompassed quality assurance programs and quality control measures including analytical or testing practice, chain-of-custody procedures, sample storage procedures and included independent sample collection and analysis. This review found the information and procedures meet industry standards and are adequate for Mineral Resource and Mineral Reserve estimation and mine planning purposes. The disclosure of all scientific and technical information in this presentation concerning Alexco’s mineral properties has been reviewed and approved Sebastien D. Tolgyesi, P.Eng., P.Geo. (Keno Hill Operations Manager, Alexco), who is a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects Additional Information About the Transaction and Where to Find it This material relates to Hecla’s proposed acquisition (the “Transaction”) of Alexco. Shares of Hecla’s common stock (the “Hecla Shares”) issued in connection with the proposed Transaction may be registered pursuant to a registration statement to be filed with the SEC or issued pursuant to an available exemption. This information is not a substitute for any registration statement or any other document that Hecla may file with the SEC or that it or Alexco may send to their respective shareholders in connection with the offer and/or issuance of Hecla Shares. Investors are urged to read any registration statement, if and when filed, and all other relevant documents that may be filed with the SEC or with Canadian regulatory authorities as and if they become available because they will contain important information about the issuance of Hecla Shares. Documents, if and when filed with the SEC, will be available free of charge at the SEC’s website (www.sec.gov) and under Hecla’s profile on the SEDAR website at www.sedar.com. You may also obtain these documents by contacting Hecla’s Investor Relations department at Hecla Mining Company; Investor Relations; 1-800-HECLA91 (1-800-432-5291); hmc-info@hecla-mining.com. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities.   In connection with the proposed transaction, Alexco will file proxy soliciting materials with the SEC and/or Canadian regulatory authorities. The information contained in any such filing may not be complete and may be updated, amended or changed. SHAREHOLDERS ARE URGED TO READ SUCH MATERIALS WHEN AVAILABLE AND ANY OTHER RELEVANT MATERIALS FILED WITH THE SEC AND/OR CANADIAN REGULATORY AUTHORITIES CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.   Proxy solicitation materials will be mailed to Alexco’s shareholders seeking their approval of the Transaction. Anyone may also obtain a copy of such materials free of charge once available by directing a request to: Alexco Resource Corp., Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9, Attention: Investor Relations or, Hecla Mining Company, 6500 N. Mineral Drive, Suite 200, Coeur d’Alene, ID 83815-9408; Investor Relations; 1-800-HECLA91 (1-800-432-5291). In addition, any relevant materials filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov and under Alexco’s profile on the SEDAR website at www.sedar.com. Interested persons may also access copies of such documentation filed with the SEC by visiting Alexco’s website at www.alexcoresource.com. Participants in Solicitation Hecla, Alexco, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Hecla is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on February 23, 2022, its proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 12, 2022, and its Current Report on Form 8-K, which was filed with the SEC on May 27, 2022. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and Hecla’s website at www.hecla-mining.com. Information about the directors and executive officers of Alexco is set forth in its Management Information Circular filed on SEDAR on May 5, 2022. This document may be obtained free of charge from SEDAR at www.sedar.com and Alexco’s website at www.alexcoresource.com. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Alexco information circular and other relevant materials to be filed on SEDAR and with the SEC when they become available. These documents may be obtained free of charge from SEDAR at www.sedar.com and the SEC’s website at www.sec.gov and Alexco’s website at www.alexcoresource.com.

ACQUISITION CONSISTENT WITH STRATEGIC DRIVERS

- Highly Prospective and Top-Rated Mining Jurisdiction
- Among the World's Highest-Grade Silver Deposits
- Long Mine Life
- Increase Throughput and/or Lower Costs
- Infrastructure, No Significant Capital Outlay
- 88 Square Mile Land Package
- Significant Exploration Potential
- Alignment in Environmental and Community Stewardship

ALEXCO
KENO HILL
SILVER DISTRICT
DAWSON CITY
CARMACKS
WHITEHORSE
WATSON LAKE

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Highly Prospective and Top-Rated Mining Jurisdiction Alignment in Environmental and Community Stewardship Increase Throughput and/or Lower Costs Long Mine Life ALEXCO KENO HILL SILVER DISTRICT ACQUISITION CONSISTENT WITH STRATEGIC DRIVERS RESPONSIBLE. SAFE. INNOVATIVE. l Among the World’s Highest-Grade Silver Deposits Infrastructure, No Significant Capital Outlay 88 Square Mile Land Package Significant Exploration Potential Achieves the 8 key factors that Hecla considers for internal and external investments

TRANSACTION SUMMARY RESPONSIBLE. SAFE. INNOVATIVE. l Transaction Structure Acquisition by Plan of Arrangement Unanimous approval by Alexco’s Special Committee and Board of Directors Consideration Alexco shareholders to receive 0.116 of one Hecla common share for each Alexco common share A 23% premium over the 5-day volume weighted average price Approvals & Conditions Approval of at least 66 2/3% of the votes cast by the holders of Alexco’s common shares and affected securityholders of Alexco voting as a single class Approval of a simple majority of the votes cast by Alexco shareholders excluding shares owned by Hecla Customary regulatory, stock exchange and court approvals Stream Agreement Termination of the Keno Hill silver stream in exchange for $135 million of Hecla shares Pro Forma Ownership Alexco and Wheaton Precious Metals will own approximately 3.0% and 5.6%, respectively, of Hecla Other Customary “non-solicit” and “right to match” provisions in favor of Hecla Termination fee of US$10 million Hecla currently owns 4.9% of Alexco’s issued and outstanding shares Hecla is providing Alexco with a US$30 million loan Hecla is buying 8,984,100 Alexco shares at C$0.50 per share for C$4,492,050, so ownership will be 9.9% of Alexco Expected Timing Transaction expected to close in Q3 2022

BENEFITS FOR ALEXCO SHAREHOLDERS RESPONSIBLE. SAFE. INNOVATIVE. l Acquisition enhances the future potential for Keno Hill Benefits for Alexco Shareholders Immediate up-front premium Access to immediate and non-dilutive financing Partners with United States’ largest silver producer Transition from a single asset and development risk to a diversified production base of long-lived mines Strong balance sheet to invest in Keno Hill and continue its history of resource expansion Hecla has strong trading liquidity and a broader capital markets presence Complementary ESG vision and track-record Hecla’s technical expertise in high-grade narrow vein silver mining positions Keno Hill to achieve its full potential Hecla’s organizational strength and strong balance sheet to build Keno Hill will unlock full value and allows for significant investment in exploration across the district Alignment in environmental and community stewardship offers a superior opportunity to the First Nation of Na-Cho Nyäk Dun and the wider Yukon community Maintains Alexco shareholders’ exposure to silver, while not adding any jurisdictional risk

HECLA'S ABILITY TO UNLOCK VALUE

Greens Creek

Greens Creek Production and Reserves
Production
Reserves
Ore Production (kt)
Ore Reserves (Mt)
Hecla became operator
900
800
700
600
16
14
12
10
8
6
4
2
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Lucky Friday

Lucky Friday Silver Production
(Million oz)
30
26
28
28
27
18
52
1962-1971
1972-1981
1982-1991
1992-2001
2002-2011
2012-2021
2022-2031*

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Hecla became operator HECLA’S ABILITY TO UNLOCK VALUE RESPONSIBLE. SAFE. INNOVATIVE. l Hecla has shown innovation and continuous investment with its assets Greens Creek Since the acquisition of Greens Creek in 2008, Hecla has increased throughput by 15%, continued to extend mine life with significant investment in exploration Automation drive commenced in 2017 resulting in further efficiencies * Based on SK-1300 Report published on February 22, 2022 Lucky Friday Lucky Friday’s continuous improvement in reserves and production exemplifies Hecla’s track record of investment Best decade of the mine is ahead as increase in production is tied to increasing grades at depth Another feat of Hecla’s innovation is the Underhand Closed Bench (UCB) mining method, which improves safety and helps manage seismicity as the mine goes deeper and richer in grades Lucky Friday Silver Production (Million oz)

KENO HILL SILVER DISTRICT OVERVIEW

ALEXCO

130 YEARS Hecla MINING COMPANY Largest U.S. Silver Producer

LEGEND
ALEXCO QUARTZ KENO HILL CLAIMS (EMBAYMENTS 3RD PARTY)
POWERLINE
HAUL ROADS
ACCESS ROADS
LAKES
STREAM
CONTOURS
DEPOSITS
LUCKY QUEEN
HECTOR-CALUMET
ONEK
BERMINGHAM
BELL KENO
FLAME AND MOTH
N
0
5 Km
1:120,000
UTM NAD83 Zone 8

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KENO HILL SILVER DISTRICT OVERVIEW RESPONSIBLE. SAFE. INNOVATIVE. l Historical Production of over 200 million ounces of silver at 40 oz Ag per ton HECTOR-CALUMET Property contains excellent exploration potential to host deposits similar in size and grade to the Hector-Calumet, Bermingham, or Flame and Moth deposits Numerous untested or poorly tested exploration targets occur throughout district BERMINGHAM

STRONG HISTORY OF RESOURCE GROWTH AT KENO HILL

Increase of Alexco's Resources (2009 – 2021)

Indicated Ag (Moz)
Inferred Ag (Moz)
Ag Ounces (Moz)
140
120
100
80
60
40
20
--
2009
2011
2013
2015
2016
2018
2021

Hecla: Silver Reserves, Measured & Indicated Resources

250
200
150
100
50
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Reserves (Moz)
Measured & Indicated (Moz)

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STRONG HISTORY OF RESOURCE GROWTH AT KENO HILL RESPONSIBLE. SAFE. INNOVATIVE. l Hecla’s reserves and resources have grown 4 times since 2004 Increase of Alexco’s Resources (2009 – 2021) Hecla: Silver Reserves, Measured & Indicated Resources Alexco reported a 43% expansion of the Bermingham Indicated Resource (Bermingham Deeps) to 47 Million ounces of Silver in January 2022 Total Resources (Indicated and Inferred) are 83 Million ounces of Silver (exclusive of Reserves) Total Reserves are 37.19 Million ounces of Silver, a 22% increase from the previous year Hecla has a strong history of reserves and resources growth Financial strength and flexibility to invest in Keno Hill

ACQUISITION HIGHLIGHTS

Consistent with strategy and expertise

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ACQUISITION HIGHLIGHTS RESPONSIBLE. SAFE. INNOVATIVE. l Consistent with strategy and expertise Among the World’s Highest-Grade Silver Deposits Aligned on Community and Environmental Stewardship Poised to Unlock Value at Keno Hill Significant Exploration Upside Highly Prospective and Top-Rated Mining Jurisdiction Ideal Portfolio Fit

Appendix

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Appendix RESPONSIBLE. SAFE. INNOVATIVE. l

ALEXCO RESERVES & RESOURCE SUMMARY

MINERAL RESERVES

Deposit	Category	Tonnes	Ag (g/t)	Pb %)	Zn (%)	Au (g/t)	Contained Metal (000 oz Ag)	Contained Metal (000 oz Au)	Contained Metal (M lbs Pb)	Contained Metal (M lbs Zn)
Bellekeno	Probable	12,809	936	13.0	7.3	0	385	0	4	2
Bellekeno Surface Stockpile	Probable	3,397	1,150	21.7	4.5	0	126	0	2	0
Lucky Queen	Probable	70,648	1,269	2.7	1.6	0.1	2,883	0	4	2
Flame and Moth	Probable	721,322	672	2.7	6.2	0.5	15,590	11	43	99
Bermingham	Probable	630,173	899	2.3	1.3	0.1	18,209	3	31	18
Total	**Probable**	**1,438,349**	**804**	**2.6**	**3.8**	**0.3**	**37,193**	**14**	**84**	**122**

MINERAL RESOURCES

Category	Deposit	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)
Indicated	Bellekeno	213,000	620	n/a	5.5	5.5	4,246,000
	Lucky Queen	132,300	1,167	0.2	2.4	1.6	4,964,000
	Flame & Moth	1,679,000	498	0.4	1.9	5.3	26,883,000
	Onek	700,200	191	0.6	1.2	11.9	4,300,000
	Bermingham	1,562,700	939	0.2	2.6	1.7	47,210,000
Total Indicated		**4,287,200**	**635**	**0.3**	**2.2**	**5.0**	**87,603,000**
Inferred	Bellekeno	302,000	359	n/a	2.5	5.4	3,486,000
	Lucky Queen	257,900	473	0.1	1.0	0.8	3,922,000
	Flame & Moth	365,200	356	0.3	0.5	4.3	4,180,000
	Onek	285,100	118	0.4	1.2	8.3	1,082,000
	Bermingham	843,400	735	0.2	2.0	1.3	19,930,000
Total Inferred		**2,053,600**	**494**	**0.2**	**1.6**	**3.3**	**32,600,000**
	Elsa Historical Tailings Resource	2,490,000	119	0.1	1.0	0.7	9,527,000

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ALEXCO RESERVES & RESOURCE SUMMARY RESPONSIBLE. SAFE. INNOVATIVE. l MINERAL RESERVES MINERAL RESOURCES

PROVEN & PROBABLE MINERAL RESERVES(1) RESPONSIBLE. SAFE. INNOVATIVE. l (On December 31, 2021 unless otherwise noted) Investors are cautioned that Reserves and Resources are as of December 31, 2021, and are dynamic during the year due to mining depletion, changing metal prices, changing costs or project economics, and new drill or mining information. These factors can impact Reserves and Resources either positively or negatively.

MEASURED AND INDICATED MINERAL RESOURCES

(On December 31, 2021 unless otherwise noted)

ALEXCO

Hecla MINING COMPANY 130 YEARS Largest U.S. Silver Producer

Measured Resources [8]														
Asset	Location	Ownership	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Copper %	Silver (000 oz)	Gold (000 oz)	Lead (Tons)	Zinc (Tons)	Copper Tons
Greens Creek [11,12]	United States	100.0%	-	-	-	-	-	-	-	-	-	-	-
Lucky Friday [11,13]	United States	100.0%	8,652	7.6	-	4.9	2.5	-	65,752	-	425,100	213,480	-
Casa Berardi Open Pit [11,14]	Canada	100.0%	96	-	0.04	-	-	-	-	4	-	-	-
Casa Berardi Underground [11,14]	Canada	100.0%	2,272	-	0.15	-	-	-	-	351	-	-	-
Fire Creek [16,17]	United States	100.0%	20	0.7	0.50	-	-	-	14	10	-	-	-
Hollister [16,18]	United States	100.0%	18	4.9	0.59	-	-	-	87	10	-	-	-
Midas [16,19]	United States	100.0%	2	7.6	0.68	-	-	-	14	1	-	-	-
Total................................			11,060						65,867	377	425,100	213,480	-

Indicated Resources [9]														
Asset	Location	Ownership	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Copper %	Silver (000 oz)	Gold (000 oz)	Lead (Tons)	Zinc (Tons)	Copper Tons
Greens Creek [11,12]	United States	100.0%	8,355	12.8	0.10	3.0	8.4	-	106,670	836	250,040	701,520	-
Lucky Friday [11,13]	United States	100.0%	1,841	7.6	-	5.1	2.4	-	14,010	-	93,140	44,120	-
Casa Berardi Open Pit [11,14]	Canada	100.0%	420	-	0.03	-	-	-	-	14	-	-	-
Casa Berardi Underground [11,14]	Canada	100.0%	4,976	-	0.14	-	-	-	-	685	-	-	-
San Sebastian - Oxide [15]	Mexico	100.0%	1,453	6.5	0.09	-	-	-	9,430	135	-	-	-
San Sebastian - Sulfide [15]	Mexico	100.0%	1,187	5.5	0.01	1.9	2.9	1.2	6,579	16	22,420	34,100	14,650
Fire Creek [16,17]	United States	100.0%	113	1.0	0.45	-	-	-	114	51	-	-	-
Hollister [16,18]	United States	100.0%	70	1.9	0.58	-	-	-	130	40	-	-	-
Midas [16,19]	United States	100.0%	76	5.7	0.42	-	-	-	430	32	-	-	-
Heva [20]	Canada	100.0%	1,266	-	0.06	-	-	-	-	76	-	-	-
Hosco [20]	Canada	100.0%	29,287	-	0.04	-	-	-	-	1,201	-	-	-
Star [21]	United States	100.0%	1,126	2.9	-	6.2	7.4	-	3,301	-	69,900	83,410	-
Total................................			50,168						140,663	3,088	435,500	863,150	14,650

Measured & Indicated Resources														
Asset	Location	Ownership	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Copper %	Silver (000 oz)	Gold (000 oz)	Lead (Tons)	Zinc (Tons)	Copper Tons
Greens Creek [11,12]	United States	100.0%	8,355	12.8	0.10	3.0	8.4	-	106,670	836	250,040	701,520	-
Lucky Friday [11,13]	United States	100.0%	10,493	7.6	-	4.9	2.5	-	79,762	-	518,240	257,600	-
Casa Berardi Open Pit [11,14]	Canada	100.0%	516	-	0.03	-	-	-	-	18	-	-	-
Casa Berardi Underground [11,14]	Canada	100.0%	7,248	-	0.14	-	-	-	-	1,036	-	-	-
San Sebastian - Oxide [15]	Mexico	100.0%	1,453	6.5	0.09	-	-	-	9,430	135	-	-	-
San Sebastian - Sulfide [15]	Mexico	100.0%	1,187	5.5	0.01	1.9	2.9	1.2	6,579	16	22,420	34,100	14,650
Fire Creek [16,17]	United States	100.0%	134	1.0	0.46	-	-	-	128	61	-	-	-
Hollister [16,18]	United States	100.0%	88	2.5	0.58	-	-	-	217	51	-	-	-
Midas [16,19]	United States	100.0%	78	5.7	0.43	-	-	-	444	33	-	-	-
Heva [20]	Canada	100.0%	1,266	-	0.06	-	-	-	-	76	-	-	-
Hosco [20]	Canada	100.0%	29,287	-	0.04	-	-	-	-	1,201	-	-	-
Star [21]	United States	100.0%	1,126	2.9	-	6.2	7.4	-	3,301	-	69,900	83,410	-
Total................................			61,229						206,530	3,464	860,600	1,076,630	14,650

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RESPONSIBLE. SAFE. INNOVATIVE. | 14

MEASURED AND INDICATED MINERAL RESOURCES RESPONSIBLE. SAFE. INNOVATIVE. l (On December 31, 2021 unless otherwise noted) Investors are cautioned that Reserves and Resources are as of December 31, 2021, and are dynamic during the year due to mining depletion, changing metal prices, changing costs or project economics, and new drill or mining information. These factors can impact Reserves and Resources either positively or negatively.

INFERRED MINERAL RESOURCES

(On December 31, 2021 unless otherwise noted)

Inferred Resources [10]													
Asset	Location	Ownership	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Copper %	Silver (000 oz)	Gold (000 oz)	Lead (Tons)	Zinc (Tons)	Copper Tons
Greens Creek [11,12]	United States	100.0%	2,152	12.8	0.08	2.8	6.8	-	27,508	164	60,140	146,020	-
Lucky Friday [11,13]	United States	100.0%	5,377	7.8	-	5.8	2.4	-	41,872	-	311,850	129,600	-
Casa Berardi Open Pit [11,14]	Canada	100.0%	7,886	-	0.05	-	-	-	-	383	-	-	-
Casa Berardi Underground [11,14]	Canada	100.0%	2,239	-	0.18	-	-	-	-	408	-	-	-
San Sebastian - Oxide [15]	Mexico	100.0%	3,490	6.4	0.05	-	-	-	22,353	182	-	-	-
San Sebastian - Sulfide [15]	Mexico	100.0%	385	4.2	0.01	1.6	2.3	0.9	1,606	5	6,070	8,830	3,330
Fire Creek [16,17]	United States	100.0%	765	0.5	0.51	-	-	-	394	392	-	-	-
Fire Creek - Open Pit [22]	United States	100.0%	74,584	0.1	0.03	-	-	-	5,232	2,178	-	-	-
Hollister [16,18]	United States	100.0%	642	3.0	0.42	-	-	-	1,916	273	-	-	-
Midas [16,19]	United States	100.0%	1,232	6.3	0.50	-	-	-	7,723	615	-	-	-
Heva [20]	Canada	100.0%	2,787	-	0.08	-	-	-	-	216	-	-	-
Hosco [20]	Canada	100.0%	17,726	-	0.04	-	-	-	-	663	-	-	-
Star [21]	United States	100.0%	3,157	2.9	-	5.6	5.5	-	9,432	-	178,670	174,450	-
San Juan Silver [23]	United States	100.0%	3,594	11.3	0.01	1.4	1.1	-	40,716	36	51,750	40,800	
Monte Cristo [24]	United States	100.0%	913	0.3	0.14	-	-	-	271	131	-	-	-
Rock Creek [25]	United States	100.0%	100,086	1.5	-	-	-	0.7	148,736	-	-	-	658,680
Montanore [26]	United States	100.0%	112,185	1.6	-	-	-	0.7	183,346	-	-	-	759,420
Total...............................			**339,200**						**491,103**	**5,644**	**608,480**	**499,700**	**1,421,430**

All estimates are in-situ. Mineral resources are exclusive of reserves.

NYSE: HL

RESPONSIBLE. SAFE. INNOVATIVE. | 15

INFERRED MINERAL RESOURCES RESPONSIBLE. SAFE. INNOVATIVE. l (On December 31, 2021 unless otherwise noted) Investors are cautioned that Reserves and Resources are as of December 31, 2021, and are dynamic during the year due to mining depletion, changing metal prices, changing costs or project economics, and new drill or mining information. These factors can impact Reserves and Resources either positively or negatively.

MINERAL RESOURCES FOOTNOTES RESPONSIBLE. SAFE. INNOVATIVE. l (7) The term "mineral resources" means a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled. Resources are reported in accordance with Section 1300 of Regulation S-K of the Securities Act of 1933, as amended and NI 43-101. (8) The term "measured resources" means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve. (9) The term "indicated resources" means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve. (10) The term "inferred resources" means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve. (11) Mineral resources are based on $1700/oz gold, $21/oz silver, $1.15/lb lead, $1.35/lb zinc and $3.00/lb copper, unless otherwise stated. (12) The resource NSR cut-off grades for Greens Creek are $215/ton for all zones at Greens Creek except the Gallagher Zone at $220/ton; metallurgical recoveries (actual 2021): 81.26% silver, 72.34% gold, 82.29% lead, 89.58% zinc. (13) The resource NSR cut-off grades for Lucky Friday are $170.18 for the 30 Vein, $184.97 for the Intermediate Veins and $207.15 for the Lucky Friday Vein; metallurgical recoveries (actual 2021): 95.18% silver, 94.62% lead, 89.97% zinc. (14) The average resource cut-off grades at Casa Berardi are 0.089 oz/ton gold (3.06 g/tonne) for underground and 0.036 oz/ton (1.22 g/tonne) for open pit; metallurgical recovery (actual 2021): 84.82% gold; US$/CAN$ exchange rate: 1:1.275. (15) Indicated resources for most zones at San Sebastian based on $1500/oz gold, $21/oz silver, $1.15/lb lead, $1.35/lb zinc and $3.00/lb copper using a cut-off grade of $90.72/ton ($100/tonne); $1700/oz gold used for Toro, Bronco, and Tigre zones. Metallurgical recoveries based on grade dependent recovery curves: recoveries at the mean resource grade average 89% silver and 84% gold for oxide material and 85% silver, 83% gold, 81% lead, 86% zinc, and 83% for copper for sulfide material. Resources reported at a minimum mining width of 8.2 feet (2.5m) for Middle Vein, North Vein, and East Francine, 6.5ft (1.98m) for El Toro, El Bronco, and El Tigre, and 4.9 feet (1.5 m) for Hugh Zone and Andrea. (16) Mineral resources for Fire Creek, Hollister and Midas are reported using $1500/oz gold and $21/oz silver prices, unless otherwise noted. A minimum mining width is defined as four feet or the vein true thickness plus two feet, whichever is greater. (17) Fire Creek mineral resources are reported at a gold equivalent cut-off grade of 0.283 oz/ton. Metallurgical recoveries: 90% gold, 70% silver. (18) Hollister mineral resources, including the Hatter Graben are reported at a gold equivalent cut-off grade of 0.238 oz/ton. Metallurgical recoveries: 88% gold, 66% silver (19) Midas mineral resources are reported at a gold equivalent cut-off grade of 0.237 oz/ton. Metallurgical recoveries: 90% gold, 70% silver. A gold-equivalent cut-off grade of 0.1 oz/ton and a gold price of $1700/oz used for Sinter Zone with resources undiluted. (20) Measured, indicated and inferred resources at Heva and Hosco are based on $1,500/oz gold. Resources are without dilution or material loss at a gold cut-off grade of 0.01 oz/ton (0.33 g/tonne) for open pit and 0.088 oz/ton (3.0 g/tonne) for underground. Metallurgical recovery: Heva: 95% gold, Hosco: 87.7% gold. (21) Indicated and Inferred resources at the Star property are reported using $21 silver, $0.95 lead, $1.10 zinc, a minimum mining width of 4.3 feet and a cut-off grade of $100/ton; Metallurgical recovery: 93.38% silver, 93.33% lead, 86.96% zinc. (22) Inferred open-pit resources for Fire Creek calculated November 30, 2017, using gold and silver recoveries of 65% and 30% for oxide material and 60% and 25% for mixed oxide-sulfide material. Indicated Resources reclassified as Inferred in 2019. Open pit resources are calculated at $1400 gold and $19.83 silver and cut-off grade of 0.01 Au Equivalent oz/ton and is inclusive of 10% mining dilution and 5% ore loss. Open pit mineral resources exclusive of underground mineral resources. (23) Inferred resources reported at a minimum mining width of 6.0 feet for Bulldog and a cut-off grade of 6.0 equivalent oz/ton silver and 5.0 feet for Equity and North Amethyst vein at a cut-off grade of $50/ton and $100/ton; based on $1400 Au, $26.5 Ag, $0.85 Pb, and $0.85 Zn. Metallurgical recoveries based on grade dependent recovery curves: recoveries at the mean resource grade average 88% silver and 74% lead for the Bulldog and a constant 85% gold and 85% silver for North Amethyst and Equity. (24) Inferred resource at Monte Cristo reported at a minimum mining width of 5.0 feet; resources based on $1400 Au, $26.5 Ag using a 0.06 oz/ton gold cut-off grade. Metallurgical recovery: 90% gold, 90% silver. (25) Inferred resource at Rock Creek reported at a minimum thickness of 15 feet and a cut-off grade of $24.50/ton NSR; Metallurgical recoveries: 88% silver, 92% copper. Resources adjusted based on mining restrictions as defined by U.S. Forest Service, Kootenai National Forest in the June 2003 'Record of Decision, Rock Creek Project'. (26) Inferred resource at Montanore reported at a minimum thickness of 15 feet and a cut-off grade of $24.50/ton NSR; Metallurgical recoveries: 88% silver, 92% copper. Resources adjusted based on mining restrictions as defined by U.S. Forest Service, Kootenai National Forest, Montana DEQ in December 2015 'Joint Final EIS, Montanore Project' and the February 2016 U.S Forest Service - Kootenai National Forest 'Record of Decision, Montanore Project'. Totals may not represent the sum of parts due to rounding

2010 – 2020 RESERVE TABLE

ALEXCO

130 YEARS Hecla MINING COMPANY Largest U.S. Silver Producer

2010 Proven Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	-	-	-	-	-
Lucky Friday	1,642	12.4	-	20,388	-

2010 Probable Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	8,243	12.1	0.09	99,730	757
Lucky Friday	1,545	14.2	-	21,955	-

2011 Proven Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	-	-	-	-	-
Lucky Friday	23,456	12.6	-	29,574	-

2011 Probable Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	7,991	12.3	0.09	98,383	742
Lucky Friday	1,345	14.7	-	19,746	-

2012 Proven Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	12	9.3	0.10	113	1
Lucky Friday	2,207	12.1	-	27	-

2012 Probable Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	7,846	12.0	0.09	94,481	718
Lucky Friday	1,932	14.8	-	28,676	-

2013 Proven Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	14	12.9	0.13	182	2
Lucky Friday	3,708	12.1	-	44,892	-

2013 Probable Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	7,783	11.9	0.09	92,338	711
Lucky Friday	2,698	12.0	-	32,352	-

2014 Proven Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	5	15.7	0.10	74	5
Lucky Friday	3,840	13.7	-	52,556	-

2014 Probable Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	7,691	12.2	0.10	93,947	738
Lucky Friday	2,043	12.9	-	26,346	-

2015 Proven Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	10	20.8	0.12	210	1
Lucky Friday	3,510	16.5	-	57,961	-
San Sebastian	5	14.5	0.21	72	1.00
Casa Berardi	2,119	-	0.11	-	Aug-00

2015 Probable Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	7,204	12.3	0.09	88,523	676
Lucky Friday	1,557	13.3	-	26,346	-
San Sebastian	284	28.0	0.22	7,943	63
Casa Berardi	8,104	-	0.14	-	1,098

2016 Proven Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	9	15.5	0.09	140	1
Lucky Friday	3,308	17.5	-	57,925	-
San Sebastian	43	23.4	0.2	1,008	8
Casa Berardi	2,575	-	0.1	-	272

2016 Probable Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	7,585	11.7	0.09	88,729	672
Lucky Friday	1,542	12.9	-	19,912	-
San Sebastian	283	16.2	0.10	45,930	29
Casa Berardi	7,752	-	0.13	-	1,037

2017 Proven Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	7	12.2	0.09	89	1
Lucky Friday	4,246	15.4	-	65,448	-
San Sebastian	31	23.3	0.19	712	6
Casa Berardi	2,458	-	0.13	-	312

2017 Probable Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	7,543	11.9	0.10	90,130	725
Lucky Friday	1,387	11.4	-	15,815	-
San Sebastian	368	13.1	0.10	4,809	37
Casa Berardi	11,413	-	0.10	-	1,181

2018 Proven Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	6	13.8	0.10	86	1
Lucky Friday	4,230	15.4	-	65,234	-
San Sebastian	22	3.9	0.08	85	2
Casa Berardi	6,790	-	0.08	-	563
Fire Creek	24	1.1	1.21	27	29
Hollister	2	7.0	0.73	17	2

2018 Probable Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	9,270	11.5	0.09	106,972	840
Lucky Friday	1,387	11.4	-	15,815	-
San Sebastian	206	12.3	0.10	2,705	21
Casa Berardi	16,954	-	0.08	-	1,343
Fire Creek	91	0.3	0.44	30	40
Hollister	9	7.2	0.65	66	6

2019 Proven Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	7	14.8	0.08	106	1
Lucky Friday	4,185	15.4	-	64,506	-
San Sebastian	35	4.8	0.08	166	3
Casa Berardi Open Pit	5,873	-	0.08	-	447
Casa Berardi UG	974	-	0.06	-	156
Fire Creek	22	1.2	1.51	28	33

2019 Probable Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	10,713	12.2	0.09	130,791	932
Lucky Friday	1,386	11.4	-	15,815	-
San Sebastian	66	10.9	0.07	716	5
Casa Berardi Open Pit	11,802	-	0.07	-	809
Casa Berardi UG	1,978	-	0.15	-	305
Fire Creek	37	0.6	0.56	23	21

2020 Proven Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	3	21.8	0.10	70	0
Lucky Friday	4,393	14.2	-	62,290	-
Casa Berardi Open Pit	4,437	-	0.09	-	410
Casa Berardi UG	1,038	-	0.15	-	158
Fire Creek	62	0.4	0.48	28	30

2020 Probable Reserves	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Silver (000 oz)	Gold (000 oz)
Greens Creek	8,975	12.4	0.09	111,333	827
Lucky Friday	1,372	10.7	-	14,702	-
Casa Berardi Open Pit	9,763	-	0.08	-	744
Casa Berardi UG	1,533	-	0.15	-	231
Fire Creek	1	0.9	0.71	1	1

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2010 – 2020 RESERVE TABLE RESPONSIBLE. SAFE. INNOVATIVE. l